Filed pursuant to General Instruction II.L of Form F-10

File No. 333-282301

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated September 26, 2024 (the “Base Shelf Prospectus” and, as supplemented by this Prospectus Supplement, the “Prospectus”) to which it relates as amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Base Shelf Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Verses AI Inc. at 205 – 810 Quayside Drive, New Westminster, British Columbia, V3M 6B9, Telephone 323-868-0514, and are also available electronically at www.sedarplus.ca or on the Electronic Data Gathering, Analysis and Retrieval System, or EDGAR, which can be accessed at www.sec.gov.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED SEPTEMBER 26, 2024

New Issue	July 9, 2025

VERSES AI INC.

US$7,000,331 (C$9,573,758)

1,007,764 Units

Offering Price: US$6.946 (C$9.50) per Unit

Verses AI Inc. (“VERSES” or the “Company”) is hereby qualifying for distribution (the “Offering”) of units of the Company, (the “Units”) at a price of US$6.946 (C$9.50) per Unit (the “Offering Price”) for aggregate gross proceeds of US$7,000,331 (C$9,573,758). See “Description of Securities Being Distributed”.

The Offering is being made in Canada under the terms of this Prospectus Supplement and concurrently in the United States under the terms of the Company’s registration statement on Form F-10 (File No. 333-282301) (as amended, the “U.S. Registration Statement”) filed with and declared effective by the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Notice Regarding Presentation of Financial Information”

The terms of the Offering were determined by arm’s length negotiation between the Company, A.G.P. Canada Investments ULC (“AGP Canada”) and A.G.P./Alliance Global Partners (“AGP U.S.”, and, together with AGP Canada, “A.G.P.” or the “Agents”) pursuant to an agency agreement (the “Agency Agreement”) dated July 8, 2025, among the Company and the Agents. See “Plan of Distribution”. Offers and sales of Units by A.G.P. in the United States will be made through AGP U.S., AGP Canada’s U.S. registered broker-dealer affiliate.

The net proceeds from the Offering will be used primarily to strengthen the Company’s financial position and provide liquidity to finance ongoing operations, including, in particular, the Company’s expenses incurred, and expected to be incurred, in connection with the Company’s research and development objectives, and for working capital and general corporate purposes. See “Use of Proceeds”.

Investing in the Units involves significant risks. You should carefully read the “Risk Factors” in this Prospectus Supplement and the “Risk Factors” section beginning on page S-16 of the accompanying short form base shelf prospectus dated September 26, 2024 (the “Base Shelf Prospectus” and together with this Prospectus Supplement, the “Prospectus”) and in the documents incorporated by reference herein and therein for a discussion of certain risks that you should consider in connection with an investment in the Units.

Each Unit is comprised of one Subordinate Voting Share (each, a “Unit Share”), and one-half of one transferable Subordinate Voting Share purchase warrant of the Company (each, a “Unit Warrant”). Each whole Unit Warrant is exercisable to acquire one Subordinate Voting Share of the Company (each, a “Warrant Share”) at an exercise price of US$8.409 (C$11.50) per Warrant Share (the “Exercise Price”) until 5:00 p.m. (Vancouver Time) on the date that is three years following the Closing Date (as hereinafter defined) (the “Warrant Expiry Time”), subject to adjustment in certain events, if any. The Unit Warrants are governed by the terms and conditions of a warrant indenture to be entered into on the Closing Date (as defined below) between Endeavor Trust Corporation, as warrant agent (the “Warrant Agent”) and the Company (the “Warrant Indenture”).

The Units will not trade and will separate into Unit Shares and Unit Warrants immediately upon issuance and will be issued and sold pursuant to the terms of the Agency Agreement. See “Plan of Distribution”. The currently outstanding Subordinate Voting Shares are listed on Cboe Canada Inc. (the “Cboe Canada”) under the symbol “VERS” and are quoted on the OTCQB Venture Market (the “OTCQB”), an over-the-counter public market in the United States under the symbol “VRSSD”. On July 8, 2025, being the last complete trading day of the Subordinate Voting Shares and listed warrants prior to the date of this Prospectus Supplement, the closing prices on the Cboe Canada of the Subordinate Voting Shares, and the warrants of the Company trading under the symbols “VERS.WT.A” and “VERS.WT.B” were C$11.46, C$0.165 and C$0.20, respectively.

The Company intends to apply to list the Unit Shares, the Warrant Shares, the Compensation Warrant Shares (as defined below) issuable upon exercise of the Compensation Warrants (as defined below) and the Corporate Finance Fee Warrant Shares (as defined below) issuable upon exercise of the Corporate Finance Fee Warrants (as defined below) on the Cboe Canada. Listing will be subject to acceptance by the Cboe Canada upon the Company fulfilling the customary listing requirements of the Cboe Canada.

On March 25, 2025, the Company completed a consolidation of its Subordinate Voting Shares on the basis of one (1) post-consolidation Subordinate Voting Share for every nine (9) pre-consolidation Subordinate Voting Shares (the “March Consolidation”). The post-March Consolidation Subordinate Voting Shares began trading on the Cboe Canada on March 27, 2025. On June 23, 2025, the Company completed a consolidation of its Subordinate Voting Shares on the basis of one (1) post-consolidation Subordinate Voting Share for every three (3) pre-consolidation Subordinate Voting Shares (the “June Consolidation” together with the March Consolidation, the “Consolidations”). The post-June Consolidation Subordinate Voting Shares began trading on the Cboe Canada on June 23, 2025. Historical trading prices and volumes in this Prospectus Supplement have been amended to reflect the Consolidations. See “Price Range and Trading Volume”.

There is no market through which the Unit Warrants may be sold and purchasers may not be able to resell the Unit Warrants purchased in this Offering. In addition, the Unit Warrants will not be listed for trading on the Cboe Canada or any other stock exchange following the Closing Date. This may affect the pricing of the Unit Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Unit Warrants, and the extent of issuer regulation. See “Risk Factors”.

Price: US$6.946 per Unit

	Public Offering Price		Agents’ Commission(1)		Net Proceeds to the Company(2)
Per Unit	US$	6.946	US$	0.3969	US$	6.5491
Total(3)(4)	US$	7,000,331	US$	400,000	US$	6,600,331

Notes:

(1)	Pursuant to the Agency Agreement, the Company has agreed to pay the Agents a cash commission (the “Agents’ Fee”) equal to 7.0% of the aggregate gross proceeds of the Offering. In addition, the Company has agreed to issue to the Agents, on the Closing Date, Compensation Warrants (the “Compensation Warrants”) to acquire up to 35,271 Subordinate Voting Shares (each, a “Compensation Warrant Share”) at a price of US$8.409 (C$11.50) per Compensation Warrant Share until the date that is three years from the Closing Date subject to adjustment in certain events. The Agents’ Fee and the number of Compensation Warrants issuable shall be reduced to 2.0% in respect of the portion of the aggregate gross proceeds of the Offering attributable to the subscribers identified by the Company (the “President’s List”). The Agents’ Fee and Compensation Warrants will be payable on the total gross proceeds of the Offering and the total number of Units issued, respectively. The Company has also agreed to reimburse the Agents for their reasonable expenses in connection with the Offering. See “Plan of Distribution”.
(2)	After deducting the Agents’ Fee, but before deducting expenses of the Offering estimated to be an aggregate of US$1,045,804, which will be paid from the net proceeds of the Offering (assuming the full Offering is completed and there is no President’s List participation).
(3)	From the price per Unit, the Company will, for its purposes, allocate US$6.9459 to each Unit Share and US$0.0001 to each Unit Warrant comprising the Units. Amounts presented reflect the initial value attributable to the Units Shares and Unit Warrants and do not necessarily reflect the amounts that may be required under IFRS (as hereinafter defined).
(4)	In connection with the Offering the Company shall pay to TriView Capital Ltd. (“TriView”), a corporate finance fee (the “TriView Corporate Finance Fee”) satisfied through a cash payment of US$250,000 (C$341,903) and through the issuance of 75,000 corporate finance fee warrants of the Company (the “Corporate Finance Fee Warrants”). Each Corporate Finance Fee Warrant shall entitle the holder to acquire one Subordinate Voting Share (a “Corporate Finance Fee Warrant Share”) at a price of US$8.409 (C$11.50) per Corporate Finance Fee Warrant Share until the date that is three years from the Closing Date subject to adjustment in certain events. This Prospectus Supplement and the Prospectus also qualify for distribution the Corporate Finance Fee Warrants. See “Plan of Distribution”.

The Agents, as principals, conditionally offer the Units on behalf of the Company, subject to prior sale, if, as and when issued by the Company and delivered and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under “Plan of Distribution” and subject to the passing upon of certain legal matters relating to the Offering on behalf of the Company by DuMoulin Black LLP and Sheppard, Mullin, Richter & Hampton LLP with respect to certain legal matters other than tax-related matters, and by Thorsteinssons LLP with respect to tax-related matters, and on behalf of the Agents by TingleMerrett LLP with respect to certain legal matters other than tax-related matters.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing is expected to occur on or about July 11, 2025, or such other date as may be agreed upon by the Company and the Agents (the “Closing Date”).

We expect delivery of the Unit Shares and Unit Warrants will be made to investors on or about the Closing Date, which is the second business day following the date of pricing of the Units (such settlement being referred to as “T+2”), while ensuring statutory rights of withdrawal and rescission continue to be available to investors. See “Statutory Rights Of Withdrawal And Rescission”.

In connection with the Offering, subject to applicable laws, the Agents may effect transactions that are intended to stabilize or maintain the market price of the Subordinate Voting Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Unit Shares and Unit Warrants will be delivered through the facilities of CDS Clearing and Depository Services Inc. (“CDS) on the Closing Date (subject to certain limited exceptions). It is expected that the Company will arrange for the instant deposit of the Unit Shares and Unit Warrants under the book-based system of registration, to be registered to CDS or its nominee, and deposited with CDS or its nominee (subject to certain limited exceptions). Except in certain limited circumstances, definitive certificates or other ownership evidence representing the Unit Shares and Unit Warrants will not be issued to purchasers of the Units. Purchasers of the Units will receive only a customer confirmation from the Agents or other registered dealer who is a CDS participant, and from or through whom a beneficial interest in the Units is purchased (subject to certain limited exceptions).

The Offering Price and certain terms of the Offering were determined by arm’s length negotiation between the Company and the Agents. See “Plan of Distribution”.

The Company’s head office and registered and records office is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3.

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Base Shelf Prospectus as such information is accurate only as of the date of the applicable document. The Company and the Agents have not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Company and the Agents will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

Gabriel René, Chief Executive Officer and a director of the Company, Dan Mapes, President Emeritus, Director of Global Development and a director of the Company, James Christodoulou, Chief Financial Officer of the Company, Kevin Wilson, Chief Accounting Officer and Secretary of the Company, James Hendrickson, President and Chief Operating Officer of the Company, Hari Thiruvengada, Chief Technology Officer of the Company, Michael Blum, a director of the Company, and Jonathan De Vos, a director of the Company, each reside outside of Canada, and each of them have appointed DuMoulin Black LLP, 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3 , as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction of resides outside of Canada, even if the party has appointed an agent for service of process.

VERSES is permitted under a multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Base Shelf Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with generally accepted accounting principles in the United Stated (“U.S. GAAP”) and thus may not be comparable to financial statements of Canadian companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the facts that (i) the Company is incorporated or organized under the laws of British Columbia, Canada, and (ii) some or all of the Agents or experts named in this Prospectus Supplement and the Prospectus may be residents of a country other than the United States. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that the acquisition, holding or disposition of the Units (including the Unit Shares and Unit Warrants) may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See the sections titled “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations”, “Certain Material U.S. Federal Income Tax Considerations” and “Risk Factors”.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

S-1

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering. The second part is the accompanying Base Shelf Prospectus, which provides more general information, some of which may not apply to the Offering. If the information varies between this Prospectus Supplement and the accompanying Base Shelf Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Base Shelf Prospectus and all information incorporated by reference herein and therein. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update, or change information contained in the accompanying Base Shelf Prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Base Shelf Prospectus or any documents incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Base Shelf Prospectus and such documents incorporated by reference herein or therein.

You should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Base Shelf Prospectus. We have not, and the Agents have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is offering to sell, and seeking offers to buy, Units only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should bear in mind that although the information contained in this Prospectus Supplement and the accompanying Base Shelf Prospectus is accurate as of any date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus Supplement and by any subsequently filed prospectus amendments.

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are part of the U.S. Registration Statement. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Company and the Units.

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Base Shelf Prospectus. See “Documents Incorporated by Reference”.

Following approval by the Company’s board of directors and in compliance with the Company’s constating documents and applicable laws, the Company consolidated its issued and outstanding Subordinate Voting Shares at a ratio of one (1) post-consolidation Subordinate Voting Share for every nine (9) pre-consolidation Subordinate Voting Shares. The March Consolidation came into effect on March 27, 2025. The post-March Consolidation Subordinate Voting Shares began trading on the Cboe Canada on March 27, 2025. Furthermore, following approval by the Company’s board of directors and in compliance with the Company’s constating documents and applicable laws, the Company consolidated its issued and outstanding Subordinate Voting Shares at a ratio of one (1) post-consolidation Subordinate Voting Share for every three (3) pre-consolidation Subordinate Voting Shares. The June Consolidation came into effect on June 23, 2025. The post-June Consolidation Subordinate Voting Shares began trading on the Cboe Canada on June 23, 2025. Historical trading prices and volumes in this Prospectus Supplement have been amended to reflect the Consolidations. See “Price Range and Trading Volume”.

S-2

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Base Shelf Prospectus to “VERSES”, the “Company”, “we”, “us” and “our” includes Verses AI Inc. and each of its material subsidiaries, as the context requires.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus, and the selected consolidated financial data derived therefrom included in this Prospectus Supplement and the accompanying Base Shelf Prospectus, are presented in United States dollars. Unless stated otherwise or the context otherwise requires, in this Prospectus Supplement and the accompanying Base Shelf Prospectus, references to “USD” “US$” or “$” are to United States dollars and references to “CAD$” or “C$” are to Canadian dollars. On July 8, 2025, the noon buying rate as reported by the Bank of Canada for the conversion of one Canadian dollar into United States dollars was CAD$1.00 equals US$0.7312.

The high, low, average and closing rates for the Canadian dollar in terms of United States dollars for each of the periods noted below, as quoted by the Bank of Canada, were as follows:

	Period from January 1, 2025 to July 8, 2025		Year Ended December 31
			2024		2023
Highest rate during period	US$	0.7376	US$	0.7510	US$	0.7617
Lowest rate during period	US$	0.6848	US$	0.6937	US$	0.7207
Average rate during period	US$	0.7107	US$	0.7302	US$	0.7410
Rate at the end of period	US$	0.7312	US$	0.6950	US$	0.7561

The average exchange rate is calculated using the average of the noon buying rate on the last business day of each month during the applicable fiscal year or interim period. The Canadian dollar/United States dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

The annual financial statements incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus, and the selected consolidated financial data derived therefrom included in this Prospectus Supplement and the accompanying Base Shelf Prospectus, have been prepared in accordance with U.S. GAAP.

S-3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Base Shelf Prospectus, and the documents incorporated by reference into this Prospectus Supplement, the accompanying Base Shelf Prospectus and the Company’s other public disclosure contain “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking information”) concerning the Company’s business plans, including, but not limited to, anticipated results and developments in Verses’ operations in future periods, and other matters that may occur in the future. In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “target”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “determine”, “continue”, “projects”, “potential”, “proposed” or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, events or results “may”, “could”, “whether to”, “would”, “should”, “likely”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. Forward-looking information contained in this Prospectus Supplement and the accompanying Prospectus includes, but is not limited to, statements regarding:

●	the timing of the Offering;

●	the anticipated completion of the Offering;

●	the anticipated receipt of regulatory and exchange approval/acceptance in respect of the Offering;

●	the anticipated use of the net proceeds of the Offering;

●	the competitive and business strategies of the Company;

●	the Company’s research roadmap and expectations regarding the Company’s development of artificial intelligence (“AI”);

●	the Company’s participation in AI benchmark challenges and expectations regarding the public release timeline of Genius (as defined below);

●	market prices, values and other economic indicators;

●	receipt and timing of any required governmental, regulatory and third-party approvals, licenses and permits;

●	the performance of the Company’s business and operations;

●	the intention to grow the business, operations and potential activities of the Company;

●	the Company’s competitive positioning;

●	the Company’s anticipated partnerships and agreements with third parties and the expected outcomes of such partnerships and agreements;

●	possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action;

●	timing, costs and potential success of future activities on the Company’s facilities and projects;

●	future outlook and goals relating to the Company’s strategy;

●	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to continue development of its business and continue operations;

●	the Company’s expected reliance on key management personnel, advisors and consultants;

●	the Company’s intended compensation policy and practices and compensation structure;

●	the capabilities of Genius and Genius-based applications;

S-4

●	the development and roll-out of Genius and Genius-based applications;

●	the expected competitive aspects of Genius and Genius-based applications in the market;

●	the scalability of the Spatial Web (as defined herein) and Genius;

●	beliefs and intentions regarding the ownership or potential ownership of any material patents, trademarks and domain names used in connection with our products and services;

●	analyses and other information based on expectations of future performance and planned products;

●	planned expenditures and budgets and the execution thereof; and

●	anticipated results and developments in the Company’s operations in future periods and other matters which may occur in the future.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including, without limitation, assumptions about:

●	possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action;

●	general economic, financial market, regulatory and political conditions in which the Company operates;

●	general demand and consumer interest in the Company’s products;

●	the competitive environment in which the Company operates;

●	the ability of the Company to grow its market share and the Company’s growth outlook;

●	anticipated and unanticipated costs that the Company may face;

●	estimated contracted revenue, revenue structures and revenue from operations;

●	there being no significant delays in the development and commercialization of Genius and other products and services;

●	the ability of the Company to raise any necessary capital on acceptable terms;

●	the ability of the Company to anticipate future needs of clients and partners;

●	the ability of the Company to maintain and effect sufficient research and development capabilities;

●	the ability of the Company to execute the Company’s growth, sales and customer acquisition strategies;

●	the ability of the Company to attract and retain skilled personnel;

●	the ability of the Company to obtain qualified staff and in a timely and cost-efficient manner;

●	there being no significant barriers to the acceptance of the Company’s products and services;

●	the continued adoption and acceptance of the Spatial Web;

●	stability in financial and capital markets;

●	fluctuations in capital markets and share prices;

●	the accuracy of budgeted costs and expenditures;

●	future currency exchange rates and interest rates;

S-5

●	the timely receipt of any required governmental, regulatory and third-party approvals, license and permits on favorable terms and any required renewals of the same;

●	legislation and regulation favoring the furtherance of artificial intelligence applications; and

●	requirements under applicable laws.

While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, by their very nature, forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, events, results, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, without limitation: the industry-wide risks; fluctuations in capital markets and share prices; price volatility; risks related to the ability to obtain financing needed to fund the continued development of the Company’s business; failure of the Company to complete the Offering; changes in the Company’s business plans; failure of the Company to use the proceeds from the Offering as anticipated; risks related to the Company’s limited operating history; the Company requiring additional funding to maintain operations; risks related to the Company’s negative cashflow from operating activities; the Company’s failure to implement their growth strategy; risks related to conflicts of interest involving the Company’s management; risks related to the uncertainty of the Company’s use of available funds; risks related to proprietary AI algorithms; the failure of the Company to manage its growth; risks related to the Company’s reliance on strategic partnerships; risk associated with security breaches; risk associated with software errors or defects; risks associated with insufficient insurance coverage; the Company’s failure to maintain, promote and enhance its brand; the Company’s dependence on customer internet access and use of internet for commerce; risks associated with privacy and security of sensitive information; risks associated with changes in technology affecting the Company’s business and products; risks associated with the competitive environment of the Company’s industry; risks associated with the uncertainty of market opportunity estimates and growth forecasts; risks associated with reputational damage; the Company’s inability to protect its intellectual property; the volatility of the global economy; the Company’s dependence on management and key personnel; risks associated with government regulation affecting the Company; the Company being subject to civil or other legal proceedings; risks related to reporting requirements arising from the Company’s reporting issuer status; risks associated with future acquisitions; risks related to the maintenance of effective internal controls by the Company; the potential that no active or liquid market for the Subordinate Voting Shares may develop or be sustained; the speculative nature of an investment in the Subordinate Voting Shares; risk that the market price of the Subordinate Voting Shares may not represent the Company’s performance or intrinsic value; risks associated with the influence of reports published by securities or industry analysts on the trading market of the Subordinate Voting Shares; risks associated with price volatility of publicly traded securities; risks associated with the future dilution of the Company’s securities; risks associated the payment of dividends; and other risks discussed under “Risk Factors”.

This is not an exhaustive list of the risks and factors that may affect the Company’s forward-looking information. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in the forward-looking Information, there may be other factors that cause actions, events, conditions, results, performance or achievements not to be as anticipated, estimated or intended. In addition to those discussed in this Prospectus Supplement and the accompanying Prospectus, please refer to the risks described in the Company’s public disclosure record, including this Prospectus Supplement and the accompanying Prospectus, and the Company’s Annual Information Form.

S-6

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this Prospectus Supplement and the accompanying Prospectus. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Verses does not undertake any obligation to publicly update or revise any forward-looking information other than as required under applicable securities laws.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus Supplement and the accompanying Base Self Prospectus and the documents incorporated reference into the Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys, and forecasts) and management studies and estimates.

Unless otherwise indicated, our estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and include assumptions made by us which we believe to be reasonable based on our knowledge of our industry and markets. Although we believe these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Our internal research and assumptions have not been verified by any independent source, and we have not independently verified any third-party information. While we believe the market position, market opportunity, and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Gabriel René, Chief Executive Officer and a director of the Company, Dan Mapes, President Emeritus, Director of Global Development and a director of the Company , James Christodoulou, Chief Financial Officer of the Company, Kevin Wilson, Chief Accounting Officer and Secretary of the Company, James Hendrickson, President and Chief Operating Officer of the Company, Hari Thiruvengada, Chief Technology Officer of the Company, Michael Blum, a director of the Company, and Jonathan De Vos, a director of the Company, each reside outside of Canada, and each of them have appointed DuMoulin Black LLP, 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3 , as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction of resides outside of Canada, even if the party has appointed an agent for service of process.

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DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, other than Quebec.

The following documents of the Company, which have been filed by the Company with the securities regulatory authorities in Canada, are also specifically incorporated by reference into and form an integral part of the Base Shelf Prospectus, as supplemented by this Prospectus Supplement:

(a)	the annual information form of the Company dated June 30, 2025 for the year ended March 31, 2025, filed on SEDAR+ on July 1, 2025 (the “Annual Information Form” or “AIF”);

(b)	the audited consolidated financial statements of the Company for the years ended March 31, 2025 and 2024 together with the report of the independent auditor thereon and the notes thereto, filed on SEDAR+ on July 1, 2025 (the “Annual Financial Statements”);

(c)	the Company’s management’s discussion and analysis of the financial condition and results of operations for the year ended March 31, 2025, filed on SEDAR+ on July 1, 2025 (the “Annual MD&A”);

(d)	the management information circular of the Company dated August 14, 2024, prepared in connection with the Company’s annual meeting of shareholders held on September 13, 2024, filed on SEDAR+ on August 23, 2024;

(e)	the material change report of the Company dated April 28, 2025, filed on SEDAR+ on April 30, 2025 with respect to the closing of its public offering of units by way of prospectus supplement;

(f)

the material change report of the Company dated June 23, 2025, filed on SEDAR+ on June 30, 2025 with respect to the consolidation effective on June 23, 2025, on the basis of one (1) post-consolidation Subordinate Voting Share for every three (3) Subordinate Voting Shares outstanding immediately prior to the June Consolidation;

(g)

the document titled “Certain Material U.S. Federal Income Tax Considerations For Holders Of Our Subordinate Voting Shares” filed on SEDAR+ on March 25, 2025 summarizing certain material U.S. federal tax consequences of ownership and disposition of Subordinate Voting Shares; and

(h)

the document titled “Updates Relating To Litigation And Other Matters” filed on SEDAR+ on April 14, 2025 providing additional disclosure on the status of certain legal proceedings and clarifying past disclosure regarding the Company’s omnibus equity incentive plan.

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However, these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in the Prospectus or in any other subsequently filed document that is also incorporated by reference in the Prospectus.

On March 25, 2025, the Company completed a consolidation of its Subordinate Voting Shares on the basis of one (1) post-consolidation Subordinate Voting Share for every nine (9) pre-consolidation Subordinate Voting Shares. The post-March Consolidation Subordinate Voting Shares began trading on the Cboe Canada on March 27, 2025. Furthermore, on June 23, 2025, the Company completed a consolidation of its Subordinate Voting Shares on the basis of one (1) post-consolidation Subordinate Voting Share for every three (3) pre-consolidation Subordinate Voting Shares. The post-June Consolidation Subordinate Voting Shares began trading on the Cboe Canada on June 23, 2025. Historical financial information in the aforementioned documents incorporated by reference have not been amended to reflect the Consolidations.

Any documents of the type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that are filed by the Company after the date of this Prospectus Supplement and prior to the termination of the Offering under this Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 8-K (or any respective successor form) that is filed with or furnished to the SEC by the Company after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part. In particular, all documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”), on or after the date of the Prospectus until the date on which the U.S. Registration Statement has been withdrawn shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part of this Prospectus Supplement from the date of filing of those documents. However, information that we furnish to the SEC under the U.S. Exchange Act on either Form 6-K or under Item 2.02 or Item 7.01 of Form 8-K shall not be incorporated by reference into, or otherwise be included in, this Prospectus Supplement unless such Form 6-K or Form 8-K explicitly provides that such information shall be incorporated by reference into this Prospectus Supplement and only to the extent expressly provided in such Form 6-K or Form 8-K.

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Any statement contained in this Prospectus Supplement or in the accompanying Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the accompanying Base Shelf Prospectus, except as so modified or superseded.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus Supplement, and the Company disclaims any such incorporation by reference.

Upon a new annual information form and the related audited annual financial statements and management’s discussion and analysis being filed by the Company with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities in Canada and with the SEC during the currency of this Prospectus Supplement, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, and all interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of the Company’s financial year in which the new annual information form and the related annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus Supplement and accompanying Base Shelf Prospectus for purposes of future offers and sales of securities hereunder. Upon new interim financial statements and related management’s discussion and analysis being filed by us with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus Supplement, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus Supplement and accompanying Base Shelf Prospectus for purposes of future offers and sales of securities hereunder. Upon a new information circular relating to an annual general meeting of holders of Subordinate Voting Shares being filed by us with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus Supplement, the information circular for the preceding annual general meeting of holders of Subordinate Voting Shares shall be deemed no longer to be incorporated into this Prospectus Supplement and accompanying Prospectus for purposes of future offers and sales of securities hereunder.

Copies of the documents incorporated by reference herein will be available electronically on the Company’s SEDAR+ profile, which can be accessed at www.sedarplus.ca, and from the Company’s EDGAR profile, which can be accessed on the SEC’s website at www.sec.gov. The Company’s filings through SEDAR+ and EDGAR are not incorporated by reference in the Prospectus except as specifically set out herein.

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DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement is a part insofar as required by the SEC’s Form F-10:

●	all documents and information listed under “Documents Incorporated by Reference” in this Prospectus that have been or will be filed with or furnished to the SEC;

●	the Agency Agreement made by and among the Company and the Agents described in this Prospectus Supplement;

●	the form of the Warrant Indenture described in this Prospectus Supplement;

●	the consent of M&K CPAS, PLLC, the Company’s current independent auditor;

●	the consent of DuMoulin Black LLP, the Company’s Canadian counsel;

●	the consent of Thorsteinssons LLP, the Company’s Canadian tax counsel;

●	the consent of TingleMerrett LLP, the Agents’ Canadian counsel; and

●	powers of attorney of the Company’s directors and officers, as applicable.

Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

THE COMPANY

The following summary contains basic information about the Company and is not intended to be complete. This description does not contain all the information about the Company and its assets and business that you should consider before investing in the Units. You should carefully read the entire Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus before making an investment decision. See “Documents Incorporated by Reference” and “Additional Information”. You should also carefully consider the matters discussed under “Risk Factors” in this Prospectus Supplement, the “Risk Factors” section beginning on page S-16 of the accompanying Prospectus and the “Risk Factors” section beginning on page S-16 of the AIF.

Summary Description of the Business

VERSES is a cognitive computing company specializing in next generation intelligence software systems. The Company is primarily focused on developing an intelligence-as-a-service smart software platform, Genius (which has absorbed the Company’s previous KOSM™ and KOSM Exchange products), through its subsidiary VERSES Technologies USA.

The Company’s business is based on the vision of the “Spatial Web” – an open, hyper-connected, context-aware, governance-based network of humans, machines and intelligent agents. The Company’s ambition is to build tools that enable the Spatial Web and to become a leader in the transition from the information age to the intelligence age.

The Company launched a private beta program of Genius (including Genius Agents and Genius Core) in early 2024 with a few select partners with whom the Company has existing business relationships and a public beta program for a broader number of developers in the second half of 2024. This public beta program included enhanced functionalities and was intended to help the Company increase its potential customer base, while refining its product offerings in anticipation of the 1.0 launch of Genius.

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On April 30, 2025, the Company announced the launch of its flagship product Genius, enabling agentic intelligence for enterprise. The initial target audience for Genius is machine learning and data science professionals trying to solve enterprise problems that require prediction with uncertainty or hidden factors. Genius is designed to provide the tools necessary to build domain-specific models that are intended to enhance decision-making (inference as a service) for third-party agents through the Company’s software development kits/application programming interfaces and model editor. The Company will offer Genius as a paid service with consumption-based and performance-based pricing as well as enterprise licensing.

More detailed information regarding the Company’s business, operations, assets and properties can be found in the Annual Information Form and other documents which are incorporated herein by reference. See “Documents Incorporated by Reference”.

Recent Developments

Other than as disclosed herein, there have been no material developments in the business of the Company since the date of the Annual Financial Statements, which have not been disclosed in this Prospectus Supplement, the Prospectus or the documents incorporated by reference herein or therein.

On April 17, 2025, the Company announced that James Hendrickson had been promoted to the role of President and Chief Operating Officer of the Company. The Company also announced Dan Mapes left his role as President of the Company and had been appointed President Emeritus and Director of Global Development of the Company.

On April 28, 2025, the Company announced the closing of a public offering of 916,666 units at a price of US$8.64 (C$12.00) per unit for gross proceeds to the Company of approximately US$7.9 million (C$11.0 million). Each unit consists of one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant. Each whole warrant entitles the holder to purchase one Subordinate Voting Share at an exercise price of US$10.80 (C$15.00), subject to adjustment as set forth therein, and expires 36 months from the date of issuance. In connection with the offering, the Company paid a cash commission of US$432,540 (C$600,000) to the agents in the offering and issued the agents 211,000 compensation warrants exercisable into one Subordinate Voting Share at an exercise price of US$8.64 (C$12.00) per share, subject to adjustment as set forth therein, for a period of 36 months after the issuance date. A.G.P. Canada Investments ULC acted as lead agent for the offering, while Clear Street LLC acted as lead U.S. agent in the offering, and A.G.P./Alliance Global Partners acted as U.S. agent in the offering.

On April 30, 2025, the Company announced that it had launched its flagship product Genius, enabling agentic intelligence for enterprise. The Company will offer Genius as a paid service with consumption-based and performance-based pricing as well as enterprise licenses.

On June 2, 2025, the Company announced positive performance results of AXIOM in the “Gameworld 10K” benchmark.

On June 23, 2025, the Company completed the June Consolidation, pursuant to which the Subordinate Voting Shares of the Company were consolidated on the basis of one (1) post-consolidation Subordinate Voting Share for every three (3) Subordinate Voting Share outstanding immediately prior to the June Consolidation. The June Consolidation came into effect on June 23, 2025. The post-consolidation Subordinate Voting Shares began trading on the Cboe Canada on June 23, 2025.

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Intangible Properties

VERSES recognizes the importance of its intangible assets such as brand names, relationships with customers and partners, licenses, and trade secrets. To protect its products and processes, VERSES periodically reviews opportunities to register copyrights, trademarks, and patents in different countries. In addition to the previously disclosed intangible properties of the Company, the following are provisional patent applications, copyrights, and trademarks relevant to the Company’s business as of the date of this Prospectus:

Non-Provisional Patent Applications

As of the date of this Prospectus, the Company has submitted formal non-provisional applications in the Untied States via the United States Patent and Trademark Office (the “USPTO”) for the four patents listed below. The non-provisional filings have now been assigned new applications serial numbers, which are set out below.

1.	“METHOD AND SYSTEM FOR AUTOMATICALLY DEVELOPING RULES FOR AGENTS DRIVING DEVICE BEHAVIOR”, provisional filed on April 26, 2023 (old provisional # 63/499,287) (new U.S. non-provisional application serial number 18/651,479, converted April 30, 2024).

2.	“METHOD AND SYSTEM FOR SPECIFYING AN ACTIVE INFERENCE BASED AGENT USING NATURAL LANGUAGE”, provisional filed on July 12, 2023 (old provisional # 63/513,322) (new U.S. non-provisional application serial number 18/770,654, converted July 11, 2024).

3.	“METHOD AND SYSTEM FOR PROBABILISTIC QUERYING OF A VECTOR GRAPH DATABASE”, provisional filed on July 25, 2023 (old provisional # 63/515,573) (new U.S. non-provisional application serial number 18/783,398, converted July 24, 2024).

4.	“METHOD OF UPDATING GRAPH DATABASES BY USING COMPUTATION GRAPHS”, provisional filed on September 1, 2023 (old provisional # 63/580,314) (new U.S. non-provisional application serial number 18/809,219, converted August 19, 2024).

In July 2025, the Company received a Notice of Allowance from the USPTO indicating that the non-provisional patent application titled “METHOD AND SYSTEM FOR SPECIFYING AN ACTIVE INFERENCE BASED AGENT USING NATURAL LANGUAGE” (new U.S. non-provisional application serial number 18/770,654) will likely be approved as a full registered utility patent upon the payment of the issue fee and submission of additional documentation. If approved, this will be the Company’s first patent.

Additionally, the PCT application “METHOD AND SYSTEM FOR OPTIMIZING A WAREHOUSE” (provisional filed on September 21, 2022 and subsequently filed under the PTC - old provisional # 63/360,286) was converted to a non-provisional on March 19, 2024, with only the USA being selected for localization (new non-provisional application serial number 18/693,486).

Provisional Patent Applications

The Company has filed the following provisional applications with the USPTO:

●	“A METHOD FOR AUTOMATICALLY EXPANDING FACTOR GRAPH DATABASE”, 63/593,745, filed on October 27, 2023
●	“A METHOD FOR GENERATING USER SPECIFIC INTERFACES USING GENERATIVE UI”, 63/604,123, filed on November 29, 2023
●	“A METHOD OF IMPROVING TEXT VECTORIZATION USING DEPTH FIRST SEARCH AND RADIX TREES”, 63/618,776, filed on January 8, 2024
●	“A METHOD FOR EXTRACTING, TRANSFORMING AND LOADING LEGAL INFORMATION ONTO AUTONOMOUS AGENTS USING LARGE LANGUAGE MODELS AND COMPUTER GRAPH DATABASES”, 63/549,994, filed on February 5, 2024
●	“A METHOD OF DIGITAL DOCUMENT REVIEW USING FACTOR GRAPH DOCUMENT DATABASE”, 63/558,504, filed on February 27, 2024
●	“A METHOD OF INTERAGENT COMMUNICATION IN PROBABILISTIC AGENTS IMPLEMENTING FACTOR GRAPH DOCUMENT DATABASES”, 63/631,184, filed on April 8, 2024

S-13

Provisional applications are not official patents and do not provide prosecutable intellectual property protection. However, the provisional application for a patent allows the Company to obtain an official filing date before public disclosure of an invention. This filing date ensures, if the application is successful, that no other provisional application made in respect of the same invention filed after the filing date, is able to proceed with the patent application. Once a provisional application is filed, the Company has 12 months to file a formal non-provisional application. Once a non-provisional application is submitted, the review process can take approximately two to four years at a cost of approximately US$15,000 per patent for filing fees.

Additionally, while a provisional application is active, an applicant may file a patent application under the PCT for the purposes of seeking international patent protection. A PCT application extends the filing deadline of a non-provisional patent application by up to 18 months which means that under the PCT regime, it can take up to 30 months for a non-provisional patent application to be filed in connection with a provisional application. Except for patent applications filed under the PCT, the 12 month period for the filing of a formal non-provisional application cannot be extended.

Trademarks

The Company has the following registered trademarks:

●	U.S. Registration No. 5838650 (“VERSES”) in International Class 42, registered on August 20, 2019;
●	U.S. Registration No. 7201904 (“VERSES”) in International Class 42, registered on October 24, 2023;
●	U.S. Registration No. 7201550 (“V VERSES”) in International Class 42, registered on October 24, 2023;
●	U.S. Registration No. 7248436 (“IMAGINE A SMARTER WORLD”) in International Class 42, registered on December 19, 2023;
●	U.S. Registration No. 7080725 (“WAYFINDER”) in International Class 42, registered on June 13, 2023;
●	U.S. Registration No. 5839158 (“THE POWER OF SMART SPACE”) in International Class 42, registered on August 20, 2019;
●	U.S. Registration No. 6811022 (“VERSES SPATIAL WEB PROTOCOL”) in International Class 42, registered on August 9, 2022;
●	U.S. Registration No. 7289102 (“SPATIAL INTELLIGENCE MANAGEMENT”) in International Class 42, registered on January 23, 2024;
●	European Application Serial No. 18392857 (“VERSES”) in Class 42, registered on June 12, 2021;

●	European Application Serial No. 18392876 (“WAYFINDER”) in Class 42, registered on June 12, 2022;
●	European Application Serial No. 18392875 (“COSM”) in Class 42, registered on June 12, 2022;
●	European Application Serial No. 18392878 (“POWERING THE SPATIAL WEB”) in Class 42, registered on June 12, 2022;
●	European Application Serial No. 18659312 (“DOMAINFLOW”) in Class 9, registered on July 20, 2022; and
●	European Application Serial No. 18658983 (“SIMFLOW”) in Class 9, registered on August 24, 2022.

The Company has filed the following trademark applications with the USPTO:

●	U.S. Registration No. 97853452 (“AI REIMAGINED”) in International Class 42, filed on March 23, 2023;
●	U.S. Registration No. 98071341 (“GENIUS”) in International Classes 9 and 42, filed on July 5, 2023;
●	U.S. Registration No. 97930135 (“VERSES.AI”) in International Class 42, filed on May 10, 2023; and
●	U.S. Registration No. 98242187 (“SMARTER BY NATURE”) in International Class 42, filed on October 26, 2023.

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Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

Other than as set out herein, the Company is not and was not during the most recently completed financial year, or from the end of the most recently completed financial year to the date of this Prospectus, a party to, nor was any of its property the subject of, any legal or regulatory actions material to the Company, and no such proceedings or actions are known to be contemplated.

On July 13, 2022, David Thomson, a former independent contractor, filed a claim against one of the Company’s U.S. subsidiaries, VERSES Technologies USA, Inc. (“VTU”), Cyberlab LLC, and two directors/officers of the Company in Los Angeles Superior Court. The claim alleged violations of various sections of the California Corporations Code, breach of contract, breach of the implied covenant of good faith and fair dealing, and unjust enrichment. Plaintiff claimed as much as US$5,000,000 in damages, subject to proof. On September 1, 2022, VTU and the other defendants filed an answer denying any wrongdoing. VTU also made its own counterclaim against Mr. Thomson for: (i) misappropriation of trade secrets; (ii) breach of contract; (iii) violation of the California Computer Data Access and Fraud Act (“CDAFA”); and (iv) violation of the Economic Espionage Act along with three additional cross-claims (alleging violation of the Computer Fraud and Abuse Act, conversion, violation of the Stored Communications Act, respectively) that were subsequently dismissed. VTU, for its part, sought to recover both compensatory and punitive damages from Mr. Thomson, as well as restitution of any ill-gotten gains and an award of reasonable attorneys’ fees. The arbitration was conducted for a total of 13 days over a period from February 5 through April 3, 2024, via a single arbitrator at the American Arbitration Association. The Arbitrator allowed the claims against Mr. Thomson for trade secret misappropriation, breach of contract and unjust enrichment to move forward.

A final arbitration award was issued on May 17, 2024 imposing liability against: (i) VTU, jointly and severally with Cyberlab, LLC, a company owned by the Company’s former president and current President Emeritus, Director of Global Development and a director of the Company, Dan Mapes, in the amount of US$6,307,258, inclusive of interest; and (ii) Cyberlab, VTU and its principals, Gabriel René and Dan Mapes, jointly and severally, for damages in the amount of US$1,900,000, interest of US$709,973 costs of US$64,303 and the fees of plaintiff’s counsel totaling US$920,231. To resolve their part of joint and several liability, Mr. René and Mr. Mapes are working toward satisfying the portion of the award that applies to them as individuals, with the remaining liability belonging to VTU and Cyberlab. Initial good faith payments of $1,791,000 have been made to Mr. Thomson, which included $1,666,000 proceeds from insurance.

On January 24, 2025, Mr. Thomson filed a Petition to Confirm the Arbitration Award with the Los Angeles Superior Court. A hearing on the Petition was held and on May 8, 2025, the Petition was confirmed for approximately US$9,900,000 together with interest accrued thereon. The total amount of the award was recorded as an expense incurred during our fiscal year ended March 31, 2024, while in the following fiscal year we recorded as income the $1,666,000 insurance payment received by Mr. Mapes and Mr. Rene, which was partially offset by an aggregate of $817,787 of interest that accrued on the total award during the most recently completed fiscal year ended.

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On August 10, 2024, the Company learned that a complaint had been filed in the Los Angeles Superior Court on June 21, 2024 by a former employee (the “Complainant”) against one of the Company’s US subsidiaries (VERSES, Inc. or “VINC”) and one of its employees in their individual capacity. The Complainant worked for VINC but had been terminated several weeks prior for poor work performance. The Complainant alleged, inter alia, gender harassment; gender discrimination; race discrimination; race harassment; retaliation; and wrongful termination, while seeking to recover as much as US$3,500,000 in general and special compensatory damages, subject to proof. VINC (and the Company) dispute the allegations, and considers the Complainant’s termination to have been completely proper and justified under applicable law.

VINC was properly served with a copy of the Complaint (and associated summons) and filed an Answer to the allegations raised therein on September 24, 2024. Meanwhile, since the employment contract with the Complainant contained an arbitration clause, VINC’s counsel timely moved to compel arbitration (the “VINC Motion”). A hearing was held concerning the VINC Motion on April 1, 2025. The tentative ruling from the Los Angeles Superior Court (the “Court”) denied the VINC Motion, finding that the Ending Forced Arbitration of Sexual Assault and Sexual Harassment Act of 2021 (“EFASHA”) was applicable to the Complainant’s “gender harassment” claim and that the Complainant had the option to bring her claims to the Court instead of arbitration. The Court allowed for limited oral advocacy during which VINC’s counsel argued that the arbitration clause should be enforced. The Court took the matter under submission but, after due deliberation, reaffirmed its original conclusions. The Complainant served VINC with discovery requests, and responses were sent on May 8, 2025. As of the date of this Prospectus, VINC has not served any discovery on the Complainant. The Court assigned a trial date of July 10, 2026. The parties are currently engaged in settlement discussions and the Court also asked the parties to engage in informal mediation via a court sponsored alternative dispute resolution program. A post-mediation status conference is scheduled for September 15, 2025 where the parties have been instructed to summarize the outcome of the mediation process.

As any litigation is subject to many uncertainties, it is not possible to predict the ultimate outcome of this claim or to estimate the loss, if any, which may result. Accordingly, the outcome of the claim is not yet determinable, and the extent to which an outflow of funds may be required to settle this possible obligation cannot be reliably determined.

RISK FACTORS

Investing in the Units is speculative and involves a high degree of risk. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the Company’s future business, financial condition, results of operations and prospects and could cause them to differ materially from the estimates described in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference herein or therein, each of which could cause purchasers of Units to lose part or all of their investment. Before deciding to invest in the Units, investors should carefully consider the risk factors set out below, as well as the risk factors in the accompanying Base Shelf Prospectus and in the documents incorporated by reference.

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Risks Relating to the Business

Limited Operating History

The Company has a relatively limited operating history. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company will generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its business and growth plans. During the years ended March 31, 2025 and 2024, the Company had operating expenses of approximately $43.0 million and $52.1 million, respectively. An investment in the Company’s securities carries a high degree of risk and should be considered speculative by investors. Prospective investors should consider any purchase of the Units in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development and operations.

Additional Financing

The operation of the Company’s business will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, which may include debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets, the Company’s status as a relatively new enterprise with a limited history and/or the loss of key management personnel.

Negative Cash Flow from Operating Activities

The Company has had negative cash flow from operating activities since inception. For the years ended March 31, 2025 and 2024, the Company had negative cash flows of $33.1 million and $29.6 million, respectively. The Company’s business is in an early stage and additional capital investment will be required to achieve revenue. There is no assurance that the Company will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

Implementation of Growth Strategy

VERSES’ future growth, profitability and cash flows depends upon the Company’s ability to successfully implement its growth strategy, which, in turn, is dependent upon a number of factors, including the Company’s ability to:

1.	expand its customer/user base;

2.	retain qualified operations staff;

3.	protect its technology and intellectual property;

4.	support growth of existing customers; and

5.	enhance and develop Genius and Genius-based applications.

There can be no assurance that the Company can successfully achieve any or all of the above initiatives in the manner or time period that the Company expects. Further, achieving these objectives will require investments which may result in short-term costs without generating any current revenue and therefore may be dilutive to VERSES’ earnings. The Company cannot provide any assurance that it will realize, in full or in part, the anticipated benefits the Company expects its strategy will achieve. The failure to realize those benefits could have a material adverse effect on VERSES’ business, financial condition and results of operations.

S-17

Protection of Intellectual Property

The Company’s commercial success depends to a significant degree upon its ability to develop technologies, instruments, and services, and to obtain patents, where appropriate, or other intellectual property rights or statutory protection for these technologies and products in Canada, the United States and elsewhere. The Company currently has no issued patents related to any of its intellectual property. Despite devoting resources to the research and development of proprietary technology, the Company may not be able to develop technology that is patentable or protectable. Further, patents issued to the Company, if any, could be challenged, held invalid or unenforceable, or be circumvented and may not provide the Company with necessary or sufficient protection. Competitors and other third parties may be able to design around the Company’s intellectual property or develop technology similar to Genius that is not within the scope of such intellectual property. The Company’s inability to secure its intellectual property rights may have a material adverse effect on its business and results of operations.

Currently, the Company’s intellectual property includes provisional patent applications, copyrights and registered trademarks. With respect to the Company’s provisional patent applications, such applications may not result in full patents being granted, and any full patent applications that the Company files may not result in issued patents or may take longer than expected to result in issued patents. The Company plans on taking the necessary steps, including but not limited to, the filing of additional patents applications as appropriate. There is no assurance any patents will be issued or that when they are issued, they will include all of the claims currently included in the applications. The Company also relies on contractual obligations of its employees and contractors to maintain the confidentiality of the Company’s technologies. To compete effectively, the Company needs to develop and continue to maintain a proprietary position with respect to its technologies and business.

Additionally, prosecution and protection of the intellectual property rights sought can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the United States.

Conflicts of Interest

Certain of the Company’s directors and officers do not devote their full time to the affairs of the Company and certain of the Company’s directors and officers are also directors, officers and shareholders of other public companies in general, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the Business Corporations Act (British Columbia) has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favor of the Company. If any such conflicts are not resolved in favor of the Company, the Company may be adversely affected.

Uncertainty of Use of Available Funds

Management of the Company retains broad discretion in the application of the Company’s funds. The failure by the Company to apply available funds effectively could have a material adverse effect on the Company’s business, including the Company’s ability to achieve its stated business objectives.

Proprietary Artificial Intelligence Algorithms

VERSES uses proprietary AI algorithms in its product offerings. The continuous development, maintenance, and operation of VERSES’ AI products is expensive and complex, and may involve unforeseen difficulties, including material performance problems, undetected defects or errors. If Genius does not function reliably, this could negatively impact the user experience for VERSES’ customers. Any of these situations could result in customers’ dissatisfaction with VERSES, which could negatively impact VERSES’ business. Additionally, VERSES’ AI algorithms may lead to unintentional bias and discrimination, which could subject VERSES to legal or regulatory liability as well as reputational harm. Any of these eventualities could result in a material and adverse effect on VERSES’ business, financial condition, operating results, cash flows, and prospects.

S-18

Failure to Manage Growth

VERSES anticipates that growing demand for the Company’s services and Genius will place significant demands on the Company’s operational infrastructure. The scalability of Genius will depend on VERSES’ ability to develop Genius for different industry applications. Moreover, as the Company’s business grows, VERSES will need to devote additional resources to improving its operational infrastructure and to continue to enhance its scalability in order to maintain the performance of Genius and related applications.

As the Company grows, VERSES will be required to continue to improve its operational and financial controls and reporting procedures and VERSES may not be able to do so effectively. In managing the Company’s growing operations, VERSES is also subject to the risks of over-hiring and/or overcompensating its employees and over-expanding its operating infrastructure. As a result, VERSES may be unable to manage its expenses effectively in the future, which may negatively impact VERSES’ gross profit or operating expenses.

As the Company continues to grow and develop the infrastructure of a public company, the Company must effectively integrate, develop and motivate a growing number of new employees, some of whom are based in various countries around the world. In addition, the Company must preserve its ability to execute quickly in further developing the Company’s platform and implementing new features and initiatives. As a result, VERSES may find it difficult to maintain its corporate culture, which could limit the Company’s ability to innovate and operate effectively. Any failure to preserve VERSES’ culture could also negatively affect the Company’s ability to recruit and retain personnel, to continue to perform at current levels or to execute on the Company’s business strategy effectively and efficiently.

Reliance on Strategic Partnerships

The Company relies on strategic partnerships with third parties for technologies that are vital to the functionality of the Company. The Company anticipates that it will continue to depend on relationships with these third parties, such as data center hosting companies, cloud computer platform providers, and software and hardware vendors. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. If the Company is unsuccessful in establishing and maintaining its relationships with third parties, or if these third parties are unable or unwilling to provide services to the Company, the Company’s ability to grow and scale Genius or to generate revenue could be impaired, and its results of operations may suffer. Even if the Company is successful, it cannot be sure that these relationships will result in increased customer usage of Genius and Genius applications or increased revenue.

Security Breaches

VERSES operates in an industry that is prone to cyber attacks. Failure to prevent or mitigate security breaches and improper access to or disclosure of the Company’s data or customer data could result in the loss or misuse of such data, which could harm VERSES’ business and reputation. The security measures VERSES has integrated into its internal networks and systems and Genius, which are designed to prevent or minimize security breaches, may not function as expected or may not be sufficient to protect the Company’s internal networks against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently. As a result, VERSES may be unable to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into the Company’s networks.

S-19

If a security breach were to occur, as a result of third-party action, employee error, breakdown of VERSES’ internal security processes and procedures, malfeasance or otherwise, and the confidentiality, integrity or availability of VERSES’ customers’ data was disrupted, the Company could incur significant liability to its customers, and VERSES’ services and Genius may be perceived as less desirable, which could negatively affect the Company’s business and damage its reputation.

Moreover, Genius and related applications could be breached if vulnerabilities in Genius or such related applications are exploited by unauthorized third parties or due to employee error, breakdown of VERSES’ internal security processes and procedures, malfeasance, or otherwise. Furthermore, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information or otherwise compromise the security of VERSES’ internal networks and electronic systems in order to gain access to the Company’s data or its customers’ data.

Any actual or perceived security breach could damage the Company’s reputation and brand, expose the Company to a risk of litigation and possible liability and require VERSES to expend significant capital and other resources to respond to and/or alleviate problems caused by the security breach. Some jurisdictions have enacted laws requiring companies to notify individuals and authorities of data security breaches involving certain types of personal or other data. In addition, pursuant to the terms of certain agreements, VERSES may be required to notify certain customers and partners in the event of a security incident. Any of these events could harm VERSES’ reputation or subject VERSES to significant liability, and materially adversely affect the Company’s business and financial results.

Software Errors or Defects

Genius and related applications are and will be dependent upon the successful and uninterrupted functioning of VERSES’ computer and data processing systems, cloud computing platform and network operating system. These software and systems may contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released.

The failure or unavailability of these systems could materially impact VERSES’ ability to deliver Genius and related applications to customers effectively or comply with contractual obligations to third parties. If sustained or repeated, a system failure or loss of data could negatively affect the operating results of VERSES.

Since the Company’s customers use and will use its services for decisions that are critical to their operation and ability to efficiently function, errors, defects, security vulnerabilities, service interruptions or software bugs in the Company’s network could result in losses to its customers. Customers may seek significant compensation from the Company for any losses they suffer or cease conducting business with the Company altogether. Further, a customer could share information about bad experiences on social media, which could result in damage to the Company’s reputation. There can be no assurance that provisions included in the Company’s agreements with its customers that attempt to limit its exposure to claims would be enforceable or adequate or would otherwise protect it from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against the Company by any of its customers would likely be time-consuming and costly to defend and could seriously damage its reputation and brand, making it harder for the Company to generate revenue.

S-20

Insufficient Insurance Coverage

While VERSES maintains property, general liability, errors and omissions and directors and officers’ liability insurance on such terms as it deems appropriate, in the event of a substantial loss, such coverage may not be sufficient to pay the full current market value or current replacement cost of VERSES’ lost investment. Furthermore, such insurance may not remain available to the Company at commercially reasonable rates or in sufficient amounts or scope to protect the Company against potential losses. Future increases in insurance costs, coupled with the increase in deductibles, will result in higher operating costs and increased risk. Not all risks faced by VERSES are insured. In the event a claim is brought against us, we may be required to pay legal and other expenses to defend the claim, as well as uncovered damage awards resulting from a claim brought successfully against us. Defending any claim could require the Company to expend significant financial and managerial resources, which could have an adverse effect on the Company’s business.

Failure to Maintain, Promote and Enhance Brand

VERSES believes that maintaining, promoting and enhancing the VERSES brand is critical to expanding the Company’s business and rolling out Genius and related applications. Maintaining and enhancing the VERSES brand will depend largely on the Company’s ability to continue to provide high-quality, well-designed, useful, reliable and innovative solutions, which the Company may not do successfully. The Company operates in a space with some of the largest companies in the world that have significantly more resources than VERSES. These companies have the ability to dilute the Company’s messaging regarding the Spatial Web which may confuse the market and be detrimental to the continued development and enhancement of the Company’s brand.

Errors, defects, data breaches, disruptions or other performance problems with Genius and related applications may harm VERSES’ reputation and brand. The Company may introduce new solutions or terms of service that its customers do not like, which may negatively affect the VERSES brand. Additionally, if the Company’s customers have a negative experience using VERSES solutions, such an experience may affect the VERSES brand, especially as the Company continues to attract larger customers to Genius.

The Company believes that the importance of brand recognition will increase as competition in VERSES’ market increases. In addition, successful promotion of the VERSES brand will depend on the effectiveness of the Company’s marketing efforts. VERSES’ efforts to market the VERSES brand will involve significant expenses. VERSES’ marketing expenditure may not yield increased revenue, and even if it does, any increased revenue may not offset the expenses VERSES incurs in building and maintaining the VERSES brand.

Dependence on Customer Internet Access and Use of Internet for Commerce

The Company’s success will depend upon the general public’s ability to access the internet, including through mobile devices. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including changes to laws or regulations impacting internet neutrality, could decrease the demand for Genius and related applications or otherwise adversely affect the Company’s business. Given uncertainty around these rules, VERSES could experience discriminatory or anti-competitive practices that could impede both the Company and its customers’ growth, increase the Company’s costs or adversely affect VERSES’ business. If customers become unable, unwilling, or less willing to use the internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to customers’ computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, VERSES’ business could be adversely affected.

S-21

Privacy and Security of Sensitive Information

VERSES’ operations are and will be dependent on the Company’s information systems and the information collected, processed, stored, and handled by these systems. Throughout the Company’s operations, VERSES will receive, retain and transmit certain confidential information, including personally identifiable information that the Company’s customers provide to utilize Genius and related applications, interact with the Company’s personnel, or otherwise communicate with VERSES. In addition, for these operations, VERSES will depend in part on the secure transmission of confidential information over public networks. The Company’s information systems are and will be subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches, including credit card or personally identifiable information breaches, coordinated cyber attacks, vandalism, catastrophic events and human error. Although VERSES deploys a layered approach to address information security threats and vulnerabilities, including ones from a cyber security standpoint, designed to protect confidential information against data security breaches, a compromise of the Company’s information security controls or of those businesses with whom the Company interacts, which results in confidential information being accessed, obtained, damaged, or used by unauthorized or improper persons, could harm VERSES’ reputation and expose VERSES to regulatory actions and claims from customers and other persons, any of which could adversely affect the Company’s business, financial position, and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, VERSES may not be able to anticipate these techniques or to implement adequate preventative measures. In addition, a security breach could require that the Company expends substantial additional resources related to the security of information systems and disrupt the Company’s businesses.

Changes in Technology

The Company operates in a competitive industry characterized by rapid technological change and evolving industry standards. The Company’s ability to attract new customers and generate revenue from existing customers will depend largely on its ability to anticipate industry standards and trends, respond to technological advances in its industry, and to continue to enhance Genius or to design and introduce new Genius applications on a timely basis to keep pace with technological developments and its customers’ increasingly sophisticated needs. The success of any enhancement of Genius or new related applications will depend on several factors, including the timely completion and market acceptance of Genius and related applications. Any new application the Company develops or acquires might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of the Company’s competitors implements new technologies before the Company is able to implement them, those competitors may be able to provide more effective applications and services than the Company at lower prices. Any delay or failure in the introduction of new or enhanced applications and services could harm the Company’s business, results of operations and financial condition.

The Company’s services and Genius are expected to embody complex technology that may not meet those standards, changes and preferences. The Company’s ability to design, develop and commercially launch Genius and related applications depends on a number of factors, including, but not limited to, its ability to design and implement solutions and services at an acceptable cost and quality, its ability to attract and retain skilled technical employees, the availability of critical components from third parties, and its ability to successfully complete the development of Genius and related applications in a timely manner. There is no guarantee that the Company will be able to respond to market demands. If the Company is unable to effectively respond to technological changes or fails or delays to develop services in a timely and cost-effective manner, Genius and related applications may become obsolete, and the Company may be unable to recover its development expenses which could negatively impact sales, profitability and the continued viability of its business.

Competition

Some of VERSES’ competitors are better capitalized, hold a larger percentage of the Canadian and international markets, have greater financial, technical and marketing resources than VERSES and have greater name recognition than VERSES. If price competition increases, VERSES may not be able to raise its pricing in response to a rising cost of funds or may be forced to lower the pricing that it is able to charge customers. Price-cutting or discounting may reduce profits. This could have a material adverse effect on VERSES’ business, financial condition and results of operations and on the amount of cash available for dividends to shareholders.

S-22

Difficulty in Forecasting

Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The Company’s estimates and forecasts relating to the size and expected growth of its target market, market demand and adoption, capacity to address this demand, and pricing, may prove to be inaccurate. The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources. A failure in the demand for its services to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Reputational Risk

Reputational damage can result from the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views, whether true or not. Reputation loss may result in decreased customer confidence and an impediment to the Company’s overall ability to advance Genius and Genius applications, thereby having a material adverse impact on its financial performance, financial condition, cash flows and growth prospects.

Loss of Foreign Private Issuer Status

Prior to April 1, 2025, the Company was a “foreign private issuer” under applicable U.S. federal securities laws and, as a result, the Company did not up until April 1, 2025 have to file the same reports that a U.S. domestic issuer files with the SEC under the U.S. Exchange Act. As a foreign private issuer, the Company was previously permitted to file with or furnish to the SEC the continuous disclosure documents that the Company was required to file in Canada under Canadian securities laws, with certain limited additional information. In addition, the Company’s officers, directors and principal shareholders were exempt from the insider reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company was previously exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements. Furthermore, the Company was not required to publish financial statements as promptly as United States companies, could prepare its financial statements under IFRS rather than U.S. GAAP, and such financial statements were audited under Canadian generally accepted auditing standards.

The Company lost its “foreign private issuer” status on April 1, 2025 and is now considered a U.S. domestic issuer. Consequently, we are no longer eligible to file foreign issuer forms with the SEC and are now required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. The Company is also required to file its financial statements in accordance with U.S. GAAP, and such Company financial statements must be audited under U.S. GAAP standards. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer are expected to be significantly more than the costs the Company incurred as a foreign private issuer eligible to take advantage of the reduced disclosure requirements under the U.S. Exchange Act applicable to foreign private issuers.

Global Economy Risk

The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital and the trading price of the Company’s securities could be adversely impacted.

S-23

Dependence on Management and Key Personnel

The success of the Company will be largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activities grow, the Company will require additional key financial, administrative, and technology personnel as well as additional agents and operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition.

Government Regulation

VERSES is currently regulated under legislation in all of the jurisdictions in which it conducts business and is licensed or registered in those jurisdictions where licensing or registration is required by law. Changes in regulatory legislation or the interpretation thereof, or the introduction of any new regulatory requirements, could have a negative effect on VERSES and its operating results. There are different regulatory and registration requirements in each of the jurisdictions in Canada. VERSES takes the position that it is appropriately registered in the jurisdictions in which it conducts business. However, it may voluntarily seek additional registration in respect of its activities or from time-to-time regulators may adopt a different view that may require VERSES to seek additional registration. Failure to be appropriately registered could result in enforcement action and potential interruption of certain of VERSES’ servicing or other activities and may result in a default under servicing agreements. This could have a material adverse effect on VERSES’ business, financial condition and results of operations.

Reporting Issuer Status

As a reporting issuer, the Company is subject to reporting requirements under applicable securities law, the listing requirements of Cboe Canada and other applicable securities rules and regulations. Compliance with these requirements increases legal and financial compliance costs, make some activities more difficult, time consuming or costly, and increase demand on existing systems and resources. Among other things, the Company is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company intends to hire additional employees to comply with these requirements in the future, which will increase its costs and expenses.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may complete acquisitions that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as may be described in this Prospectus, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or assets into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

S-24

Internal controls

Effective internal controls are necessary for VERSES to provide reliable financial reports and to help prevent fraud. Although VERSES will undertake a number of procedures and will implement a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on VERSES under Canadian securities law, VERSES cannot be certain that such measures will ensure that VERSES will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm VERSES’ results of operations or cause it to fail to meet its reporting obligations. If VERSES or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in VERSES’ consolidated financial statements and materially adversely affect the trading price of the Subordinate Voting Shares.

No Established Market for Securities

The Subordinate Voting Shares are listed on Cboe Canada; however, there can be no assurance that an active and liquid market for the Subordinate Voting Shares will develop or be maintained and an investor may find it difficult to resell any securities of the Company. If a market does not develop or is not sustained, it may be difficult for investors to sell the Subordinate Voting Shares at an attractive price or at all. The Company cannot predict the prices at which the Subordinate Voting Shares will trade.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company such a decision could adversely affect the Company’s ability to continue operating and the market price for the Subordinate Voting Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources. See “Legal Proceedings”.

Risks Relating to the Units and the Offering

Completion of the Offering

Completion of the Offering remains subject to a number of conditions precedent. There can be no certainty that the Offering will be completed. If the Offering is not completed, the Company may not be able to raise the funds required for the purposes contemplated under “Use of Proceeds” from other sources on commercially reasonable terms or at all.

Discretion in the use of proceeds

The Company currently intends to allocate the net proceeds, if any, received from any offering of Securities as described under the heading “Use of Proceeds”; however, the Company will have discretion in the actual application of such net proceeds, and may elect to allocate net proceeds differently from that described under the heading “Use of Proceeds” if determined by the Board to be in the Company’s best interests to do so. Shareholders of the Company may not agree with the manner in which the Board and management choose to allocate and spend the net proceeds. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company’s business.

S-25

Market for Unit Warrants

There is currently no market through which the Unit Warrants may be sold, and the Unit Warrants may not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell the Unit Warrants. This may affect the pricing of the Unit Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of these Unit Warrants and the extent of issuer regulation. There can be no assurance that an active trading market for the Unit Warrants will develop or, if developed, that any such market will be sustained.

Speculative Nature of Investment Risk

An investment in the Company’s securities carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in the Company’s securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Dilution

Giving effect to the issuance of Units in this Offering, the receipt of the expected net proceeds, and the use of those proceeds, this Offering may have a dilutive effect on our expected net income/loss available to our shareholders per share and funds from operations per share. Furthermore, other than in accordance with the terms of the Agency Agreement, the Company is not restricted from issuing additional securities in the future, including Subordinate Voting Shares, securities that are convertible into or exchangeable for, or that represent the right to receive Subordinate Voting Shares or substantially similar securities. To the extent that the Company raises additional funds through the sale of equity or convertible debt securities, the issuance of such securities will result in dilution to the Company’s shareholders. The Company may sell Subordinate Voting Shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this Offering, and investors purchasing Subordinate Voting Shares or other securities in the future could have rights superior to existing shareholders. The price per share at which the Company sells additional Subordinate Voting Shares or securities convertible or exchangeable into Subordinate Voting Shares, in future transactions may be higher or lower than the price per share paid by investors in this Offering.

Forward-Looking Statements May Prove Inaccurate

Investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Price Volatility of Publicly Traded Securities

The Subordinate Voting Shares are listed and posted for trading on Cboe Canada and the OTCQB. Securities of technology companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

S-26

Other factors unrelated to the Company’s performance that may affect the price of the Subordinate Voting Shares include the following: the extent of analytical coverage available to investors concerning VERSES’ business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Subordinate Voting Shares may affect an investor’s ability to trade significant numbers of shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Subordinate Voting Shares; and a substantial decline in the price of the Subordinate Voting Shares that persists for a significant period of time could cause the Subordinate Voting Shares to be delisted from Cboe Canada, further reducing market liquidity. As a result of any of these factors, the market price of the Subordinate Voting Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Subordinate Voting Shares is affected by many other variables which are not directly related to VERSES’ success and are, therefore, not within the Company’s control. These include other developments that affect the market for all technology sector securities, the breadth of the public market for VERSES’ Subordinate Voting Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Subordinate Voting Shares is expected to make the price of the Subordinate Voting Shares volatile in the future, which may result in losses to investors.

Shareholder Rights

Holders of the Unit Warrants will not be entitled to any rights with respect to the Subordinate Voting Shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on the Subordinate Voting Shares), but if a holder of the Unit Warrants subsequently exercises its Unit Warrants into Subordinate Voting Shares, such holder will be subject to all changes affecting the Subordinate Voting Shares. Rights with respect to the Subordinate Voting Shares will arise only if and when the Company delivers Subordinate Voting Shares upon the exercising of a Unit Warrant and, to a limited extent, under the Unit Warrant exercise adjustments under the Warrant Indenture. For example, in the event that an amendment is proposed to the Company’s constating documents requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of Subordinate Voting Shares to a holder, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes in the powers or rights of Subordinate Voting Shares that result from such amendment.

Cboe Listing

In the future, the Company may fail to meet the continued listing requirements for the Subordinate Voting Shares to be listed on Cboe Canada. If Cboe Canada delists the Subordinate Voting Shares from trading on its exchange, the Company could face significant material adverse consequences, including: a limited availability of market quotations for the Subordinate Voting Shares; a determination the Subordinate Voting Shares are a “penny stock” which will require brokers trading in the Subordinate Voting Shares to abide by more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for the Subordinate Voting Shares; a limited amount of news and analysts coverage for the Company; and a decreased ability to issue additional securities or obtain additional financing in the future.

S-27

United States Tax Classification of the Company

Although the Company is and will continue to be a company incorporated in British Columbia, Canada, Section 7874 of the United States Internal Revenue Code of 1986, as amended (the “Code”), contains rules that can cause a non-United States corporation to be treated as a United States corporation for United States federal income tax purposes.

We are currently treated as a United States corporation for United States federal income tax purposes under section 7874 of the Code and expect to be subject to United States federal income tax on our worldwide income. However, for Canadian tax purposes, we are treated as a Canadian corporation (as defined in the Income Tax Act (Canada)) for Canadian income tax purposes regardless of any application of section 7874 of the Code. As a result, we can be subject to taxation both in Canada and the United States which could have a material adverse effect on our financial condition and results of operations and/or material adverse tax consequences to a shareholder.

Additionally, the Company’s status as a United States corporation for United States federal income tax purposes under section 7874 of the Code may have tax implications to investing in or holding the Units or underlying Unit Shares and Unit Warrants. See “Certain Material U.S. Federal Income Tax Considerations”. Consequently, each shareholder should seek tax advice, based on such shareholder’s particular facts and circumstances, from an independent tax advisor, including, without limitation, in connection with the Company’s classification as a U.S. domestic corporation for U.S. federal income tax purposes under section 7874(b) of the Code, the application of the Code, the application of applicable U.S.-Canada tax treaties, the application of U.S. federal estate and gift taxes, the application of U.S. federal tax withholding requirements, the application of U.S. estimated tax payment requirements and the application of U.S. tax return filing requirements.

Changes in tax laws may affect the Company and holders of Units

There can be no assurance that the Canadian and U.S. federal income tax treatment of the Company or an investment in the Company will not be modified, prospectively or retroactively, by legislative, judicial, or administrative action, in a manner adverse to us or holders of our Units.

Additional Financing

The continued development of the Company will require additional financing. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Company’s business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. The Company will require additional financing to fund its operations until positive cash flow is achieved.

USE OF PROCEEDS

The net proceeds to the Company from the Offering are estimated to be approximately US$5,554,527 (after deducting the Agents’ Fee of US$400,000, and after deducting the estimated expenses of the Offering of US$1,045,804).

S-28

Principal Purposes

The expected total available funds to the Company following completion of the entire Offering are estimated to be US$6,976,527, as further described below.

		(USD$)
A	Amount to be raised by this offering	$7,000,331
B	Selling commissions and fees	$400,000
C	Estimated offering costs (e.g., legal, accounting, audit)	$1,045,804
D	Net proceeds of offering: D = A – (B+C)	$5,554,527
E	Working capital as at most recent month end (June 30, 2025)	$1,422,000
F	Additional sources of funding	$-
G	Total available funds: G = D+E+F	$6,976,527

The available funds of US$6,976,527, assuming the completion of the entire Offering, are expected to be used primarily by the Company as follows:

Use of Proceeds	(Completion of the Offering)
Genius Product
Ongoing Beta Releases(1)	$240,000
Genius and upgrades(2)	$1,000,000
Genius Agents(3)	$276,000
Sales(4)	$450,000
Marketing and Investor relations(5)	$650,000
General and administrative (6)	$4,216,000
Unallocated working capital	$144,527
Total	$6,976,527

Notes:

(1)	Comprised of costs of the engineering team to reach additional milestone releases for the Genius Beta program as new features and capabilities are added and the Beta program expands, and cost of engaging additional support staff in connection with new curated commercial projects.
(2)	Comprised of development costs associated with the effort to make the Genius product publicly accessible. This will require operations infrastructure, support staff, and customer service level agreements; and costs associated with integrating the results of research milestones into Genius.
(3)	Comprised of the cost to make the Genius Agents and an agent framework that integrates agents from VERSES and from VERSES’ partners that can be used to solve specific customer problems.
(4)	Comprised of salaries and related costs for the sales team and consultants to support sales of the Genius strategy.
(5)	Comprised of costs of third party marketing strategy teams and investor relations.
(6)

Comprised of salaries and related costs for the executive members and directors, business support departments, external counsel, software subscriptions, D&O insurance, stock exchange-related costs, rent, and other general administrative purposes.

S-29

The Company had negative cash flow for the years ended March 31, 2025 and 2024. If the Company continues to generate negative cash flow in the future, net proceeds from the Offering may need to be allocated to funding the negative cash flow in addition to the expenditures listed above. See “Risk Factors –Negative Cash Flow from Operations”.

The Company expects that the use of proceeds will advance its overall objectives described above and in the AIF incorporated by reference herein. No additional milestones need to occur for the Company to meet the above-noted business objectives, which remain subject to the normal risks and uncertainties that prevail in the industry in which the Company is engaged. See “Cautionary Note Regarding Forward-Looking Information and Statements” and “Risks Factors” herein, in the accompanying Base Shelf Prospectus and the AIF.

Until utilized for the above purposes, the Company may invest the net proceeds that it does not immediately require in short-term marketable debt securities, cash balances, certificates of deposit, and other instruments issued by banks or guaranteed by the Government of Canada or the Government of the United States.

The above-noted allocation represents the Company’s intention with respect to its use of proceeds based on current knowledge and planning by management of the Company. Actual expenditures may differ from the estimates set forth above. There may be circumstances where, for sound business reasons, the Company reallocates the use of proceeds. See “Risk Factors – Use of Proceeds of the Offering”.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at March 31, 2025 as well as at the date hereof and following the completion of the Offering. This table should be read in conjunction with the Company’s Annual Financial Statements, and Annual MD&A, which are incorporated by reference in this Prospectus Supplement.

Designation of security	Outstanding as at March 31, 2025 on a post-consolidation basis			Outstanding as at the date of this Prospectus Supplement			Outstanding upon completion of the Offering
Subordinate Voting Shares		7,825,571			8,839,435	(1)		9,847,199
Stock Options		770,884	(2)		803,712	(2)		803,712
Warrants		1,904,773	(3)		2,363,094	(3)		2,866,976
Finder Unit Warrants		171,051	(4)		241,385	(4)		351,656
Finder Warrants		19,400	(5)		16,923	(5)		16,923
Restricted Share Units		685,373	(6)		625,762	(6)		625,762
Special Warrants		Nil			Nil	(7)		Nil
Convertible Debentures	US$	Nil(8)		US$	Nil	(8)	US$	Nil
Loan Capital	US$	139,039		US$	139,039		US$	139,039
Total Shareholders’ Equity (Deficiency)	US$	(8,868,756)		US$	(636,205)		US$	4,918,322

Notes:

(1)	Includes 1,013,864 Subordinate Voting Shares issued since March 31, 2025.

S-30

(2)

As at March 31, 2025, the following Options were outstanding:

(i) 103,703 Options each exercisable at an exercise price of C$21.60 until June 16, 2027;

(ii) 19,072 Options each exercisable at an exercise price of C$27.00 until September 16, 2027;

(iii) 3,703 Options each exercisable at an exercise price of C$44.55 until April 28, 2028;

(iv) 352,615 Options each exercisable at an exercise price of C$32.91 until December 15, 2028;

(v) 136,290 Options each exercisable at an exercise price of C$30.51 until December 20, 2028;

(vi) 9,071 Options each exercisable at an exercise price of C$30.78 until April 15, 2029; and

(vii) 146,430 Options each exercisable at an exercise price of C$28.99 until July 3, 2029.

As at the date of this Prospectus, the following Options were outstanding:

(i) 103,704 Options each exercisable at an exercise price of C$21.60 until June 16, 2027;

(ii) 19,073 Options each exercisable at an exercise price of C$27.00 until September 16, 2027;

(iii) 3,704 Options each exercisable at an exercise price of C$44.55 until April 28, 2028;

(iv) 352,661 Options each exercisable at an average exercise price of C$32.91 until December 15, 2028;

(v) 136,297 Options each exercisable at an exercise price of C$30.51 until December 23, 2028;

(vi) 9,074 Options each exercisable at an exercise price of C$30.78 until April 15, 2029;

(vii) 145,865 Options each exercisable at an average exercise price of C$29.04 until July 3, 2029, and

(viii) 33,334 Options each exercisable at an exercise price of C$12.57 until May 26, 2030.

(3)

As at March 31, 2025, includes the following warrants:

(i) 46,296 warrants exercisable at a price of C$10.80 per Subordinate Voting Share expiring on April 15, 2026;

(ii) 314,602 warrants exercisable at a price of C$27.00 per Subordinate Voting Share expiring on August 15, 2025;

(iii) 7,840 warrants exercisable at a price of C$32.40 per Subordinate Voting Share expiring on August 15, 2025;

(iv) 294,694 warrants exercisable at a price of C$68.85 per Subordinate Voting Share expiring on July 6, 2026;

(v) 255,185 warrants exercisable at C$40.50 per Subordinate Voting Share expiring on June 20, 2027;

(vi) 126,853 warrants exercisable at a price of C$40.50 per Subordinate Voting Share expiring on August 17, 2026;

(vii) 43,062 warrants exercisable at a price of C$40.50 per Subordinate Voting Share expiring on August 30, 2026;

(viii) 12,494 warrants exercisable at a price of C$40.50 per Subordinate Voting Share expiring on September 17, 2026;

(ix) 114,354 warrants exercisable at a price of C$32.40 per Subordinate Voting Share expiring on September 26, 2027;

(x) 85,699 warrants exercisable at a price of C$18.90 per Subordinate Voting Share expiring on November 8, 2027;

(xi) 15,290 warrants exercisable at a price of C$18.90 per Subordinate Voting Share expiring on November 15, 2027;

(xii) 28,519 warrants exercisable at a price of C$18.90 per Subordinate Voting Share expiring on December 9, 2027;

(xiii) 235,909 warrants exercisable at a price of C$52.92 per Subordinate Voting Share expiring on January 9, 2028;

(xiv) 257,312 warrants exercisable at a price of C$52.92 per Subordinate Voting Share expiring on February 25, 2028; and

(xv) 66,667 warrants exercisable at a price of C$18.90 per Subordinate Voting Share expiring on March 9, 2028.

As at the date of this Prospectus, includes the following Warrants:

(i) 46,296 warrants exercisable at a price of C$10.80 per Subordinate Voting Share expiring on April 15, 2026;

(ii) 314,590 warrants exercisable at a price of C$27.00 per Subordinate Voting Share expiring on August 15, 2025;

(iii) 7,840 warrants exercisable at a price of C$32.40 per Subordinate Voting Share expiring on August 15, 2025;

(iv) 294,694 warrants exercisable at a price of C$68.85 per Subordinate Voting Share expiring on July 6, 2026;

(v) 255,185 warrants exercisable at C$40.50 per Subordinate Voting Share expiring on June 20, 2027;

(vi) 126,853 warrants exercisable at a price of C$40.50 per Subordinate Voting Share expiring on August 17, 2026;

(vii) 43,062 warrants exercisable at a price of C$40.50 per Subordinate Voting Share expiring on August 30, 2026;

(viii) 12,494 warrants exercisable at a price of C$40.50 per Subordinate Voting Share expiring on September 17, 2026;

(ix) 114,354 warrants exercisable at a price of C$32.40 per Subordinate Voting Share expiring on September 26, 2027;

(x) 85,699 warrants exercisable at a price of C$18.90 per Subordinate Voting Share expiring on November 8, 2027;

(xi) 15,290 warrants exercisable at a price of C$18.90 per Subordinate Voting Share expiring on November 15, 2027;

(xii) 28,519 warrants exercisable at a price of C$18.90 per Subordinate Voting Share expiring on December 9, 2027;

(xiii) 66,667 warrants exercisable at a price of C$18.90 per Subordinate Voting Share expiring on March 9, 2028;

(xiv) 235,906 warrants exercisable at a price of C$52.92 per Subordinate Voting Share expiring on January 9, 2028;

(xv) 257,312 warrants exercisable at a price of C$52.92 per Subordinate Voting Share expiring on February 25, 2028; and

(xvi) 458,333 warrants exercisable at a price of C$15.00 per Subordinate Voting Share expiring on April28, 2028.

S-31

(4)

As at March 31, 2025, includes the following finder unit warrants (each, a “Finder Unit Warrant”):

(i) 42,663 Finder Unit Warrants exercisable at a price of C$21.60 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$32.40 expiring on August 15, 2025;

(ii) 1,702 Finder Unit Warrants exercisable at a price of C$27.00 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$40.50 expiring on May 16, 2026;

(iii) 29,227 Finder Unit Warrants exercisable at a price of C$55.35 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$68.85 expiring on July 6, 2026;

(iv) 3,348 Finder Unit Warrants exercisable at a price of C$27.00 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$40.50 expiring on April 17, 2026;

(v) 6,618 Finder Unit Warrants exercisable at a price of C$27.00 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$40.50 expiring on April 29, 2026;

(vi) 10,562 Finder Unit Warrants exercisable at a price of C$21.60 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$32.40 expiring on September 26, 2027;

(vii) 14,444 Finder Unit Warrants exercisable at a price of C$13.50 into one Subordinate Voting Share and one-half of one Subordinate Voting share purchase warrant at a price of C$18.90 expiring on November 8, 2027;

(viii) 2,229 Finder Unit Warrants exercisable at a price of C$13.50 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$18.90 expiring on November 15, 2027;

(ix) 3,707 Finder Unit Warrants exercisable at a price of C$13.50 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$18.90 expiring on December 9, 2027;

(x) 30,131 Finder Unit Warrants exercisable at a price of C$27.00 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$32.40 expiring on August 15, 2025; and

(xi) 26,420 Finder Unit Warrants exercisable at a price of C$42.39 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$52.92 expiring on January 9, 2028.

As at the date of this Prospectus, includes the following Finder Unit Warrants:

(i) 42,663 Finder Unit Warrants exercisable at a price of C$21.60 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$32.40 expiring on August 15, 2025;

(ii) 1,702 Finder Unit Warrants exercisable at a price of C$27.00 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$40.50 expiring on May 16, 2026;

(iii) 29,227 Finder Unit Warrants exercisable at a price of C$55.35 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$68.85 expiring on July 6, 2026;

(iv) 3,348 Finder Unit Warrants exercisable at a price of C$27.00 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$40.50 expiring on April 17, 2026;

(v) 6,618 Finder Unit Warrants exercisable at a price of C$27.00 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$40.50 expiring on April 29, 2026;

(vi) 10,562 Finder Unit Warrants exercisable at a price of C$21.60 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$32.40 expiring on September 26, 2027;

(vii) 14,444 Finder Unit Warrants exercisable at a price of C$13.50 into one Subordinate Voting Share and one-half of one Subordinate Voting share purchase warrant at a price of C$18.90 expiring on November 8, 2027;

(viii) 2,229 Finder Unit Warrants exercisable at a price of C$13.50 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$18.90 expiring on November 15, 2027;

(ix) 3,707 Finder Unit Warrants exercisable at a price of C$13.50 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$18.90 expiring on December 9, 2027;

(x) 30,131 Finder Unit Warrants exercisable at a price of C$27.00 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$32.40 expiring on August 15, 2025;

(xi) 26,420 Finder Unit Warrants exercisable at a price of C$42.39 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$52.92 expiring on January 9, 2028; and

(xii) 70.334 Finder Unit Warrants exercisable at a price of C$12.00 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of C$15.00 expiring on April 28, 2028.

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(5)

As at March 31, 2025, includes the following finder warrants:

(i) 194 finder warrants exercisable at a price of C$32.40 per Subordinate Voting Share expiring on April 20, 2025;

(ii) 1,149 finder warrants exercisable at a price of C$32.40 per Subordinate Voting Share expiring on June 2, 2025;

(iii) 1,017 finder warrants exercisable at a price of C$32.40 per Subordinate Voting Share expiring on June 16, 2025;

(iv) 98 finder warrants exercisable at a price of C$32.40 per Subordinate Voting Share expiring on July 10, 2025;

(v) 184 finder warrants exercisable at a price of C$32.40 per Subordinate Voting Share expiring on August 25, 2025;

(vi) 809 finder warrants exercisable at a price of C$32.40 per Subordinate Voting Share expiring on December 22, 2026;

(vii) 439 finder warrants exercisable at a price of C$32.40 per Subordinate Voting Share expiring on August 15, 2025;

(viii) 15,365 finder warrants exercisable at a price of C$27.00 per Subordinate Voting Share expiring on August 15, 2025; and

(xix) 28 finder warrants exercisable at a price of C$40.50 per Subordinate Voting Share expiring on January 8, 2027.

As at the date of this Prospectus, includes the following finder warrants:

(i) 98 finder warrants exercisable at a price of C$32.40 per Subordinate Voting Share expiring on July 10, 2025;

(ii) 184 finder warrants exercisable at a price of C$32.40 per Subordinate Voting Share expiring on August 25, 2025;

(iii) 809 finder warrants exercisable at a price of C$32.40 per Subordinate Voting Share expiring on December 22, 2026;

(iv) 439 finder warrants exercisable at a price of C$32.40 per Subordinate Voting Share expiring on August 15, 2025;

(v) 15,365 finder warrants exercisable at a price of C$27.00 per Subordinate Voting Share expiring on August 15, 2025; and

(vi) 28 finder warrants exercisable at a price of C$40.50 per Subordinate Voting Share expiring on January 8, 2027.

(6)	As of March 31, 2025, there were 685,373 RSUs outstanding with 7,639 of the outstanding RSUs being fully vested. As at the date of this Prospectus, there were 625,762 RSUs outstanding with 17,611 of the outstanding RSUs being fully vested.

(7)	Issued in connection with the G42 Funding Agreement. The Convertible Debentures bear interest at a rate of 10% per annum and mature on June 20, 2026. The principal amount of the Convertible Debentures, together with all accrued interest, was converted on February 25, 2025, for no additional consideration.

(8)	Indicates the number of Subordinate Voting Shares issuable upon the exercise or conversion of all securities of this type.

S-33

The following table sets forth the cash position and capitalization of the Company as at March 31, 2025. This table should be read in conjunction with both the Annual Financial Statements and the corresponding Annual MD&A, which are incorporated by reference in this Prospectus Supplement.

	Actual (Audited) ($) (1)	Pro Forma (Unaudited) ($) (2)(4)	Pro Forma As Adjusted (Unaudited) ($) (3)(4)
Cash and cash equivalents	4,816,906	12,069,266	17,623,793
Share capital	105,477,150	113,217,983	118,772,510
Additional paid-in capital	15,891,737	16,383,455	16,383,455
Accumulated other comprehensive loss	(675,018)	(675,018)	(675,018)
Accumulated deficit	(129,562,625)	(129,562,625)	(129,562,625)
Total shareholders’ equity (deficit)	(8,868,756)	(636,205)	4,918,322
Total capitalization	6,376,575	15,095,817	20,650,344

Notes:

(1)	On an actual basis.

(2)	On a pro forma basis to reflect: (i) the conversion of the convertible debenture reminder issued to Group 42 Holding Ltd. on May 9, 2025, resulting in the issuance of 4,253 Subordinate Voting Shares, (ii) the issuance of 916,666 Subordinate Voting Shares pursuant to April 2025 Offering, and (iii) the issuance of 92,944 Subordinate Voting Shares upon the vesting of RSUs.

(3)	On a pro forma as adjusted basis to give further effect to our issuance and sale of Subordinate Voting Shares in this offering at a public offering price of US$6.9459 (C$ 9.50) per Subordinate Voting Share, and after deducting the estimated agent fees and commissions and other estimated offering expenses payable by the Company.

(4)

The number of Subordinate Voting Shares outstanding is based on 7,825,571 Subordinate Voting Shares issued and outstanding as of March 31, 2025, and assumes the following (on a pro forma and pro forma as adjusted basis) as of such date:

(i) 2,621,402 Subordinate Voting Shares issuable upon exercise of warrants with a weighted average exercise price of CAD$35.95;

(ii) 803,712 Subordinate Voting Shares issuable upon exercise of Options with a weighted average exercise price of CAD$29.39;

(iii) 625,762 Subordinate Voting Shares issuable upon vesting of outstanding RSUs; and

(iv) 780,385 Subordinate Voting Shares reserved for future issuance under our existing share incentive plan.

S-34

PRIOR SALES

During the 12-month period before the date of this Prospectus Supplement, the Company issued the following securities (on a pre-consolidation and post-consolidation basis):

		Pre consolidation			Post consolidation
Date of Issuance	Securities	Amount (pre consolidation)		Issue Price/Exercise Price (pre consolidation)	Amount		Issue Price/Exercise Price
July 22, 2024	Subordinate Voting Shares(6)	545,000	C$	1.00	20,185	C$	27.00
July 23, 2024	Subordinate Voting Shares(6)	200,000	C$	1.00	7,407	C$	27.00
August 19, 2024	Subordinate Voting Shares(5)	7,000,000		N/A	259,259		N/A
August 19, 2024	Warrants(5)	3,500,000		N/A	129,629		N/A
August 19, 2024	Subordinate Voting Shares(6)	17,500	C$	1.00	648	C$	27.00
August 31, 2024	Subordinate Voting Shares(5)	2,325,300		N/A	86,122		N/A
August 31, 2024	Warrants(5)	1,162,650		N/A	43,061		N/A
September 13, 2024	RSUs(2)	2,000,000		N/A	74,074		N/A
September 18, 2024	Subordinate Voting Shares(5)	674,700		N/A	24,988		N/A
September 18, 2024	Warrants(5)	337,350		N/A	12,494		N/A
September 26, 2024	Subordinate Voting Shares(3)	6,250,000	C$	0.80	231,481	C$	21.60
September 26, 2024	Warrants(3)	3,125,000	C$	1.20	115,740	C$	32.40
September 26, 2024	Finder Unit Warrants(3)	285,187	C$	1.20	10,562	C$	32.40
November 8, 2024	Subordinate Voting Shares(3)	5,807,700	C$	0.50	215,100	C$	13.50
November 8, 2024	Warrants(3)	2,903,850	C$	0.70	107,550	C$	18.90

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November 8, 2024	Finder Unit Warrants(3)	207,350	C$	0.50	7,679	C$	13.50
November 8, 2024	Special Warrants(4)	3,600,000	C$	0.50	133,333	C$	13.50
November 8, 2024	Finder Unit Warrants(4)	182,650	C$	0.50	6,764	C$	13.50
November 15, 2024	Subordinate Voting Shares(3)	1,025,600	C$	0.50	37,985	C$	13.50
November 15, 2024	Warrants(3)	512,800	C$	0.70	18,992	C$	18.90
November 15, 2024	Finder Unit Warrants(3)	60,164	C$	0.50	2,228	C$	13.50
December 9, 2024	Subordinate Voting Shares(3)	1,540,000	C$	0.50	57,037	C$	13.50
December 9, 2024	Warrants(3)	770,000	C$	0.70	28,518	C$	18.90
December 9, 2024	Finder Unit Warrants(3)	100,100	C$	0.50	3,707	C$	13.50
December 20, 2024	Subordinate Voting Shares(6)	100,000	C$	0.70	3,703	C$	18.90
December 23, 2024	Stock Options(2)	3,680,000	C$	1.13	136,296	C$	30.51
December 23, 2024	RSUs(2)	8,000,000		N/A	296,296		N/A
December 27, 2024	Subordinate Voting Shares(7)	333,333		N/A	12,345		N/A
December 27, 2024	Subordinate Voting Shares(6)	500,000	C$	0.70	18,518	C$	18.90

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January 3, 2025	Subordinate Voting Shares(6)	164,000	C$	1.00	6,074	C$	27.00
January 6, 2025	Subordinate Voting Shares(6)	222,500	C$	1.00	8,240	C$	27.00
January 7, 2025	Subordinate Voting Shares(6)	230,875	C$	1.00	8,550	C$	27.00
January 7, 2025	Subordinate Voting Shares(8)	12,738,853	C$	1.57	471,809	C$	42.39
January 7, 2025	Warrants(8)	6,369,426	C$	1.96	235,904	C$	52.92
January 7, 2025	Finder Unit Warrants(8)	713,374	C$	1.57	26,421	C$	42.39
January 8, 2025	Subordinate Voting Shares(6)	90,000	C$	1.00	3,333	C$	27.00
January 8, 2025	Subordinate Voting Shares(6)	37,500	C$	1.20	1,388	C$	32.40
January 8, 2025	Subordinate Voting Shares(6)	90,000	C$	0.70	3,333	C$	18.90
January 8, 2025	Subordinate Voting Shares(6)	75,000	C$	1.50	2,777	C$	40.50
January 8, 2025	Subordinate Voting Shares(10)	150,000	C$	1.00	5,555	C$	27.00
January 8, 2025	Subordinate Voting Shares(6)	1,500	C$	1.00	55	C$	27.00
January 8, 2025	Subordinate Voting Shares(6)	33,334	C$	1.07	1,234	C$	28.89
January 9, 2025	Subordinate Voting Shares(1)	90,000	C$	1.00	3,333	C$	27.00

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January 15, 2025	Subordinate Voting Shares(6)	52,500	C$	1.00	1,944	C$	27.00
January 21, 2025	Subordinate Voting Shares(6)	47,500	C$	1.00	1,759	C$	27.00
January 22, 2025	Subordinate Voting Shares(6)	10,000	C$	1.00	370	C$	27.00
January 28, 2025	Subordinate Voting Shares(6)	9,343	C$	1.00	346	C$	27.00
January 29, 2025	Subordinate Voting Shares(6)	30,000	C$	1.00	1,111	C$	27.00
February 25, 2025	Subordinate Voting Shares(7)	250,000		N/A	9,259		N/A
February 25, 2025	Subordinate Voting Shares(9)	13,780,000		N/A	510,370		N/A
February 25, 2025	Warrants(9)	6,890,000	C$	1.96	255,185	C$	52.92
March 4, 2025	Subordinate Voting Shares(7)	2,166,667		N/A	80,246		N/A
March 7, 2025	Subordinate Voting Shares(6)	6,250	C$	1.00	231	C$	27.00
March 9, 2025	Subordinate Voting Shares(5)	3,600,000	C$	0.50	133,333	C$	13.50
March 9, 2025	Warrants(11)	1,800,000	C$	0.70	66,666	C$	18.90
April 28, 2025	Subordinate Voting Shares(12)	-		-	916,666	C$	12.00
April 28, 2025	Warrants(12)	-		-	458,333	C$	15.00
April 28, 2025	Finder Unit Warrants(12)	-		-	70,333	C$	12.00
May 9, 2025	Subordinate Voting Shares(9)	-		-	4,253		N/A
May 26, 2025	Stock Options(2)	-		-	33,332	C$	12.57
May 26, 2025	RSUs(2)	-		-	33,333		N/A
July 3, 2025	Subordinate Voting Shares(7)	-			92,944		N/A

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Notes:

(1)	Issued to a strategic consultant of the Company pursuant to a consulting agreement.
(2)	Granted to certain directors, employees and consultants of the Company pursuant to the Company’s share incentive plan.
(3)	Issued pursuant to the Company’s private placement of units.
(4)	Issued pursuant to the Company’s private placement of special warrants.
(5)	Issued upon the conversion of Special Warrants.
(6)	Issued in connection with the exercise of warrants.
(7)	Issued in connection with restricted share unit settlement(s).
(8)	Issued pursuant to the Company’s January 2025 Offering.
(9)	Issued upon the conversion of a convertible debenture pursuant to the G42 Funding Agreement.
(10)	Issued in connection with the exercise of stock options.
(11)	Issued in connection with the conversion of special warrants.
(12)	Issued pursuant to the Company’s April 2025 public offering of units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons LLP, special tax counsel to the Company, and TingleMerrett LLP, counsel to the Agents, the following is, as of the date of this Prospectus, a fair summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) to a purchaser who acquires, as beneficial owner, Units (comprising of Unit Shares and Unit Warrants) pursuant to the Offering and, if applicable, Warrant Shares on the exercise of Unit Warrants, and who, for purposes of the Tax Act and at all relevant times, deals at arm’s length with the Company and the Agents, is not affiliated with the Company or the Agents, and acquires and holds the Unit Shares and Unit Warrants, and will hold any Warrant Shares acquired on the exercise of Unit Warrants, as capital property (a “Holder”). For purposes of this summary, references to “Shares” shall include Unit Shares and Warrant Shares unless otherwise indicated. Generally, the Shares and Unit Warrants will be considered to be capital property to a Holder provided that the Holder does not acquire or hold the Shares or Unit Warrants in the course of carrying on a business of trading or dealing in securities or as part of one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “restricted financial institution” or “specified financial institution”, as each term is defined in the Tax Act; (iii) an interest in which is or would be a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) that has entered or will enter into a “derivative forward agreement” or “synthetic disposition arrangement”, as each term is defined in the Tax Act, with respect to the Shares or Unit Warrants; (vi) that receives dividends on Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act); (vii) that is exempt from tax under the Tax Act; or (viii) that is a corporation resident in Canada and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or series of transactions or events that includes the acquisition of Units, controlled by a non-resident person or group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act, all within the meaning of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Units.

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This summary is based upon the current provisions of the Tax Act as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all, and where the Tax Proposals are not enacted or otherwise implemented, the tax consequences may not be as described below in all cases. Other than the Tax Proposals, this summary does not take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Allocation of Cost

The total purchase price of a Unit to a Holder must be allocated on a reasonable basis between the Unit Share and the one Unit Warrant comprising such Unit to determine the respective costs of each to such Holder for purposes of the Tax Act. Holders should consult their own tax advisors in this regard.

For its purposes, the Company has advised counsel that it intends to allocate US$6.9459 to each Unit Share and US$0.0001 to each Unit Warrant. Although the Company believes that its allocation is reasonable, it is not binding on the CRA or the Holder.

A Holder’s adjusted cost base of the Unit Share comprising a part of each Unit will be determined by averaging the cost allocated to the Unit Share with the adjusted cost base to the Holder of all Subordinate Voting Shares (if any) owned by the Holder as capital property immediately prior to such acquisition.

Exercise of Warrants

The exercise of a Unit Warrant to acquire a Warrant Share will be deemed not to constitute a disposition of property for purposes of the Tax Act. As a result, no gain or loss will be realized by a Holder upon the exercise of a Unit Warrant to acquire a Warrant Share. When a Unit Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Unit Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Subordinate Voting Shares (if any) owned by the Holder as capital property immediately prior to the exercise of the Unit Warrant.

Holders Resident in Canada

The following section of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (a “Resident Holder”).

A Resident Holder whose Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to deem the Shares, and every other “Canadian security” (as defined in the Tax Act) held by such Resident Holder, in the taxation year of the election and each subsequent taxation year, to be capital property. This election is not available with respect to Unit Warrants. Resident Holders should consult their own tax advisors regarding this election.

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Expiry of Unit Warrants

In the event of the expiry of an unexercised Unit Warrant, a Resident Holder generally will realize a capital loss equal to the Resident Holder’s adjusted cost base of such Unit Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Dividends

Dividends received or deemed to be received on the Shares are required to be included in computing a Resident Holder’s income for a taxation year. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (each as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” (as defined in the Tax Act) designated by the Company in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends”.

Dividends received or deemed to be received by a Resident Holder that is a corporation on the Shares must be included in computing its income but generally will be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain, to the extent and under the circumstances specified in the Tax Act. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act), or any other corporation resident in Canada controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. Such Resident Holders should consult their own tax advisors in this regard.

Dispositions of Shares and Unit Warrants

Upon a disposition (or a deemed disposition) of a Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) or a Unit Warrant (other than on the exercise or expiry of a Unit Warrant), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Share or Unit Warrant, as applicable, to the Resident Holder immediately prior to the disposition or deemed disposition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year. One-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year generally must be deducted from taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

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The amount of any capital loss realized on the disposition or deemed disposition of Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Shares or shares substituted for such Shares to the extent and in the circumstances specified by the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Refundable Tax

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time in a relevant taxation year, a “substantive CCPC” (as defined in the Tax Act) also may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include taxable capital gains and certain dividends. Such Resident Holders should consult their own tax advisors in this regard.

Minimum Tax

Capital gains realized or deemed to be realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts designated within the Tax Act, may give rise to an alternative minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of such minimum tax.

Holders Not Resident in Canada

The following section of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, (i) is not and is not deemed to be resident in Canada for the purposes of the Tax Act or any applicable income tax treaty or convention, and (ii) does not and will not use or hold (or be deemed to use or hold) the Shares or Unit Warrants in carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere, or that is an “authorized foreign bank” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company on the Shares will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty or convention to which Canada is a signatory, subject to the application of The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory and which affects many of Canada’s bilateral tax treaties (but not the Treaty as defined below), including the ability to claim benefits thereunder. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty, is the beneficial holder of the dividends, and is fully entitled to benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

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Dispositions of Shares and Unit Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Share or a Unit Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Share or Unit Warrant constitutes “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act, and the Non-Resident Holder is not entitled to an exemption under an applicable tax treaty or convention including as a result of the application of the MLI.

Generally, provided the Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes Cboe Canada), at the time of disposition, the Shares and Unit Warrants will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition both: (a) one or any combination of the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, and partnerships in which the Non-Resident Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), owned 25% or more of the issued shares of any class or series of shares of the Company; and (b) more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, in respect of, or an interest or civil law right in, any such property, whether or not such property exists. Notwithstanding the foregoing, a Share or Unit Warrant may otherwise be deemed to be taxable Canadian property of a Non-Resident Holder for purposes of the Tax Act in certain circumstances.

A Non-Resident Holder’s capital gain (or capital loss) in respect of a disposition of Shares or Unit Warrants that constitute or are deemed to constitute taxable Canadian property of a Non-Resident Holder (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the subheading “Holders Resident in Canada — Dispositions of Shares and Unit Warrants”. Non-Resident Holders whose Shares or Unit Warrants are or may be taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations of the ownership and disposition of Units (comprising of Unit Shares and Unit Warrants) acquired in this Offering by a prospective investor but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder and administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax considerations different from those set forth below. We have not sought, and do not intend to seek, any ruling from the U.S. Internal Revenue Service (the “IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any U.S. state or local jurisdiction, non-U.S., or under any U.S. non-income tax laws (e.g., estate or gift tax) or the Medicare tax. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

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●	persons subject to the alternative minimum tax;

●	accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Code;

●	tax-exempt organizations and government organizations;

●	“qualified foreign pension funds” as defined in Section 897(1)(2) of the Code, entities all of the interests of which are held by qualified foreign pension funds and tax-qualified retirement plans;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	certain former citizens or long-term residents of the United States;

●	persons who hold our Units as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security, or other risk reduction transaction;

●	persons who hold or receive our Units pursuant to the exercise of any option or otherwise as compensation;

●	persons who do not hold our Units as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or

●	persons deemed to sell our Unit Shares or Unit Warrants under the constructive sale provisions of the Code.

In addition, if a partnership (or other entity or arrangement classified as a pass-through or disregarded entity for U.S. federal income tax purposes) holds the Unit Shares or Unit Warrants, the tax treatment of a partner or member in the partnership or other entity generally will depend on the status of the partner or member and upon the activities of the partnership or other entity or arrangement. A partner or member in a partnership that will hold the Unit Shares or Unit Warrants should consult his, her or its own tax advisor regarding the tax considerations of the purchase, ownership and disposition of our Units through a partnership or other entity or arrangement.

You are urged to consult your tax advisor with respect to the application of all aspects of United States tax laws to your particular situation, including, without limitation, any tax considerations of the purchase, ownership and disposition of the Unit Shares and Unit Warrants arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Classification as a United States Corporation for United States Federal Income Tax Purposes

Although we are, and will continue to be, a Canadian corporation, we are classified as a United States domestic corporation for United States federal income tax purposes under Section 7874(b) of the Code and are subject to United States federal income tax on our worldwide income. The remaining discussion assumes that we will be classified as a domestic corporation for all United States federal income tax purposes.

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Allocation between Unit Shares and Unit Warrants

Although the tax treatment is not entirely clear, each investor of a Unit generally is expected to allocate the purchase price paid by such investor for a Unit between the Unit Shares and Unit Warrants, based on their respective relative fair market values at the time of issuance. An investor’s initial tax basis in the Unit Shares and Unit Warrants should equal the portion of the purchase price of the Unit allocated thereto. Any disposition of a Unit should be treated for U.S. federal income tax purposes as a disposition of the Unit Shares and Unit Warrants comprising the Unit, and the amount realized on the disposition should be allocated between the Unit Shares and Unit Warrants based on their respective relative fair market values at the time of disposition.

The foregoing treatment of the Units and an investor’s purchase price allocation are not binding on the IRS or the courts. No assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each investor is advised to consult its own tax advisor regarding the risks associated with an investment in a Unit and regarding an allocation of the purchase price between the Unit Shares and Unit Warrants.

United States Holders

The following discussion applies to you if you are a “United States Holder.” As used herein, the term “United States Holder” means a beneficial owner of our Units that is, for United States federal income tax purposes, any of the following:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Taxation of Distributions

As described in the section titled “Dividend Policy,” we have never declared nor paid cash dividends on our Subordinate Voting Shares, and do not anticipate paying any dividends on the Unit Shares following the completion of this Offering. However, if we do make distributions on the Unit Shares, any gross amount of distributions to United States Holders of those shares (including any amounts withheld to reflect Canadian withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your tax basis, and to the extent the amount of the distribution exceeds your tax basis, the excess will be treated as capital gain realized on a sale or exchange of the Unit Shares, as described under “Taxation of Capital Gains” below.

Dividends distributed to a United States Holder that is a taxable corporation will generally qualify for the dividends received deduction if certain conditions (including the requisite holding period) are satisfied. Dividends distributed to a non-corporate United States Holder will generally constitute “qualified dividend income” that under current law will be subject to United States federal income tax at long-term capital gain rates, if certain conditions (including the requisite holding period) are satisfied. If the requisite conditions are not satisfied, corporate United States Holders generally would be subject to United States federal income tax on the entire dividend amount; non-corporate United States Holders generally would be subject to United States federal income tax on such dividend at ordinary income tax rates instead of the reduced rates that apply to “qualified dividend income.”

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The amount of any dividend paid in Canadian dollars will equal the United States dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the Canadian dollars are converted into United States dollars. If the Canadian dollars received as a dividend are converted into United States dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as United States source ordinary income or loss.

Dividends received by you generally will not be subject to United States withholding tax, but may be subject to Canadian withholding tax. In the event we pay any dividends, they will be treated as income from sources within the United States for purposes of the foreign tax credit rules under the Code. Accordingly, United States Holders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, such United States Holders have an excess foreign tax credit limitation. The application of foreign tax credit rules is highly complex. A prospective investor is encouraged to consult its own tax advisors regarding all aspects of the application of those rules in this context.

Taxation of Capital Gains

For United States federal income tax purposes, you generally will recognize taxable gain or loss on any sale or exchange of the Unit Shares in an amount equal to the difference between the amount realized for the Unit Shares and your tax basis in the Unit Shares. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the Unit Shares for more than one year. Long-term capital gains of non-corporate United States Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by United States Holders will generally be treated as United States source gain or loss. Consequently, United States Holders may not be able to use the foreign tax credit arising from any Canadian tax imposed on the disposition of the Unit Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. The application of foreign tax credit rules is highly complex. A prospective investor is encouraged to consult its own tax advisors regarding all aspects of the application of those rules in this context.

Exercise of a Unit Warrant

You generally will not recognize taxable gain or loss upon the exercise of a Unit Warrant. Your tax basis in the Subordinate Voting Shares received upon the exercise of the Unit Warrant will generally be an amount equal to the sum of your cost basis in the Unit Warrant and the exercise price of the Unit Warrant.

United States Holders are encouraged to consult their tax advisors with respect to the United States federal income tax consequences of an exercise of a Unit Warrant.

Sale, Exchange or Lapse of a Unit Warrant

A United States Holder generally will recognize taxable gain or loss upon a sale, exchange (other than by exercise) or other disposition of a Unit Warrant in an amount equal to the difference between the amount realized upon such disposition and the United States Holder’s adjusted tax basis in the Unit Warrant, which will generally equal the United States Holder’s cost basis in the Unit Warrant, increased by any constructive distributions included in income by such United States Holder, as determined under the Code. Such gain or loss generally will be treated as long-term capital gain or loss if the Unit Warrant is held by the United States Holder for more than one year at the time of such disposition.

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If a Unit Warrant lapses without being exercised, a United States Holder will generally recognize a capital loss equal to such United States Holder’s adjusted tax basis in the Unit Warrant at the time of such lapse. Any such loss will be a long-term capital loss if the Unit Warrant is held for more than one year. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends paid to a United States Holder and to the proceeds of the sale or other disposition of the Unit Shares and Unit Warrants, unless the United States Holder is an exempt recipient. Backup withholding may apply to such payments if the United States Holder fails to provide a taxpayer identification number (generally, on a properly completed IRS Form W-9) or a certification of exempt status, or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the United States Holder’s U.S. federal income tax liability, provided that the holder timely furnishes the required information to the IRS.

Non-U.S. Holder

The following discussion applies to you if you are a “non-U.S. holder.” For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our Unit Shares or Unit Warrants that, for U.S. federal income tax purposes, is neither a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) nor:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Taxation of Distributions

As described in the section titled “Dividend Policy,” we have never declared nor paid cash dividends on our Subordinate Voting Shares, and we do not anticipate paying any dividends on our Subordinate Voting Shares following the completion of this Offering. However, if we do make distributions on Unit Shares, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in your Unit Shares, but not below zero, and then will be treated as gain from the sale of stock as described below under “-Gain on Sale, Taxable Exchange or Other Taxable Disposition of Unit Shares and Unit Warrants.”

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Subject to the discussions below regarding effectively connected income, backup withholding and Foreign Account Tax Compliance Act (“FATCA”), withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us or the applicable paying agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. We may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount to the extent provided for in the Treasury Regulations. A non-U.S. holder of our Unit Shares may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds Unit Shares through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax if you satisfy applicable certification and disclosure requirements, subject to the discussions below regarding backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying that such dividends are effectively connected with your conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to U.S. federal withholding tax, generally are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business also may be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of Unit Shares, including the application of any applicable tax treaties that may provide for different rules.

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Unit Shares and Unit Warrants

Subject to the discussions below regarding backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of any Unit Shares or any Unit Warrants unless:

●	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

●	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

●	we are a United States real property interest by reason of our status as a “United States real property holding corporation,” or a “USRPHC”, for U.S. federal income tax purposes at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and either (i) the Company’s Subordinated Voting Shares have ceased to be regularly traded on an established securities market or (ii) a non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our Subordinated Voting Shares.

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We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other assets used or held for use in a trade or business, there can be no assurance that we will not become a USRPHC in the future. If the third bullet point above applies to a non-U.S. holder, the non-U.S. holder generally will be taxed on its net gain derived from the disposition of Unit Shares or Unit Warrants at the U.S. federal income tax rates applicable to United States persons (as defined in the Code). In addition, a buyer of such stock or warrants from a non-U.S. holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition.

If you are a non-U.S. holder described in the first bullet above, you generally will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under regular U.S. federal income tax rates applicable to U.S. persons, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the net gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of Unit Shares or Unit Warrants (as applicable) made to you may be subject to backup withholding at the applicable statutory rate (currently, 24%) unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed and signed IRS Form W-8BEN, W-8BEN-E or IRS Form W-8ECI (or successor form) or otherwise establish an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Requirements under the Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and other official IRS guidance issued thereunder, or, collectively, FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on, and subject to the discussion below, the gross proceeds from a sale or other disposition of, our Units, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. A foreign financial institution must certify its compliance with FATCA by delivering a completed and signed IRS Form W-8BEN-E to us, along with such other documentation as may be required to establish such institution’s exemption from FATCA withholding.

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FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on, and, subject to the discussion below, the gross proceeds from a sale or other disposition of, our Units paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption. A non-financial foreign entity must certify its status as such and identify any substantial U.S. owners of the entity by delivering a completed and signed IRS Form W-8BEN-E to us, along with such other documentation as may be required to establish such entity’s exemption from FATCA withholding. The purpose of FATCA is to insure that foreign entities receiving payments from U.S. sources disclose all of their direct or indirect U.S. owners.

Proposed U.S. Treasury Regulations would eliminate possible FATCA withholding on the gross proceeds from a sale or other disposition of the Subordinate Voting Shares, and may be relied upon by taxpayers until final regulations are issued.

The withholding tax under FATCA will apply regardless of whether the payment otherwise would be exempt from withholding tax, including under the exemptions described above for effectively connected income and under applicable tax treaties. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of FATCA withholding taxes. An intergovernmental agreement for FATCA between the United States and the non-U.S. holder’s country of residence may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our Units.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax considerations of purchasing, owning and disposing of our Unit Shares or Unit Warrants, including the consequences of any proposed change in applicable laws.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC the Registration Statement relating to the offer and sale of the Units, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to the Company and the Units.

The Company is required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. The Company is also an SEC registrant subject to the informational requirements of the U.S. Exchange Act and, accordingly, files with, or furnishes to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

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PRICE RANGE AND TRADING VOLUME

The following tables set forth information relating to the monthly trading of the Subordinate Voting Shares and certain of the Company’s warrants listed on the Cboe Canada (under the symbols “VERS”, “VERS.WT.A” and “VERS.WT.B”) for the 12-month period prior to the date of this Prospectus Supplement:

Subordinate Voting Shares – VERS(1)

Month Ended	High (C$)	Low (C$)	Volume (# of Subordinate Voting Shares)
June 2024	$35.10	$24.84	182,448
July 2024	$32.94	$25.11	144,533
August 2024	$36.72	$23.49	270,419
September, 2024	$27.00	$17.01	231,072
October, 2024	$19.71	$9.87	279,754
November, 2024	$14.85	$9.45	192,882
December, 2024	$45.63	$9.99	885,658
January, 2025	$63.45	$31.32	1,038,500
February, 2025	$46.98	$26.46	396,739
March, 2025	$37.53	$20.10	305,161
April, 2025	$23.49	$10.86	821,550
May, 2025	$17.40	$10.23	676,509
June, 2025	$24.84	$13.95	2,029,305
July 1-July 8, 2025	$14.35	$11.20	125,527

Notes:

(1)	On March 25, 2025, the Company completed the March Consolidation on the basis of one (1) post-consolidation Subordinate Voting Share for every nine (9) pre-consolidation Subordinate Voting Shares. Subsequently, on June 23, 2025, the Company completed the June Consolidation on the basis of one (1) post-consolidation Subordinate Voting Share for every three (3) pre-consolidation Subordinate Voting Shares. The historical trading prices and volumes disclosed in the table above have been amended to reflect the Consolidations. Fractions have been rounded down to the nearest whole number and prices have been rounded down to the nearest cent. The March Consolidation came into effect on March 27, 2025 and the post-consolidation Subordinate Voting Shares began trading on the Cboe Canada on March 27, 2025. The June Consolidation came into effect on June 23, 2025 and the post-consolidation Subordinate Voting Shares began trading on the Cboe Canada on June 23, 2025.

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Warrants – VERS.WT.A(1)

Month Ended	High (C$)		Low (C$)		Volume (# of warrant)
June 2024		$8.91		$3.24	5,933
July 2024		$9.45		$3.39	4,247
August 2024		$13.50		$3.51	1,018
September 2024		$3.66		$3.24	444
October, 2024		$3.24		$3.24	203
November, 2024		$3.51		$2.70	4,589
December, 2024		$18.09		$2.70	50,521
January, 2025		$33.75		$13.50	27,550
February, 2025		$22.95		$8.10	4,635
March, 2025		$21.60		$6.75	12,784
April, 2025		$14.85		$2.70	5,819
May, 2025		$8.10		$1.49	47,277
June, 2025		$5.40		$4.05	3,857
July 1 – July 8, 2025	$	N/A	$	N/A	0

Notes:

(1)	On March 25, 2025, the Company completed the March Consolidation on the basis of one (1) post-consolidation Subordinate Voting Share for every nine (9) pre-consolidation Subordinate Voting Shares. Subsequently, on June 23 2025, the Company completed the June Consolidation on the basis of one (1) post-consolidation Subordinate Voting Share for every three (3) pre-consolidation Subordinate Voting Shares. The historical trading prices and volumes disclosed in the table above have been amended to reflect the Consolidations. Fractions have been rounded down to the nearest whole number and prices have been rounded down to the nearest cent. The March Consolidation came into effect on March 27, 2025 and the post-consolidation Subordinate Voting Shares began trading on the Cboe Canada on March 27, 2025. The June Consolidation came into effect on June 23, 2025 and the post-consolidation Subordinate Voting Shares began trading on the Cboe Canada on June 23, 2025.

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Warrants – VERS.WT.B(1)

Month Ended	High (C$)	Low (C$)	Volume (# of warrant)
April 2024	$11.76	$1.89	3,444
May 2024	$3.24	$1.89	870
June 2024	$4.05	$2.70	2,084
July 2024	$4.05	$1.89	15,312
August 2024	$3.51	$0.15	3,382
September 2024	$4.05	$0.15	13,139
October, 2024	$1.89	$1.35	7,944
November, 2024	$1.89	$1.35	1,658
December, 2024	$12.15	$1.62	11,105
January, 2025	$25.65	$10.80	14,065
February, 2025	$20.25	$8.10	2,353
March, 2025	$16.20	$10.80	3,410
April, 2025	$10.80	$4.05	822
May, 2025	$4.19	$0.68	1,432
June, 2025	$5.40	$0.68	1,767
July 1-July 8, 2025	$5.40	$5.40	14

Notes:

(1)	On March 25, 2025, the Company completed the March Consolidation on the basis of one (1) post-consolidation Subordinate Voting Share for every nine (9) pre-consolidation Subordinate Voting Shares. Subsequently, on June 23, 2025, the Company completed the June Consolidation on the basis of one (1) post-consolidation Subordinate Voting Share for every three (3) pre-consolidation Subordinate Voting Shares. The historical trading prices and volumes disclosed in the table above have been amended to reflect the Consolidations. Fractions have been rounded down to the nearest whole number and prices have been rounded down to the nearest cent. The March Consolidation came into effect on March 27, 2025 and the post-consolidation Subordinate Voting Shares began trading on the Cboe Canada on March 27, 2025. The June Consolidation came into effect on June 23, 2025 and the post-consolidation Subordinate Voting Shares began trading on the Cboe Canada on June 23, 2025.

(2)	On July 8, 2025, being the last complete trading day of the Subordinate Voting Shares and listed warrants prior to the date of this Prospectus Supplement, the closing prices on the Cboe Canada of the Subordinate Voting Shares and the warrants trading under the symbols “VERS.WT.A” and “VERS.WT.B” were C$11.46, C$0.165 and C$0.20, respectively.

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PLAN OF DISTRIBUTION

Pursuant to the terms of the Agency Agreement between the Company and the Agents, the Company has agreed to sell, and the Agents have agreed to market on a “reasonable best efforts” basis, subject to the terms and conditions contained in the Agency Agreement, of 1,007,764 Units at the Offering Price, payable in cash to the Company against delivery of the Units. The Offering Price was determined by arm’s length negotiation between the Company and the Agents with reference to the prevailing market price of the Subordinate Voting Shares on the Cboe Canada.

The obligations of the Agents under the Agency Agreement may be terminated at their discretion upon the occurrence of certain stated events, including: (i) if there has been, in the judgment of the Agents, since the time of execution of the Agency Agreement or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Final Prospectuses, any Material Adverse Change, (ii) if there has occurred any material adverse change in the financial markets in the United States, Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis, including a widespread outbreak of epidemic illnesses, or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the completion of the offering or to enforce contracts for the sale of the Securities, (iii) if there has been any inquiry, action, suit, investigation or other proceeding in relation to the Company or any of the directors or senior officers of the Company, whether formal or informal (including matters of regulatory transgression or unlawful conduct), commenced, threatened or publicly announced or any order is made under or pursuant to any statute or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, stock exchange, regulatory authority, agency or instrumentality or there is any enactment or change of law or regulation, or interpretation or administration thereof, (unless solely based on the activities or alleged activities of the Agents), which in the reasonable opinion of the Agents, could operate to prevent or restrict the trading of the Subordinate Shares or which seriously adversely affects, or will, or could seriously adversely affect the market price or value of the Subordinate Shares; (iv) if trading in any securities of the Company has been suspended or materially limited by the Commission, the BCSC or any other applicable Canadian Qualifying Authorities, or Cboe (other than temporary trading halts), (v) if trading generally on Cboe has been suspended or materially limited, or minimum or maximum prices for trading on such exchanges have been fixed on a generally applicable basis, or maximum ranges for prices for trading on such exchanges have been required on a generally applicable basis, by any of said exchanges or by order of the Commission, FINRA or any other Governmental Authority having jurisdiction over any of such exchanges, (vi) a material general disruption has occurred in commercial banking or securities settlement, payment or clearance services in the United States or Canada, or (vii) if a general banking moratorium has been declared by either U.S. federal, Canadian or New York authorities.

Each Unit is comprised of one Unit Share and one-half of one Unit Warrant. Each whole Unit Warrant is exercisable to acquire one Warrant Share at an exercise price of US$8.409 (C$11.50) per Warrant Share (the “Exercise Price”) until 5:00 p.m. (Vancouver Time) on the date that is three years following the Closing Date. This Prospectus qualifies the distribution of the Unit Shares and the Unit Warrants comprising the Units.

The Unit Warrants will be created and issued pursuant to the terms of the Warrant Indenture. The Warrant Indenture will contain provisions designed to protect holders of the Unit Warrants against dilution upon the occurrence of certain events. See “Description of Securities Being Distributed - Unit Warrants” for a summary of the material terms of the Unit Warrants and Warrant indenture.

The Units are offered subject to a number of conditions set forth in the Agency Agreement, including, but are not limited to:

●	receipt and acceptance of the Units by the Agents;

●	approval of legal matters by their counsel, including the validity of the Units; and

●	other conditions contained in the Agency Agreement, such as the receipt by the Agents of auditor comfort, lock-up agreements, officers’ certificates and legal opinions.

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Commissions

Pursuant to the Agency Agreement, the Company has agreed to pay to the Agents the Agents’ Fee equal to 7.0% of the aggregate gross proceeds of the Offering. The Agents’ Fee shall be reduced to 2.0% in respect to the portion of aggregate gross proceeds of the Offering attributable to subscribers on the President’s List.

Compensation Warrants

As additional compensation, the Company has agreed to issue to the Agents (or their permitted designees) Compensation Warrants to acquire up to 35,271 Subordinate Voting at a price of US$8.409 (C$11.50) per Compensation Warrant Share until the date that is three years from the Closing Date. The Agents’ Fee and the number of Compensation Warrants issuable shall be reduced to 2.0% in respect of the portion of the aggregate gross proceeds of the Offering attributable to the President’s List. The Agents’ Fee and Compensation Warrants will be payable on the total gross proceeds of the Offering and the total number of Units issued, respectively.

This Prospectus qualifies the distribution of the Compensation Warrants. The Compensation Warrants will provide for cashless exercise if there is no effective registration statement available for the exercise of the Compensation Warrants. The exercise price and number of Compensation Warrant Shares issuable upon exercise of the Compensation Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation.

TriView Corporate Finance Fee

Pursuant to the Agency Agreement, the Company has agreed to pay to TriView the TriView Corporate Finance Fee of US$250,000 (C$341,903).

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Corporate Finance Fee Warrants

The Company has agreed to issue to TriView 75,000 Corporate Finance Fee Warrants to purchase up to 75,000 Corporate Finance Fee Warrant Shares. Each Corporate Finance Fee Warrant shall entitle the holder to acquire one Corporate Finance Fee Warrant Share at a price of US$8.409 (C$11.50) per Corporate Finance Fee Warrant Share until the date that is three years from the Closing Date.

This Prospectus qualifies the distribution of the Corporate Finance Fee Warrants. The Corporate Finance Fee Warrants will provide for cashless exercise if there is no effective registration statement available for the exercise of the Corporate Finance Fee Warrants. The exercise price and number of Corporate Finance Fee Warrant Shares issuable upon exercise of the Corporate Finance Fee Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation.

Cboe Canada Listing

The Subordinate Voting Shares are listed on the Cboe Canada under the symbol “VERS”. An application has been made to list the Unit Shares, Warrant Shares Compensation Warrant Shares and Corporate Finance Fee Warrant Shares on the Cboe Canada. Listing of the Unit Shares, Warrant Shares Compensation Warrant Shares and Corporate Finance Fee Warrant Shares will be subject to the Company fulfilling the listing requirements of the Cboe Canada.

Settlement

The Unit Shares and Unit Warrants will be ready for delivery through the facilities of CDS on the Closing Date (subject to limited exceptions). It is expected that the Company will arrange for the instant deposit of the Unit Shares and Unit Warrants under the book-based system of registration, to be registered to CDS or its nominee, and deposited with CDS or its nominee (subject to certain limited exceptions). No certificates or other ownership evidence representing the Unit Shares or Unit Warrants will be issued to purchasers of the Units, excepted in limited circumstances. Purchasers of the Units will receive only a customer confirmation from the Agents or other registered dealer who is a CDS participant, and from or through whom a beneficial interest in the Units is purchased (subject to limited exceptions). In connection with the Offering, the Agents or securities Agents may distribute this Prospectus Supplement and the accompanying Prospectus electronically.

We expect that delivery of the Unit Shares will be made to investors on or about the Closing Date, which is T+2, while ensuring statutory rights of withdrawal and rescission continue to be available to investors. See “Statutory Rights Of Withdrawal And Rescission”.

The Company expects to deliver the Securities on or about July 11, 2025, which will be the second business day following the date of pricing of the Units. Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties expressly agree otherwise. Accordingly, purchasers who wish to trade in their Securities prior to the delivery date may be required to specify an alternate settlement cycle at the time of trade to prevent a failed settlement. Investors who wish to trade in their Securities prior to the delivery date should consult their own advisors.

Lock-Up

Subject to certain exceptions, the directors and senior management of the Company have agreed to enter into a lock-up agreement in favor of the Agents pursuant to which such person (and each of such person’s associates and affiliates) shall agree for a period of 30 days from the Closing Date not to, directly or indirectly offer, sell, contract to sell, transfer, pledge, assign, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, or announce any intention to do any of the foregoing, any Subordinate Voting Shares, or securities convertible into, exchangeable for, or otherwise exercisable to acquire Subordinate Voting Shares, other than: (a) with the prior written consent of the Agents; (b) upon the exercise of previously issued options or other convertible securities; (c) transfers among the director’s or senior officer’s affiliates for tax or other planning purposes; or (d) a tender or sale by the director or senior officer of securities of the Company in or pursuant to an acquisition, take-over bid, business combination, merger or similar transaction involving a change of control of the Company.

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The summary of certain provisions of the Agency Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the provisions of the Agency Agreement, a copy of which has been or will be filed with the securities commissions in Canada and will be available on SEDAR+ at www.sedarplus.ca and has been or will be filed with the SEC and will be available on EDGAR at www.sec.gov.

Standstill

Subject to certain exceptions, during a period of 30 days after the Closing Date, the Company will not, without the prior written consent of the Agents, (i) directly or indirectly, offer, hypothecate, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Subordinate Voting Shares or any securities convertible into or exercisable or exchangeable for Subordinate Voting Shares or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Subordinate Voting Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Subordinate Voting Shares or such other securities, in cash or otherwise. The foregoing restriction does not apply to: (A) the securities to be sold in the Offering; (B) any Subordinate Voting Shares issued by the Company upon the exercise of an option or warrant or the conversion of a security in each case outstanding on the date of the Agency Agreement and referred to in this Prospectus;(C) any Subordinate Voting Shares issued or options to purchase Subordinate Voting Shares or other awards redeemable or exchangeable for Subordinate Voting Shares granted pursuant to existing employee benefit plans or equity incentive plans of the Company referred to in this Prospectus; (D) any Subordinate Voting Shares issued pursuant to any existing non-employee director stock plan or dividend reinvestment plan referred to in this Prospectus; (E) the filing by the Company of any registration statement on Form S-8 or a successor form thereto; (F) pursuant to an offering of securities of the Company to a strategic investor or investors by way of private placement; (G) the issuance of securities by the Company in connection with acquisitions in the normal course of business, not to exceed 10% of the issued and outstanding Subordinate Voting Shares; or (H) the issuance of securities of the Company pursuant to contractual obligations existing as of the date Agency Agreement.

Right of First Refusal

The Company has granted A.G.P. Canada an irrevocable right of first refusal for a period of 12 months after the date of this offering, to act as co-lead investment banker, co-lead book-runner and/or co-lead placement agent, at A.G.P. Canada’s sole discretion, for any public and private equity or debt offering, including all equity linked financings (each, a “Subject Transaction”), during such 12 month period for the Company, to or any successor to or subsidiary of the Company, and on terms that shall be customary to A.G.P. Canada for such Subject Transaction. Notwithstanding the foregoing, the Company shall not be restricted from engaging a financial advisor, including in connection with a merger and/or acquisition transaction where such engagement does not include an offering component.

Commissions

Units sold by the Agents to the public will be offered at the Offering Price set forth on the cover of this Prospectus Supplement.

The Company estimates that the total expenses of the Offering payable by the Company, not including the Agents’ Fees, will be approximately US$1,045,804, which includes approximately US$400,000 of reimbursable expenses paid to the Agents. The following table shows the per Unit and total Agents’ Fees the Company will pay to the Agents.

Per Unit	US$	0.3969
Total	US$	400,000

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Indemnification and Contribution

Pursuant to the Agency Agreement, the Company has agreed to indemnify the Agents and their respective directors, officers, agents and employees against certain liabilities, including liabilities under applicable Canadian legislation, and expenses and to contribute to payments that the Agents may be required to make in respect thereof.

Electronic Distribution

In connection with the Offering, certain of the Agents or securities dealers may distribute this Prospectus Supplement and the Base Shelf Prospectus electronically in accordance with applicable securities laws.

Affiliations

The Agents and/or their affiliates have in the past engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Company for which they have received, and would expect to receive, customary fees and commissions. AGP acted as agent in connection with a public offering of 916,666 units of the Company at a price of US$8.64 (C$12.00) per unit for gross proceeds of US$7,929,000 (C$11,000,000) which closed on April 28, 2025. In connection with the April 2025 offering, the Company paid the agents up to a cash commission equal to 7% of the gross proceeds of the offering and issued to the agents up to such number of compensation warrants equal to an aggregate of 3.5% of the number of Units sold pursuant to the offering. Each such compensation warrant is exercisable into a Subordinate Voting Share at an exercise price of US$8.64 (C$12.00) per Subordinate Voting Share until the date that is 36 months after the date of issuance. The cash commission and the number of compensation warrants was reduced to 2.0% in respect to the portion of aggregate gross proceeds of the April 2025 offering attributable to subscribers identified by the Company.

Copies of this Prospectus Supplement and the accompanying Prospectus in electronic format may be made available on the websites maintained by the Agents. The representatives may agree to allocate a number of Subordinate Voting Shares to the Agents for sale to their online brokerage account holders. The representatives will allocate Subordinate Voting Shares to the Agents that may make internet distributions on the same basis as other allocations. In addition, Subordinate Voting Shares may be sold by the Agents to securities underwriters who resell shares to online brokerage account holders.

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Sales Inside the United States and Canada

The Offering is being made in all provinces and territories of Canada except Quebec, and in the United States pursuant to the MJDS implemented by the securities regulatory authorities in the United States and Canada. The Units will be offered in the United States exclusively to persons who are “qualified institutional buyers” as such term is defined in Rule 144A under the U.S. Securities Act through certain of the Agents, either directly, or indirectly through their respective U.S. broker-dealer affiliates or agents. The Units will be offered in certain provinces and territories of Canada through those Agents or their affiliates who are registered to offer the Units for sale in such provinces and such other registered dealers as may be designated by the Agents.

Offers and sales of Units by A.G.P. in the United States will be made through its U.S. registered broker-dealer affiliate, A.G.P./Alliance Global Partners.

Sales Outside the United States and Canada

No action has been taken in any jurisdiction (except the United States and Canada) that would permit a public offering of the Units, or the possession, circulation or distribution of this Prospectus Supplement, the accompanying Base Shelf Prospectus or any other material relating to the Company or the Units in any jurisdiction where action for that purpose is required. Accordingly, the Units may not be offered or sold, directly or indirectly, and none of this Prospectus Supplement, the accompanying Base Shelf Prospectus or any other offering material or advertisements in connection with the Offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Each of the Agents may arrange to sell the Units in certain jurisdictions outside the United States and Canada, either directly or through affiliates, where they are permitted to do so.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Units

Each Unit will be comprised of one Unit Share and one-half of one Unit Warrant. Each whole Unit Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances in accordance with the terms of the Warrant Indenture, one Warrant Share, at an exercise price of US$8.409 (C$11.50) for a period of three years from the Closing Date. The Units will separate into Unit Shares and Unit Warrants immediately upon issue.

Unit Shares

The Unit Shares will have all the characteristics, rights and restrictions of the Subordinate Voting Shares. The authorized share capital of the Company consists of an unlimited number of Subordinate Voting Shares. As of the date hereof there are an aggregate of 8,746,489 Subordinate Voting Shares issued and outstanding (on a non-diluted basis) as fully paid and non-assessable Subordinate Voting Shares in the capital of the Company.

There are no special rights or restrictions of any nature attached to any of the Subordinate Voting Shares. The holders of the Subordinate Voting Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each Subordinate Voting Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company.

Unit Warrants

The Unit Warrants will be issued under the Warrant Indenture to be entered into between the Company and the Warrant Agent. The Company will appoint the principal transfer offices of the Warrant Agent in Vancouver, Canada as the location at which the Unit Warrants may be surrendered for exercise, transfer, or exchange.

The following summary of the material provisions of the Unit Warrants to be issued pursuant to the Offering and certain anticipated provisions of the Warrant Indenture does not purport to be complete and is subject to and is qualified in its entirety by reference to the detailed provisions of the Warrant Indenture. Promptly following execution thereof, a copy of the Warrant Indenture will be made available electronically under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov, reference should be made to the Warrant Indenture for the full text of the attributes of the Unit Warrants.

Each whole Unit Warrant will entitle the holder to purchase one Warrant Share at a price of US$8.409 (C$11.50). The exercise price and the number of Warrant Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Each whole Unit Warrant will be exercisable at any time for a period of three years from the Closing Date, after which time the Unit Warrants will expire and become null and void.

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The Warrant Indenture is expected to provide for adjustment to the exercise price of the Unit Warrants and/or to the number or kind of securities issuable upon the exercise of the Unit Warrants upon the occurrence of certain events, including:

●	a subdivision of the Subordinate Voting Shares into a greater number of Subordinate Voting Shares or a consolidation of the Subordinate Voting Shares into a lesser number of Subordinate Voting Shares;

●	the issuance of Subordinate Voting Shares or securities exchangeable or convertible into Subordinate Voting Shares to all or substantially all the holders of Subordinate Voting Shares by way of a stock dividend or other distribution;

●	the issuance to all or substantially all of the holders of the Subordinate Voting Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Subordinate Voting Shares, or securities exchangeable for or convertible into Subordinate Voting Shares, at a price per Subordinate Voting Share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture or by the respective parties, of Subordinate Voting Shares on such record date; and/or

●	subject to certain exceptions, a distribution by the Company to all or substantially all the holders of the Subordinate Voting Shares, of securities of any class (whether of the Company or any other corporation) other than Subordinate Voting Shares, rights, options or warrants, evidence of indebtedness, or cash, securities, or other property or assets.

The Warrant Indenture is also expected to provide for adjustment in the class and/or number of securities issuable upon the exercise of the Unit Warrants and/or the exercise price per security in the event of the following additional events:

●	a reclassification of the Subordinate Voting Shares;

●	the amalgamation, plan of arrangement or merger of the Company with or into another entity (other than an amalgamation, plan of arrangement or merger which does not result in any reclassification of the Subordinate Voting Shares or a change of the Subordinate Voting Shares into other shares); and/or

●	a transfer (other than to one of the Company’s subsidiaries) of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

All adjustment in the exercise price or the number of Warrant Shares will be made to the nearest cent, or the nearest one- hundredth (1/100) of a Subordinate Voting Share, as the case may be.

The Company also expects to covenant in the Warrant Indenture that, during the period in which the Unit Warrants are exercisable, the Company will give notice to holders of Unit Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Unit Warrants or the number of Warrant Shares issuable upon exercise of the Unit Warrants, at least five days prior to the record date or effective date, as the case may be, of such event.

No fraction of a Warrant Share will be issued upon the exercise of a Unit Warrant, and no cash or other consideration will be paid in lieu thereof. Holders of Unit Warrants will not have any voting rights or pre-emptive rights or any other rights, which a holder of Subordinate Voting Shares would have.

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From time to time, the Company and the Warrant Agent may, without the consent of or notice to the holders of Unit Warrants, amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Unit Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Unit Warrants may only be made by “extraordinary resolution”, which is expected to be defined in the Warrant Indenture as a resolution either (i) passed at a meeting of the holders of Unit Warrants at which there are present in person or represented by proxy, registered holders of Unit Warrants representing at least 20% of the aggregate number of the then outstanding Unit Warrants and passed by the affirmative vote of holders of Unit Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Unit Warrants represented at the meeting and voted on such resolution, or (ii) adopted by an instrument in writing signed by the holders of not less than 66⅔% of the aggregate number of all then outstanding Unit Warrants.

There is currently no market through which the Unit Warrants may be sold and purchasers may not be able to resell the Unit Warrants purchased under this Prospectus Supplement. This may affect the prices of the Unit Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

The Unit Warrants and the Warrant Shares have not been registered under the U.S. Securities Act, and the Unit Warrants may not be exercised in the United States or by, or for the account or benefit of, any U.S. person or person in the United States and the Warrant Shares may not be delivered into the United States, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States.

The foregoing summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture, which will be made available electronically under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov promptly following execution thereof.

Compensation Warrants

As additional consideration for the services being rendered in connection with the Offering, the Company has agreed to issue the Agents Compensation Warrants to acquire up to 35,271 Subordinate Voting Shares. The number of Compensation Warrants shall be reduced to 2.0% in respect to the portion of aggregate gross proceeds of the Offering attributable to subscribers on the President’s List. Each Compensation Warrant shall entitle the holder to acquire one Compensation Warrant Share at a price of US$8.409 (C$11.50) at any time on or before the date that is three years from the Closing Date.

The terms governing the Compensation Warrants will be set out in the respective certificates representing the Compensation Warrants and are expected to include, among other things, customary provisions for adjustment upon the occurrence of certain events, including:

● a subdivision of the Subordinate Voting Shares into a greater number of Subordinate Voting Shares or a consolidation of the Subordinate Voting Shares into a lesser number of Subordinate Voting Shares;

● the issuance of Subordinate Voting Shares or securities exchangeable or convertible into Subordinate Voting Shares to all or substantially all the holders of Subordinate Voting Shares by way of a stock dividend or other distribution; and/or

● fundamental transactions such as a merger with another entity, a sale of all or substantially all of the assets of the Company, a tender offer or exchange offer for 50% or more of the Subordinate Voting Shares, a reorganization resulting in the exchange of the Subordinate Voting Shares for other securities, cash or property, or a business combination whereby another entity acquires 50% or more of the Subordinate Voting Shares.

The Compensation Warrants will not have any voting rights or other rights attached to the underlying Subordinate Voting Shares until the Compensation Warrants are exercised in accordance with their terms.

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Compensation Warrant Shares

The Compensation Warrant Shares will have all the characteristics, rights and restrictions of the Subordinate Voting Shares. The authorized share capital of the Company consists of an unlimited number of Subordinate Voting Shares. As of the date hereof, there are an aggregate of 8,839,435 Subordinate Voting Shares issued and outstanding (on a non-diluted basis) as fully paid and non-assessable Subordinate Voting Shares in the capital of the Company.

There are no special rights or restrictions of any nature attached to any of the Subordinate Voting Shares. The holders of the Subordinate Voting Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each Subordinate Voting Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company.

This Prospectus qualifies the distribution of the Compensation Warrants and Corporate Finance Fee Warrants. See “Plan of Distribution”.

ENFORCEABILITY OF CIVIL LIABILITIES

Some of the directors and officers of the Company in the Prospectus are resident outside of Canada and most of the Company’s subsidiaries and assets are located outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process” in the Base Shelf Prospectus.

The Company is incorporated under, and governed by, the laws of the Province of British Columbia and the laws of Canada applicable therein. Purchasers are advised that there is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favor of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company has filed with the SEC, concurrently with the U.S. Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company has appointed an agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of the securities under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

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LEGAL MATTERS

Certain legal matters related to the Subordinate Voting Shares offered pursuant to this Prospectus Supplement will be passed upon on behalf of the Company by DuMoulin Black LLP with respect to legal matters other than tax-related matters, and by Thorsteinssons LLP with respect to Canadian tax-related matters, and on behalf of the Agents by TingleMerrett LLP with respect to legal matters other than tax-related matters. At the date of this Prospectus Supplement, the partners and associates of DuMoulin Black LLP beneficially own less than 1% of the Company’s outstanding securities. At the date of this Prospectus Supplement, the partners and associates of Thorsteinssons LLP beneficially own less than 1% of the Company’s outstanding securities. At the date of this Prospectus Supplement, the partners and associates of TingleMerrett LLP beneficially own less than 1% of the Company’s outstanding securities.

Certain legal matters relating to United States law will be passed upon on behalf of the Company by Sheppard, Mullin, Richter & Hampton LLP.

Interest of experts

M&K CPAS, PLLC, Chartered Professional Accountants, the external auditor of the Corporation, provided an auditors’ report on the Annual Financial Statements of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is M&K CPAS, PLLC (“M&K”), having its principal office at 363 N Sam Houston Pkwy E, Houston, TX 77060, United States, and was appointed on December 10, 2024. M&K reports that they are independent from us in accordance with applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

The Annual Financial Statements incorporated by reference in this Prospectus Supplement have been audited by M&K.

The transfer agent and registrar for the Subordinate Voting Shares is Endeavor Trust Corporation, having its principal office at Suite 702 – 777 Hornby Street, Vancouver, British Columbia, V6Z 1S4.

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STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

The following is a description of a purchaser’s statutory rights and contractual rights.

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

In an offering of convertible, exchangeable or exercisable securities, such as the Unit Warrants offered herein, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which such convertible, exchangeable or exercisable securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange, or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal adviser.

ELIGIBILITY FOR INVESTMENT

In the opinion of Thorsteinssons LLP, special Canadian tax counsel to the Company, and Tingle Merrett, counsel to the Agents, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”), and any specific proposal to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the Unit Shares, Warrant Shares and Unit Warrants, if issued on the date hereof, would be “qualified investments” under the Tax Act for a trust governed by a “registered retirement savings plan”, a “registered retirement income fund”, a “first home savings account”, a “registered education savings plan”, a “registered disability savings plan”, or a “tax-free savings account” (collectively, “Registered Plans”) or a “deferred profit sharing plan” (“DPSP”) (as those terms are defined in the Tax Act), provided that, at such time:

(i)	In the case of the Unit Shares and the Warrant Shares, the Subordinate Voting Shares are listed on a “designated stock exchange” (as such term is defined in the Tax Act and which currently includes Cboe Canada) or the Company otherwise qualifies as a “public corporation” (as defined in the Tax Act) other than a “mortgage investment corporation” (as defined in the Tax Act); and

(ii)	In the case of the Unit Warrants, the Warrant Shares are qualified investments as described in (i) above and neither the Company, nor any person with whom the Company does not deal at arm’s length, is an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or DPSP.

Notwithstanding the foregoing, if the Unit Shares, the Warrant Shares or Unit Warrants, as the case may be, are a “prohibited investment” within the meaning of the Tax Act for a Registered Plan, the holder, subscriber or annuitant of the Registered Plan (as the case may be) (the “Controlling Individual”) will be subject to a penalty tax under the Tax Act. The Unit Shares, Warrant Shares and Unit Warrants generally will not be a “prohibited investment” for a Registered Plan if the Controlling Individual: (i) deals at arm’s length with the Company for purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined for purposes of the prohibited investment rules in the Tax Act) in the Company. In addition, the Unit Shares, the Warrant Shares or Unit Warrants will not be a “prohibited investment”, if such securities are “excluded property”, as defined in the Tax Act for purposes of the prohibited investment rules, for a Registered Plan. Purchasers of Units should consult their own advisors to ensure that the Unit Shares, Warrant Shares and Unit Warrants would not be a prohibited investment in their particular circumstances.

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SHORT FORM BASE SHELF PROSPECTUS

New Issue	September 26, 2024

VERSES AI INC.

US$100,000,000

SUBORDINATE VOTING SHARES

WARRANTS

UNITS

SUBSCRIPTION RECEIPTS

VERSES AI Inc. (“VERSES” or the “Company”) may offer for sale hereunder and issue, from time to time, in one or more series or issuances, of: (i) Class A Subordinate Voting shares in the capital of the Company (“Subordinate Voting Shares”); (ii) warrants to purchase Subordinate Voting Shares (“Warrants”); (iii) units comprising Subordinate Voting Shares and Warrants (“Units”); and (iv) subscription receipts exercisable for Subordinate Voting Shares, Warrants or Units (“Subscription Receipts” and together with the Subordinate Voting Shares, Warrants, Units and Subscription Receipts, the “Securities”) of the Company, with the total gross proceeds not to exceed US$100,000,000 during the 25-month period that this short form base shelf prospectus (including any amendments hereto) (the “Prospectus”) remains effective. The Securities may be offered hereunder in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (“Prospectus Supplement”). In addition, one or more securityholders of the Company (each a “Selling Securityholder”) may also offer and sell Securities under this Prospectus. See “Selling Securityholders”.

- ii -

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of among other things, Securities, cash and assumption of liabilities.

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include the number of Securities offered, the offering price and any other specific terms.

All applicable information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The outstanding Subordinate Voting Shares are listed for trading on Cboe Canada Inc. (“Cboe Canada”) under the symbol “VERS” and are quoted on the OTCQB Venture Market (the “OTCQB”), an over-the-counter public market in the United States under the symbol “VRSSF”. On September 25, 2024, the last trading day prior to the date of this Prospectus, the closing price of the Subordinate Voting Shares on Cboe Canada was $0.73 and the closing price of the Subordinate Voting Shares on the OTCQB was US$0.545.

Unless otherwise specified in the applicable Prospectus Supplement, the Warrants, the Units, and the Subscription Receipts (collectively, the “Non-Listed Securities”) will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which the Non-Listed Securities may be sold and purchasers may not be able to resell such Non-Listed Securities purchased under this Prospectus. This may affect the pricing of the Non-Listed Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Non-Listed Securities and the extent of issuer regulation. Refer to the “Risk Factors” section of this Prospectus.

Prospective investors should be aware that the acquisition and disposition of the Securities may have tax consequences both in the United States and Canada. Such consequences for investors are not described fully herein. Prospective investors should carefully review the tax discussion, if any, contained in any applicable Prospectus Supplement with respect to a particular offering of the Securities and consult their own tax advisors with respect to their own particular circumstances.

An investment in the Securities being offered is highly speculative and involves significant risks that prospective investors should consider before purchasing such Securities. Prospective investors should carefully review the risks outlined in this Prospectus (including any Prospectus Supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the Securities. See “Risk Factors” for a more complete discussion of these risks.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. VERSES or the Selling Securityholder(s) may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. The Prospectus Supplement relating to each offering of Securities offered thereby will set forth the names of any underwriters, dealers or agents engaged by the Company or the Selling Securityholder(s) in connection with the offering and sale of the Securities, if any, and will set forth the terms of the offering of the Securities, the method of distribution of Securities, including, to the extent applicable, the proceeds to the Company or the Selling Securityholder(s) and any fees, discounts or any other compensation payable to underwriters, dealers or agents, if any, and any other material terms of the plan of distribution.

- iii -

No underwriter has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.

Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, including, in the case of the Company, but not the Selling Securityholders, sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (an “ATM Distribution”), including sales made directly on Cboe Canada or other existing trading markets for the Securities, which prices may vary as between purchasers and during the period of distribution of the Securities, as set forth in an accompanying Prospectus Supplement. As such, this Prospectus may qualify an ATM Distribution. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in the Securities.

No underwriter or dealer involved in an ATM Distribution under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

In connection with any offering of Securities, except for an ATM Distribution under this Prospectus or as set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Under the first prospectus supplement, the Company will raise a minimum offering, the net proceeds of which combined with the Company’s working capital at the date of such Prospectus Supplement will be sufficient to meet the Company’s current objectives and short-term liquidity requirements for a period of at least 12 months from the date of the Prospectus Supplement.

The Company is a foreign private issuer under United States securities laws and is permitted under the multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Company has prepared its financial statements, included or incorporated herein by reference, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

NEITHER THE SEC OR ANY CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Gabriel René, Chief Executive Officer and a director of the Company, Dan Mapes, President and a director of the Company, Kevin Wilson, Chief Financial Officer and Secretary of the Company, Jay Samit, a director of the Company, and Jonathan De Vos, a director of the Company, each reside outside of Canada, and each of them have appointed DuMoulin Black LLP, 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3 , as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction of resides outside of Canada, even if the party has appointed an agent for service of process.

Additionally, an investor’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated in Canada, that some of its officers and directors are residents of a country other than the United States, that some or all of the underwriters or experts named in the registration statement may be residents of a country other than the United States and that some of the Company’s assets as well as some of the assets of the Company’s officers and directors are located outside of the United States. See “Risk Factors – Enforcement of Civil Liabilities”.

The Company’s head office is located at 205 – 810 Quayside Drive, New Westminster, British Columbia, V3M 6B9. Its registered and records office is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3. Unless otherwise specifically stated, all dollar amounts in this Prospectus are expressed in Canadian dollars.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. VERSES has not authorized anyone to provide you with different information. VERSES is not making an offer of the Securities in any jurisdiction where such offer is not permitted. You should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. Such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments. VERSES’ business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus provides a general description of the Securities that the Company and the Selling Securityholders may offer. Each time the Company and/or the Selling Securityholders sells securities under this Prospectus, they will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under the heading “Documents Incorporated by Reference”.

In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us”, the “Company” or “VERSES” refers to VERSES AI Inc. and each of its direct and indirect subsidiaries.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial statements incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement, are presented in United States dollars.

The annual consolidated financial statements incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement, have been prepared in accordance with International Financial Reporting Standards, and the interim consolidated financial statements, incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

The Company has prepared its financial statements, included or incorporated herein by reference, in accordance with IFRS as issued by the IASB, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Cautionary Note Regarding Forward-Looking Statements

This Prospectus and the documents incorporated or deemed to be incorporated by reference herein contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities laws. These forward-looking statements relate to future events or the future performance of the Company. All statements other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These forward-looking statements are only predictions. Actual events or results may differ materially. In addition, this Prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions, or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions and known and unknown risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Forward-looking statements in this Prospectus and the documents incorporated by reference herein speak only as of the date of this Prospectus or as of the date specified in the documents incorporated by reference herein.

Forward-looking statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

●	the amount of proceeds the Company intends to raise;

●	the Company’s intention to raise a minimum offering under the first Prospectus Supplement (the “Minimum Offering”) which, when combined with the Company’s working capital, will be sufficient to meet the Company’s current objectives and short-term liquidity requirements for at least 12 months;

●	the Company’s intention to complete future offerings;

●	the competitive and business strategies of the Company;

●	the Company’s research roadmap and expectations regarding the Company’s development of artificial intelligence (“AI”);

●	the Company’s participation in AI benchmark challenges and expectations regarding the public release timeline of Genius (as defined below);

●	market prices, values and other economic indicators;

●	receipt and timing of any required governmental, regulatory and third-party approvals, licenses and permits;

●	the performance of the Company’s business and operations;

●	the intention to grow the business, operations and potential activities of the Company;

●	the Company’s competitive positioning;

●	the Company’s anticipated partnerships and agreements with third parties and the expected outcomes of such partnerships and agreements;

●	possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action;

●	timing, costs and potential success of future activities on the Company’s facilities and projects;

●	future outlook and goals relating to the Company’s strategy;

●	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to continue development of its business and continue operations;

●	the Company’s expected reliance on key management personnel, advisors and consultants;

●	the Company’s intended compensation policy and practices and compensation structure;

●	the capabilities of Genius and Genius-based applications;

●	the development and roll-out of Genius and Genius-based applications;

●	the expected competitive aspects of Genius and Genius-based applications in the market;

●	the scalability of the Spatial Web (as defined herein) and Genius;

●	beliefs and intentions regarding the ownership of material patents, trademarks and domain names used in connection with our products and services;

●	analyses and other information based on expectations of future performance and planned products;

●	planned expenditures and budgets and the execution thereof; and

●	anticipated results and developments in the Company’s operations in future periods and other matters which may occur in the future.

These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Actual results could differ materially from the conclusions, forecasts and projections contained in such forward-looking information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this Prospectus and any Prospectus Supplement, the Company has applied several material assumptions including, but not limited to, the assumptions relating to:

●	possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action;

●	the Company’s ability to complete the Minimum Offering;

●	general economic, financial market, regulatory and political conditions in which the Company operates;

●	general demand and consumer interest in the Company’s products;

●	the competitive environment in which the Company operates;

●	the ability of the Company to grow its market share and the Company’s growth outlook;

●	anticipated and unanticipated costs that the Company may face;

●	estimated contracted revenue, revenue structures and revenue from operations;

●	there being no significant delays in the development and commercialization of Genius and other products and services;

●	the ability of the Company to raise any necessary capital on acceptable terms;

●	the ability of the Company to anticipate future needs of clients and partners;

●	the ability of the Company to maintain and effect sufficient research and development capabilities;

●	the ability of the Company to execute the Company’s growth, sales and customer acquisition strategies;

●	the ability of the Company to attract and retain skilled personnel;

●	the ability of the Company to obtain qualified staff and in a timely and cost-efficient manner;

●	there being no significant barriers to the acceptance of the Company’s products and services;

●	the continued adoption and acceptance of the Spatial Web;

●	stability in financial and capital markets;

●	fluctuations in capital markets and share prices;

●	the accuracy of budgeted costs and expenditures;

●	future currency exchange rates and interest rates;

●	the timely receipt of any required governmental, regulatory and third-party approvals, license and permits on favourable terms and any required renewals of the same;

●	legislation and regulation favouring the furtherance of artificial intelligence applications; and

●	requirements under applicable laws.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the outcome of the forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: the industry-wide risks; the failure of the Company to complete the Minimum Offering; fluctuations in capital markets and share prices; price volatility; risks related to the ability to obtain financing needed to fund the continued development of the Company’s business; failure of the Company to complete any offerings under this Prospectus; changes in the Company’s business plans; failure of the Company to use the proceeds from any offering completed under this Prospectus as described in this Prospectus or any Prospectus Supplement; risks related to the Company’s limited operating history; the Company requiring additional funding to maintain operations; risks related to the Company’s negative cashflow from operating activities; the Company’s failure to implement their growth strategy; risks related to conflicts of interest involving the Company’s management; risks related to the uncertainty of the Company’s use of available funds; risks related to proprietary artificial intelligence algorithms; the failure of the Company to manage its growth; risks related to the Company’s reliance on strategic partnerships; risk associated with security breaches; risk associated with software errors or defects; risks associated with insufficient insurance coverage; the Company’s failure to maintain, promote and enhance its brand; the Company’s dependence on customer internet access and use of internet for commerce; risks associated with privacy and security of sensitive information; risks associated with changes in technology affecting the Company’s business and products; risks associated with the competitive environment of the Company’s industry; risks associated with the uncertainty of market opportunity estimates and growth forecasts; risks associated with reputational damage; the Company’s inability to protect its intellectual property; risks related to the Company’s foreign private issuer status in the United States; the volatility of the global economy; the Company’s dependence on management and key personnel; risks associated with government regulation affecting the Company; the Company being subject to civil or other legal proceedings; risks related to reporting requirements arising from the Company’s reporting issuer status; risks associated with future acquisitions; risks related to the maintenance of effective internal controls by the Company; the potential that no active or liquid market for the Subordinate Voting Shares may develop or be sustained; the speculative nature of an investment in the Subordinate Voting Shares; risk that the market price of the Subordinate Voting Shares may not represent the Company’s performance or intrinsic value; risks associated with the influence of reports published by securities or industry analysts on the trading market of the Subordinate Voting Shares; risks associated with price volatility of publicly traded securities; risks associated with the future dilution of the Company’s securities; risks associated the payment of dividends; and other risks discussed under “Risk Factors”.

This list is not exhaustive of the factors that may affect the Company’s forward-looking information. These and other factors should be considered carefully, and readers should not place undue reliance on such forward-looking information. Investors should carefully consider the risks set out below under the heading “Risk Factors”, elsewhere in this Prospectus and in documents incorporated by reference herein, as well as those contained in the AIF (as defined herein) and Annual MD&A (as defined herein).

The forward-looking statements contained in this Prospectus, in the documents incorporated by reference herein and in any Prospectus Supplement are expressly qualified by this cautionary statement. The Company is not under any duty to update or revise any of the forward-looking statements except as expressly required by applicable law.

Currency Presentation and Exchange Rate Information

Unless stated otherwise or the context otherwise requires, in this Prospectus and any Prospectus Supplement, references to “CDN$” or “$” are to Canadian dollars and references to “US$” are to United States dollars. On September 25, 2024, the exchange rate as reported by the Bank of Canada for the conversion of one Canadian dollar into United States dollars was CDN$1.00 equals US$0.7428.

WHERE to find Additional Information

This Prospectus is part of a registration statement on Form F-10 (the “U.S. Registration Statement”) that the Company has filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the Securities. Under the U.S. Registration Statement, the Company and the Selling Securityholders may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of US$100,000,000. This Prospectus, which forms a part of the U.S. Registration Statement, provides you with a general description of the Securities that the Company and the Selling Securityholders may offer and does not contain all of the information contained in the U.S. Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement, as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the U.S. Registration Statement.” Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company or a Selling Securityholder sells Securities under U.S. Registration Statement, the Company or the Selling Securityholder, as applicable, will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference.” This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

Documents Incorporated by Reference

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or other similar authorities in each of the provinces and territories of Canada (collectively, the Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at 205 – 810 Quayside Drive, New Westminster, British Columbia, V3M 6B9 (telephone 323-868-0514). These documents are also available via the Company’s profile on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”), which can be accessed online at www.sedarplus.ca.

The following documents of the Company, which have been filed by the Company with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	the annual information form of the Company dated July 2, 2024 for the fiscal year ended March 31, 2024, filed on SEDAR+ on July 2, 2024 (the “AIF”);

2.	the audited annual consolidated financial statements of the Company for the years ended March 31, 2024 and 2023 (the “Annual Financial Statements”) together with the notes thereto and the auditors’ report thereon and related management’s discussion and analysis (the “Annual MD&A”), filed on SEDAR+ on July 2, 2024;

3.	the interim financial statements of the Company for the period ended June 30, 2024, together with the notes thereto and related interim management’s discussion and analysis, filed on SEDAR+ on August 14, 2024;

4.	the management information circular of the Company dated August 14, 2024 (the “Information Circular”), filed on SEDAR+ on August 23, 2024 and prepared in connection with the annual and general special meeting;

5.	the material change report of the Company dated May 9, 2024, filed on SEDAR+ on May 9, 2024 with respect to the closing of two tranches of a non-brokered private placement of special warrants;

6.	the material change report of the Company dated June 28 2024, filed on SEDAR+ on June 28, 2024 with respect to a funding agreement entered into with Group 42 Holding Ltd. (“G42 Funding Agreement”); and

7.	the material change report of the Company dated August 14, 2024, filed on SEDAR+ on August 16, 2024 with respect to NRI USA, LLC’s participation in the GENIUS beta program.

Any document of the types referred to in the preceding paragraph (excluding confidential material change reports) or of any other type required to be incorporated by reference into a short form base prospectus pursuant to Item 11.1 of Form 44-101F1 – Short Form Prospectus of National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) that are filed by the Company with a Commission after the date of this Prospectus and prior to the termination of an offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus forms a part. The Company may also incorporate other information filed with or furnished to the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that information included in any such report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.

Copies of the documents incorporated by reference herein will be available electronically on the Company’s SEDAR+ profile, which can be accessed at www.sedarplus.ca, and from the Company’s EDGAR profile, which can be accessed on the SEC’s website at www.sec.gov. The Company’s filings through SEDAR+ and EDGAR are not incorporated by reference in the Prospectus except as specifically set out herein.

If the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of this Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR+ (each such news release, a “Designated News Release”), and each such Designated News Release will be deemed to be incorporated by reference into this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus and the Company disclaims any such incorporation by reference.

Upon a new annual information form, audited annual financial statements and related management’s discussion and analysis being filed by the Company with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, and all interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of the Company’s financial year in which the new annual information form and the related annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim financial statements and related management’s discussion and analysis being filed by us with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new information circular relating to an annual general meeting being filed by us with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the information circular for the preceding annual general meeting shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities hereunder.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

i.	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

ii.	the consent of Smythe LLP, the Company’s independent auditor; and

iii.	the powers of attorney from certain of the Company’s directors and officers.

A copy of the form of any applicable warrant indenture or subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

Marketing Materials

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to a distribution of Securities will be filed under the Company’s corporate profile on SEDAR+ at www.sedarplus.ca. In the event that such marketing materials are filed subsequent to the date of filing of the applicable Prospectus Supplement pertaining to the distribution of the Securities to which such marketing materials relates and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into the Prospectus for purposes of future offers and sales of Securities hereunder.

Business of the Company

The following description of the Company and its business is derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus. This description does not contain all the information about the Company and its business that you should consider before investing in the Units. You should carefully read the entire Prospectus, including the section entitled “Risk Factors”, as well as the documents incorporated by reference into this Prospectus, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated on November 19, 2020, pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”) under the name “Chromos Capital Corp.” On June 17, 2021, the Company changed its name to “Verses Technologies Inc.” in connection with the Amalgamation. On March 31, 2023, the Company changed its name to “Verses AI Inc.”

On June 22, 2022, the Company’s final long-form non-offering prospectus was filed with and receipted by the securities regulatory authorities in British Columbia and Ontario pursuant to the provisions of applicable Canadian securities legislation and a deemed receipt was issued in Alberta pursuant to Multilateral Instrument 11-102 – Passport System. On June 28, 2022, the Subordinate Voting Shares were listed and started trading on Cboe Canada under the symbol “VERS”.

The head office of the Company is located at 205 – 810 Quayside Drive, New Westminster, British Columbia, V3M 6B9, and the Company’s registered and records office is located at 1111 West Hastings Street, 15th Floor, Vancouver, BC V6E 2J3. The Company also has offices located at 5877 Obama Blvd, Los Angeles, California, 90016, 8643 Hayden PI, Culver City, CA 90232 and High Tech Campus 6a 5656 AE Eindhoven, Netherlands.

Intercorporate Relationships

As of the date hereof, the Company has: (i) two directly wholly owned subsidiaries, being VERSES Technologies USA Inc. (“VTU”) and Verses Solutions, Inc. (“VSI”); and (ii) six indirectly wholly-owned subsidiaries, being VERSES Operations Canada Inc., VERSES Logistics Inc., VERSES Health, Inc., VERSES Realities, Inc., VERSES, Inc. and VERSES Global B.V. (each, an “Indirect Subsidiary”). Each of VTU, VSI and certain of the Indirect Subsidiaries operate different segments of the VERSES Business and are focused on developing different parts and aspects of the Company’s flagship product, GeniusTM.

The following table illustrates the Company’s legal structure and relationship to and ownership interest in VTU, VSI and the Indirect Subsidiaries as at the date hereof.

Name	Jurisdiction of Formation	Ownership Interests
VERSES Operations Canada Inc.	British Columbia	100% (2)
Verses Solutions, Inc.	Wyoming	100%(1)
VERSES Technologies USA, Inc.	Wyoming	100%(1)
VERSES Logistics Inc.	Wyoming	100%(2)
VERSES Health, Inc.	Wyoming	100%(2)
VERSES Realities, Inc.	Wyoming	100%(2)
VERSES, Inc.	Wyoming	100%(2)
VERSES Global B.V.	Netherlands	100%(2)

Notes:

(1)	Directly held by the Company.
(2)	Directly held by VTU.

The Company’s inter-corporate relationships are reflected in the organization chart below:

Summary Description of Business

VERSES is a cognitive computing company specializing in next generation intelligence software systems. The Company is primarily focused on developing an intelligence-as-a-service smart software platform, Genius (which has absorbed the Company’s previous KOSM™ and KOSM Exchange products), through its subsidiary VTU.

The Company’s business is based on the vision of the “Spatial Web” – an open, hyper-connected, context-aware, governance-based network of humans, machines and intelligent agents. The Company’s ambition is to build tools that enable the Spatial Web and to become a leader in the transition from the information age to the intelligence age.

The Company launched a private beta program of Genius (including Genius Agents and Genius Core) in early 2024 with a few select partners with whom the Company has existing business relationships and has launched a public beta program for a broader number of developers for the second half of 2024. This public beta program is expected to include enhanced functionalities and is intended to help the Company increase its potential customer base, while refining its product offerings in anticipation of the 1.0 launch of Genius.

Background

We believe civilization is transitioning from the information age to the intelligence age. We are working on achieving super-human level intelligence in computing, which we believe will exhibit and exceed the flexible and general intelligence found in humans. However, despite the large potential addressable market, the AI industry faces several challenges, such as:

●	Technological Limitations: Current AI approaches are limited primarily to sophisticated pattern recognition but not the ability to understand the world, or to reason, plan, and learn. AI models based on the mainstream approach to Deep Learning (DL) and Reinforcement Learning (RL) are constrained by the quantity and quality of data. Moreover, once trained, a model is not updatable.

●	Narrowly Applicable and Lack of Interoperability: The textual and graphical outputs of Generative AI models such as ChatGPT (OpenAI), BARD (Google), Midjourney, Stable Diffusion and others are single purpose tools, and we believe they are incapable of adapting to and overcoming changing conditions and uncertainty, learning new concepts and performing a broad array of tasks and activities. To achieve human-level intelligence and beyond, we believe that software agents must not only understand and be curious about what they are doing and why they are doing it, but they must also be able to adapt, share what they learn, and explain how they learned it.

●	Scale: Generative AI is expensive to develop, requiring massive amounts of data, labor, computation, and energy.

●	Network Design: While Artificial “General” or “Super” Intelligence is generally portrayed as a single entity, an all-knowing monolithic artificial brain, we believe that the apex of the intelligence age will more likely be a distributed network or ecosystem of intelligences, both synthetic and natural.

●	Lack of Vision: Digital Transformation, a concept typically associated with terms such as Web 3.0, Industry 4.0, the Metaverse, the IoT (Internet of Things), Smart Cities and Digital Twins, each with a slightly different emphasis, in our view, lacks a specific prescription for how to attain the overarching vision.

As the industry continues to rapidly grow, such growth and harmonization of various data processing and producing technologies will yield better insights, predictions, recommendations and decision-making, enabling AI developers to overcome the above-listed limitations. This will in turn shift processes and decision making from humans to machines and give rise to more autonomous systems. The increased transparency and accountability of a unified knowledge network will offer improvements in the cost of privacy and security when built around a network of everything that encompasses data governance, credentialing mechanisms and trust We believe this will result in a hyper-integrated, hyper-personalized, hyper-automated and ethically-aligned network of humans, machines and intelligent agents.

The growth in investment and adoption of AI reflects the increasing demand for better, cheaper and automatic solutions – greater output with less input. AI capabilities like Computer Vision, Language Models and Autonomous Vehicles that use Neural Nets are expected to process massive amounts of data to detect patterns and anomalies. This will allow humans to make better decisions and machines (vehicles, robots, drones) to navigate and perform tasks autonomously. However, there are significant problems with conventional AI as the models are inferred, generated through brute force computation, relying heavily on manual data labeling, opaque internal functions, and biased data inputs. They are narrow in purpose and are incompatible with other models. VERSES’ objective is to provide a user-friendly suite of tools to map both stored data and live data streams into a common interoperable data model. This pre-labeled, contextualized data structure can generate models that require less computer and human supervision, and that are transparent and interoperable with other models. This should translate into greater accuracy and flexibility, faster development, and lower costs in the deployment of autonomous applications.

Approach to Developing Artificial Intelligence

The Free Energy Principle (“FEP”), which informs the approach to machine learning in the AI systems that the Company is developing, is a general principle of information physics that allows the Company to model the probabilistic beliefs that guide or control the actions of physical systems, like the human brain. The main advantage provided by FEP over other methods of implementing AI is that it involves using principles in physics to improve machine learning systems. We believe FEP improves machine learning systems in the following two ways:

●	Product advantages: Machine learning systems are composed of a model architecture, an algorithm, and data. The algorithm is applied to the model architecture to perform computation over the data. FEP, which provides the mathematical basis for the algorithm used in VERSES’ machine learning systems, allows computation over data that is fully explainable (i.e. human interpretable), contrary to standard approaches such as deep neural networks that are black box models; and

●	Technical advantages: We believe FEP provides a physics-informed method of improving the machine learning algorithms that enable AI, as FEP can be designed to solve problems related to real physical systems (e.g., designing new materials for an aircraft, or modeling the dynamics of a fluid) as opposed to problems that may be only digital problems (e.g., generating a realistic image based on a user prompt). As a consequence, algorithms based on FEP are particularly well suited to model physical systems like the human brain and its cognitive functions, such as perception, attention, learning, emotion, recognition, and action.

HSML: Hyperspace Modeling Language, which is being implemented by VERSES, is a human and machine-readable modeling language and semantic ontology schema for describing reality by expressing objects and concepts as entities with interrelationships and interdependencies. HSML is an implementation specification with testable requirements that enable independent implementations to interoperate.

Intangible Properties

VERSES recognizes the importance of its intangible assets such as brand names, relationships with customers and partners, licenses, and trade secrets. To protect its products and processes, VERSES periodically reviews opportunities to register copyrights, trademarks, and patents in different countries. In addition to the previously disclosed intangible properties of the Company, the following are provisional patent applications, copyrights, and trademarks relevant to the Company’s business as of the date of this Prospectus:

Non-Provisional Patent Applications

As of the date of this Prospectus, the Company has submitted formal non-provisional applications in the United States via the U.S. Patent & Trademark Office for the four patents listed below. The non-provisional filings have now been assigned new applications serial numbers, which are set out below.

1.	“METHOD AND SYSTEM FOR AUTOMATICALLY DEVELOPING RULES FOR AGENTS DRIVING DEVICE BEHAVIOR”, provisional filed on April 26, 2023 (old provisional # 63/499,287) (new U.S. non-provisional application serial number 18/651,479, converted April 30, 2024).

2.	“METHOD AND SYSTEM FOR SPECIFYING AN ACTIVE INFERENCE BASED AGENT USING NATURAL LANGUAGE”, provisional filed on July 12, 2023 (old provisional # 63/513,322) (new U.S. non-provisional application serial number 18/770,654, converted July 11, 2024).

3.	“METHOD AND SYSTEM FOR PROBABILISTIC QUERYING OF A VECTOR GRAPH DATABASE”, provisional filed on July 25, 2023 (old provisional # 63/515,573) (new U.S. non-provisional application serial number 18/783,398, converted July 24, 2024).

4.	“METHOD OF UPDATING GRAPH DATABASES BY USING COMPUTATION GRAPHS”, provisional filed on September 1, 2023 (old provisional # 63/580,314) (new U.S. non-provisional application serial number 18/809,219, converted August 19, 2024).

Additionally, the PCT application “METHOD AND SYSTEM FOR OPTIMIZING A WAREHOUSE” (provisional filed on September 21, 2022 and subsequently filed under the PTC - old provisional # 63/360,286) was converted to a non-provisional on March 19, 2024, with only the USA being selected for localization (new non-provisional application serial number 18/693,486).

Provisional Patent Applications

The Company has filed the following provisional applications with the United States Patent and Trademark Office (the “USPTO”):

●	“A METHOD FOR AUTOMATICALLY EXPANDING FACTOR GRAPH DATABASE”, 63/593,745, filed on October 27, 2023
●	“A METHOD FOR GENERATING USER SPECIFIC INTERFACES USING GENERATIVE UI”, 63/604,123, filed on November 29, 2023
●	“A METHOD OF IMPROVING TEXT VECTORIZATION USING DEPTH FIRST SEARCH AND RADIX TREES”, 63/618,776, filed on January 8, 2024
●	“A METHOD FOR EXTRACTING, TRANSFORMING AND LOADING LEGAL INFORMATION ONTO AUTONOMOUS AGENTS USING LARGE LANGUAGE MODELS AND COMPUTER GRAPH DATABASES”, 63/549,994, filed on February 5, 2024
●	“A METHOD OF DIGITAL DOCUMENT REVIEW USING FACTOR GRAPH DOCUMENT DATABASE”, 63/558,504, filed on February 27, 2024
●	“A METHOD OF INTERAGENT COMMUNICATION IN PROBABILISTIC AGENTS IMPLEMENTING FACTOR GRAPH DOCUMENT DATABASES”, 63/631,184, filed on April 8, 2024

Provisional applications are not official patents and do not provide prosecutable intellectual property protection. However, the provisional application for a patent allows the Company to obtain an official filing date before public disclosure of an invention. This filing date ensures, if the application is successful, that no other provisional application made in respect of the same invention filed after the filing date, is able to proceed with the patent application. Once a provisional application is filed, the Company has 12 months to file a formal non-provisional application. Once a non-provisional application is submitted, the review process can take approximately two to four years at a cost of approximately US$15,000 per patent for filing fees.

Additionally, while a provisional application is active, an applicant may file a patent application under the PCT for the purposes of seeking international patent protection. A PCT application extends the filing deadline of a non-provisional patent application by up to 18 months which means that under the PCT regime, it can take up to 30 months for a non-provisional patent application to be filed in connection with a provisional application. Except for patent applications filed under the PCT, the 12 month period for the filing of a formal non-provisional application cannot be extended.

Trademarks

The Company has the following registered trademarks:

●	U.S. Registration No. 5838650 (“VERSES”) in International Class 42, registered on August 20, 2019;
●	U.S. Registration No. 7201904 (“VERSES”) in International Class 42, registered on October 24, 2023;
●	U.S. Registration No. 7201550 (“V VERSES”) in International Class 42, registered on October 24, 2023;
●	U.S. Registration No. 7248436 (“IMAGINE A SMARTER WORLD”) in International Class 42, registered on December 19, 2023;
●	U.S. Registration No. 7080725 (“WAYFINDER”) in International Class 42, registered on June 13, 2023;
●	U.S. Registration No. 5839158 (“THE POWER OF SMART SPACE”) in International Class 42, registered on August 20, 2019;
●	U.S. Registration No. 6811022 (“VERSES SPATIAL WEB PROTOCOL”) in International Class 42, registered on August 9, 2022;
●	U.S. Registration No. 7289102 (“SPATIAL INTELLIGENCE MANAGEMENT”) in International Class 42, registered on January 23, 2024;
●	European Application Serial No. 18392857 (“VERSES”) in Class 42, registered on June 12, 2021;

●	European Application Serial No. 18392876 (“WAYFINDER”) in Class 42, registered on June 12, 2022;
●	European Application Serial No. 18392875 (“COSM”) in Class 42, registered on June 12, 2022;
●	European Application Serial No. 18392878 (“POWERING THE SPATIAL WEB”) in Class 42, registered on June 12, 2022;
●	European Application Serial No. 18659312 (“DOMAINFLOW”) in Class 9, registered on July 20, 2022; and
●	European Application Serial No. 18658983 (“SIMFLOW”) in Class 9, registered on August 24, 2022.

The Company has filed the following trademark applications with the USPTO:

●	U.S. Registration No. 97853452 (“AI REIMAGINED”) in International Class 42, filed on March 23, 2023;
●	U.S. Registration No. 98071341 (“GENIUS”) in International Classes 9 and 42, filed on July 5, 2023;
●	U.S. Registration No. 97930135 (“VERSES.AI”) in International Class 42, filed on May 10, 2023; and
●	U.S. Registration No. 98242187 (“SMARTER BY NATURE”) in International Class 42, filed on October 26, 2023.

Recent Developments

On July 2, 2024, the Company appointed James Hendrickson as Chief Operating Officer. Mr. Hendrickson formerly served as President and General Manager, VERSES Enterprise.

On August 14, 2024, the Company announced that in connection with NRI USA, LLC (“NRI”) moving to the Genius beta program, the Company and NRI had terminated their previous Software-as-a-Service agreement which pertained to the implementation of WayFinder and the Company’s previous KOSM product into NRI’s warehousing operations

On September 3, 2024, the Company incorporated a new directly wholly-owned subsidiary, VSI, incorporated under the laws of the state of Wyoming.

On September 19, 2024 VSI entered into a framework agreement with Analog Studios FZ LLC (“Analog”), pursuant to which VSI will provide Analog with the right and license to use the GENIUS beta platform and GENIUS platform, together with other various professional services to be detailed in separate statements of work (each, a “SOW”) executed from time to time, each of which shall include or incorporate by reference a SOW-specific GENIUS beta platform license and/or a GENIUS platform license. The fees payable to VSI in consideration for the performance of the services and the grant of the applicable license pursuant to a SOW, will be set forth in each such SOW. The first SOW was executed for an aggregate of US$500,000.

On September 10, 2024, Jay Samit relinquished his position as Chairman of the board of directors in order to take a position with the Company, being the Head of Global Partnerships, focusing on deploying Genius to systems integrators, channel partners, business process outsource firms and strategic investors. Additionally, Michael Blum was appointed into the vacated Chairman position.

On September 20, 2024, the Company announced that it is completing a non-brokered private placement of up to 12,500,000 units of the Company (the “September Units”) at an issue price of $0.80 per September Unit, for gross proceeds of up to approximately $10,000,000 (the “September Offering”). Each September Unit will be comprised of one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant (each whole warrant, a “September Warrant”). Each September Warrant will be exercisable into one Subordinate Voting Share at a price of $1.20 per Subordinate Voting Share, subject to adjustment in certain circumstances, for a period of 36 months from the closing of the September Offering. The September Offering is being completed pursuant to the “Listed Issuer Financing Exemption” under Part 5A of National Instrument 45-106 – Prospectus Exemptions. See disclosure under the heading “Use of Proceeds – Other Sources of Funding” for information on how the Company intends to use the net proceeds of the September Offering.

On September 26, 2024, the Company closed the first tranche of the September Offering pursuant to which it issued an aggregate of 6,250,000 September Units raising aggregate gross proceeds of $5,000,000. Additionally, in connection with the closing of the first tranche, the Company: (i) paid a cash finder’s fee of $1,750 to Haywood Securities Inc., representing 1% of the gross proceeds received by the Company from subscribers introduced to the Company by Haywood Securities Inc.; and (ii) issued to Leede Financial Inc. an aggregate of 76,583 finder warrants (the “September Finder Warrants”), representing 6.5% of the number of September Units sold to purchasers introduced to the Company by Leede Financial Inc. Each September Finder Warrant is exercisable at a price of $0.80 to acquire one finder unit consisting of one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant (an “Underlying Finder Warrant”). Each Underlying Finder Warrant will entitle the holder thereof to purchase one Subordinate Voting Share at a price of $1.20 per Subordinate Voting Share for a period of 36 months from the date of issuance.

Consolidated Capitalization

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of securities pursuant to such Prospectus Supplement.

Since June 30, 2024, the date of the Interim Financial Statements, which are incorporated herein by reference, there have been no material changes in the Company’s share and loan capital on a consolidated basis, other than as set out below and as otherwise disclosed in this Prospectus.

Designation of security	Outstanding as at June 30, 2024	Outstanding as at the date of the Prospectus
Subordinate Voting Shares	151,095,452	168,107,952(1)
Warrants	26,318,119(2)	33,880,617(2)
Finder Unit Warrants	3,071,089(3)	3,147,672(3)
Finder Warrants	523,081(4)	523,081(4)
Options	13,961,805(5)	18,075,505(5)(6)
RSUs	1,700,000(7)	13,415,000(7)
Special Warrants	10,000,000(8)	Nil(8)
Convertible Debentures	CAD$13,780,000 (9)	CAD$13,780,000 (9)
Loan Capital	US$140,285	US$140,285
Total Shareholders’ Equity	US$(8,177,726)	US$(8,177,726)

Notes:

(1)	Includes 17,012,500 Subordinate Voting Shares issued since June 30, 2024.
(2)	Each Warrant is exercisable into one Subordinate Voting Share. As at June 30, 2024, includes the following Warrants: (i) 1,250,000 Warrants exercisable at a price of $0.40 per Subordinate Voting Share expiring on April 15, 2026; (ii) 10,009,717 Warrants exercisable at a price of $1.00 per Subordinate Voting Share expiring on August 15, 2025; (iii) 211,662 Warrants exercisable at a price of $1.20 per Subordinate Voting Share expiring on August 15, 2025; (iv) 7,956,740 Warrants exercisable at a price of $2.55 per Subordinate Voting Share expiring on July 6, 2026; and (v) 6,890,000 Warrants exercisable at $1.50 per Subordinate Voting Share expiring on June 20, 2027. As at the date of this Prospectus, includes the following Warrants: (i) 1,250,000 Warrants exercisable at a price of $0.40 per Subordinate Voting Share expiring on April 15, 2026; (ii) 9,447,217 Warrants exercisable at a price of $1.00 per Subordinate Voting Share expiring on August 15, 2025; (iii) 211,662 Warrants exercisable at a price of $1.20 per Subordinate Voting Share expiring on August 15, 2025; (iv) 7,956,740 Warrants exercisable at a price of $2.55 per Subordinate Voting Share expiring on July 6, 2026; (v) 6,890,000 Warrants exercisable at $1.50 per Subordinate Voting Share expiring on June 20, 2027; (vi) 3,499,998 Warrants exercisable at a price of $1.50 per Subordinate Voting Share expiring on August 17, 2026; (vii) 1,162,650 Warrants exercisable at a price of $1.50 per Subordinate Voting Share expiring on August 30, 2026; (viii) 337,350 Warrants exercisable at a price of $1.50 per Subordinate Voting Share expiring on September 17, 2026; and (ix) 3,125,000 Warrants exercisable at a price of $1.20 per Subordinate Voting Share expiring on September 26, 2027.
(3)	As at June 30, 2024 and the date of this Prospectus, includes the following finder unit warrants (each, a “Finder Unit Warrant”): (i) 1,151,892 Finder Unit Warrants exercisable at a price of $0.80 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of $1.20 expiring on August 15, 2025.; (ii) 813,534 Finder Unit Warrants exercisable at a price of $1.00 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of $1.20 expiring on August 15, 2025; (iii) 789,127 Finder Unit Warrants exercisable at a price of $2.05 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of $2.55 expiring on July 6, 2026; (iv) 90,400 Finder Unit Warrants exercisable at a price of $1.00 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of $1.50 expiring on April 17, 2026; (v) 180,160 Finder Unit Warrants exercisable at a price of $1.00 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of $1.50 expiring on April 29, 2026; (vi) 45,976 Finder Unit Warrants exercisable at a price of $1.00 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of $1.50 expiring on April 17, 2026; and (vii) 76,583 Finder Unit Warrants exercisable at a price of $0.80 into one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant at a price of $1.20 expiring on September 26, 2027.

(4)	As at June 30, 2024 and the date of this Prospectus, includes the following finder warrants (each, a “Finder Warrant”): (i) 3,153 Finder Warrants exercisable at a price of $1.20 per Subordinate Voting Share expiring on April 3, 2025; (ii) 5,250 Finder Warrants exercisable at a price of $1.20 per Subordinate Voting Share expiring on April 20, 2025; (iii) 31,038 Finder Warrants exercisable at a price of $1.20 per Subordinate Voting Share expiring on June 2, 2025; (iv) 27,465 Finder Warrants exercisable at a price of $1.20 per Subordinate Voting Share expiring on June 16, 2025; (v) 2,660 Finder Warrants exercisable at a price of $1.20 per Subordinate Voting Share expiring on July 10, 2025; (vi) 11,850 Finder Warrants exercisable at a price of $1.20 per Subordinate Voting Share expiring on August 15, 2025; (vii) 4,977 Finder Warrants exercisable at a price of $1.20 per Subordinate Voting Share expiring on August 25, 2025 (viii) 414,848 Finder Warrants exercisable at a price of $1.00 per Subordinate Voting Share expiring on August 15, 2025; and (xix) 21,840 Finder Warrants exercisable at a price of $1.20 per Subordinate Voting Share expiring on December 22, 2026.
(5)	Each Option is exercisable into one Subordinate Voting Share. As at June 30, 2024, the following Options were outstanding: (i) 2,800,000 Options each exercisable at an exercise price of $0.80 until June 16, 2027; (ii) 865,000 Options each exercisable at an exercise price of $1.00 until September 16, 2027; (iii) 252,500 Options each exercisable at an exercise price of $1.14 until April 15, 2029; (iv) 9,944,305 Options each exercisable at an exercise price of $1.35 until December 15, 2028; and (v) 100,000 Options each exercisable at an exercise price of $1.65 until April 28, 2028. As at the date of this Prospectus, the following Options were outstanding: (i) 2,800,000 Options each exercisable at an exercise price of $0.80 until June 16, 2027; (ii) 665,000 Options each exercisable at an exercise price of $1.00 until September 16, 2027; (iii) 252,500 Options each exercisable at an exercise price of $1.14 until April 15, 2029; (iv) 9,944,305 Options each exercisable at an exercise price of $1.35 until December 15, 2028; (v) 100,000 Options each exercisable at an exercise price of $1.65 until April 28, 2028; and (vi) 4,248,700 Options each exercisable at an exercise price of $1.07 until July 3, 2029; (vii) 65,000 Options each exercisable at an exercise price of $1.35 until July 3, 2029.
(6)	200,000 Options have been exercised since June 30, 2024.
(7)	As of June 30, 2024, there were 1,700,000 RSUs outstanding with 600,000 of the outstanding RSUs being fully vested. As at the date of this Prospectus, there were 13,415,000 RSUs outstanding with 533,333 of the outstanding RSUs being fully vested.
(8)	As of June 30, 2024, there were 10,000,000 Special Warrants outstanding that were issued pursuant to the SW Offering. As of the date of this Prospectus, all 10,000,000 Special Warrants have converted. Each Special Warrant converted into one SW Unit at no additional cost on the date that was four months and a day after date of issuance of the Special Warrants. Each SW Unit consists of one Subordinate Voting Share and one-half of one Warrant, each exercisable at a price of $1.50 for a period of two years from the date of issuance. See disclosure under the heading “Business of the Company – Recent Developments” for more information.
(9)	Issued in connection with the G42 Funding Agreement. The Convertible Debentures bear interest at a rate of 10% per annum and mature on June 20, 2026. The principal amount of the Convertible Debentures, together with all accrued interest, is convertible, for no additional consideration, on the earliest to occur of: (A) the date on which the Company completes an equity financing, in one or more tranches, for aggregate gross proceeds of at least $15,000,000 at a price per Subordinate Voting Share of not less than $1.00, (B) the date on which the holder elects to convert the Convertible Debentures, and (C) June 20, 2026.

Use of Proceeds

Under the first Prospectus Supplement, the Company will raise a minimum offering, the net proceeds of which when combined with the Company’s working capital at the date of such Prospectus Supplement will be sufficient to meet the Company’s current objectives and short-term liquidity requirements for a period of at least 12 months from the date of the Prospectus Supplement.

Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities will be used to advance the Company’s business objectives, to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, and to fund discretionary capital programs and potential future acquisitions. The management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the Company’s operating and capital needs from time to time. The Company will not receive any proceeds from any sale of Securities by a Selling Securityholder.

The Company has had negative cash flow from operating activities since inception. To the extent that the Company has negative operating cash flow in future periods, the Company may need to allocate a portion of proceeds from the offering of the Securities to fund such negative cash flow. See “Risk Factors – Negative Cash Flow from Operating Activities”.

All expenses relating to an offering of the Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

Other Sources of Funding

As disclosed under the heading “Business of the Company – Recent Developments”, the Company is currently completing the September Offering for gross proceeds of up to approximately $10,000,000. The expected total available funds to the Company following completion of the September Offering is estimated to be up to $10,630,000 (the “Available Funds”) as follows:

		Assuming 100% of September Offering
A	Amount to be raised by the September Offering	$10,000,000
B	Selling commissions and fees	$650,000
C	Estimated offering costs (e.g., legal, accounting, audit)	$70,000
D	Net proceeds of September Offering: D = A – (B+C)	$9,280,000
E	Working capital as at most recent month end (August 31, 2024)	$1,350,000
G	Total available funds: G = D+E	$10,630,000

The Company expects to use the Available Funds as follows:

Description of intended use of available funds listed in order of priority	Assuming 100% of September Offering
Research Milestones – Industry AI Benchmarks and Tests to Demonstrate Capabilities
MNIST(1)	$734,000
Atari 10K challenge(2)	$1,834,000
Genius Product
Ongoing Beta Releases(3)	$460,000
Genius 1.0(4)	$810,000
Genius Agents(5)	$135,000
Sales(6)	$405,000
Marketing and investor relations(7)	$338,000
General and administrative(8)	$4,960,000
Unallocated working capital	$954,000
Total	$10,630,000

Notes:

(1)	Compromised of costs from the research and development team to reach the standard of 98% accurate handwriting recognition from a standard set of handwriting samples. The plan is to achieve 98% or greater accuracy in this standard test, but do so with 50% or greater efficiency (measured in power consumption, processors used, and time to complete) than the current next best alternative.
(2)	Compromised of costs from the research and development team to reach the industry test for AI to demonstrate learning capabilities. This benchmark test demonstrates how quickly an AI system can learn to play the original 26 Atari games.
(3)	Compromised of costs of the engineering team to reach additional milestone releases for the Genius Beta program as new features and capabilities are added and the Beta program expands, and cost of engaging additional support staff in connection with new curated commercial projects.
(4)	Compromised of development costs associated with the effort to make the Genius product publicly accessible. This will require operations infrastructure, support staff, and customer service level agreements; and costs associated with integrating the results of research milestones into Genius.
(5)	Compromised of the cost to make the Genius Agents and an agent framework that integrates agents from VERSES and from VERSES’ partners that can be used to solve specific customer problems.
(6)	Compromised of salaries and related costs for the sales team and consultants to support sales of the Genius strategy.
(7)	Compromised of costs of financial advisors ($135,630), third party marketing strategy teams and investor relations ($202,370).
(8)	Compromised of salaries and related costs for the CEO and President ($1,035,976), CFO ($388,884), accounting team ($501,086), Board of Directors ($324,324), human resources team ($253,220), IT team ($257,096), internal counsel ($386,781), external counsel ($643,243), software subscriptions ($202,703), travel expenses ($182,432), D&O insurance ($559,111), stock exchange-related costs ($81,081), rent ($63,554), and other general administrative purposes ($79,904).

Business Objectives and Milestones

The Company’s research roadmap outlines the key milestones and benchmarks against which to measure the progress and significance of the Company’s research and development efforts, against conventional deep learning, for the benefit of industry, academia, and the public. The Company expects to demonstrate its approach to AI that aims to be able to match or exceed the performance of advanced AI models on multiple industry-standard benchmarks while using materially less data and energy. The implications of meeting these benchmarks are to provide scientific evidence that the Company’s approach can yield better, cheaper and faster AI that applies to a broader market opportunity and is commercialized in Genius.

The Annual Financial Statements include a going-concern note. The Company is still primarily in the research and development stage and the Company has not yet generated positive cash flows from its operating activities, which may cast doubt on the Company’s ability to continue as a going concern. The completion of any offering is intended to permit the Company to achieve the business objectives set out herein, and is not expected to affect the decision to include a going-concern note in the next annual financial statements of the Company.

Each Prospectus Supplement will contain specific information concerning the use of proceeds from the particular sale of Securities, including a description of the business objectives and milestones to be accomplished in respect of such sale.

Selling Securityholders

The Prospectus may also from time to time, relate to the offering of Securities by way of a secondary offering (each, a “Secondary Offering”) by one or more Selling Securityholders. The terms under which the Securities will be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any Secondary Offering by Selling Securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number and type of Securities owned, controlled or directed by each of the Selling Securityholders; (iii) the number of Securities being distributed for the accounts of each Selling Securityholders; (iv) the number of Securities to be beneficially owned, controlled, or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities of the class or series; (v) whether such Securities are owned by the Selling Securityholders both of record and beneficially, of record only or beneficially only; (vi) if a Selling Securityholder purchased any of the Securities held by such Selling Securityholder in the 12 months preceding the date of the Prospectus Supplement, the date or dates such Selling Securityholder acquired the Securities; (vii) if a Selling Securityholder acquired the Securities held by such Selling Securityholder in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to such Selling Securityholder in the aggregate and on a per Security basis; and (viii) the disclosure required by Item 1.11 of Form 44-101F1 - Short Form Prospectus, and, if applicable, each Selling Securityholder will file a non-issuer’s submission to jurisdiction form with the applicable Prospectus Supplement. No Selling Securityholder may distribute Securities pursuant to an “at-the-market distribution” in Canada.

Plan of Distribution

The Company and the Selling Securityholders may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. Each Prospectus Supplement will set forth the terms of the applicable offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company and/or the Selling Securityholder(s) from the sale of the Securities. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the Securities offered thereby. To the extent there are any Secondary Offerings, the aggregate amount of Securities that may be offered and sold by the Company hereunder shall be reduced by the aggregate amount of such Secondary Offerings.

In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by the Company or its subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. This Prospectus and any Prospectus Supplement may also cover the initial resale of the Securities purchased pursuant thereto.

The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with an offering of Securities to which a Prospectus Supplement pertains, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company and/or the Selling Securityholder(s).

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the securities.

In connection with any offering of Securities, except for an “at-the-market distribution” under this Prospectus or as set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Company and/or any Selling Securityholder, to indemnification by the Company and/or any Selling Securityholder against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers or agents with whom the Company enters into agreements may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

Unless otherwise specified in a Prospectus Supplement, there is no market through which the Company’s Warrants, Units, or Subscription Receipts may be sold, and holders may not be able to resell any such Securities purchased under this Prospectus or any Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the Securities (excluding any Subordinate Voting Shares) will not be listed on any securities exchange. This may affect the pricing of such Securities on the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Refer to the “Risk Factors” section of this Prospectus.

Description of Securities being Distributed

The Company’s authorized share capital consists of an unlimited number of Subordinate Voting Shares and Class B Proportionate Voting Shares (“Proportionate Voting Shares”) without par value. As at the date of this Prospectus, there were 168,107,952 Subordinate Voting Shares issued and outstanding as fully paid and non-assessable shares in the capital of the Company and no Proportionate Voting Shares issued and outstanding.

Subordinate Voting Shares

Except as disclosed directly below, the Subordinate Voting Shares do not have any additional pre-emptive rights, conversion rights or exchange rights and are not further subject to redemption, retraction purchase for cancellation or surrender provisions. There are no additional sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no additional provisions which are capable of requiring a security holder to contribute additional capital.

Voting

Holders of Subordinate Voting Shares are entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Each Subordinate Voting Share entitles the holder thereof to one vote at each such meeting. Unlike the holders of Proportionate Voting Shares, holders of Subordinate Voting Shares do not have the right to 6.25 votes per Subordinate Voting Share.

Alteration to Rights of Subordinate Voting Shares

So long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Subordinate Voting Shares expressed by separate special resolution, alter or amend the Articles of the Company if the result of such alteration or amendment would: (a) prejudice or interfere with any right or special right attached to the Subordinate Voting Shares; or (b) affect the rights or special rights of the holders of Subordinate Voting Shares or the holders of Proportionate Voting Shares on a per share basis as provided for by the Company’s Articles.

Dividends

The holders of Subordinate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared thereon by the board of directors of the Company (the “Board”) from time to time. The Board may declare no dividend payable in cash or property on the Subordinate Voting Shares unless the Board simultaneously declares a dividend payable in cash or property on the Proportionate Voting Shares, in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by 6.25.

The Board may declare a stock dividend payable in Subordinate Voting Shares on the Subordinate Voting Shares, but only if the Board simultaneously declares a stock dividend payable in: (a) Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share; or (b) Subordinate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by 6.25.

Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purposes of winding up its affairs, the holders of the Subordinate Voting Shares shall be entitled to participate pari passu with the holders of Proportionate Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to the amount of such distribution per Proportionate Voting Share divided by 6.25.

Subdivision or Consolidation

The Subordinate Voting Shares shall not be consolidated or subdivided unless the Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

Conversion of the Shares Upon an Offer

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a)	required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies (such offer to purchase, an “Offer”); and

(b)	not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to 1/6.25 of the consideration offered per Proportionate Voting Share;

each Subordinate Voting Share shall become convertible at the option of the holder thereof into Proportionate Voting Shares on the basis of 6.25 Subordinate Voting Shares for one (1) Proportionate Voting Share, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “Subordinate Share Conversion Right”). For the avoidance of doubt, fractions of Proportionate Voting Shares may be issued in respect of any amount of Subordinate Voting Shares in respect of which the Subordinate Share Conversion Right is exercised which is less than 6.25.

Restricted Securities

Proportionate Voting Shares

For reference purposes only, the description of the Proportionate Voting Shares is set out directly below. No Proportionate Voting Shares are being distributed under this Prospectus. Except as disclosed directly below, the Proportionate Voting Shares do not have any additional pre-emptive rights, conversion rights or exchange rights and are not further subject to redemption, retraction purchase for cancellation or surrender provisions. There are no additional sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no additional provisions which are capable of requiring a security holder to contribute additional capital.

Voting

The holders of Proportionate Voting Shares (the “Proportionate Voting Shareholders”) shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to provisions relating to the alteration to rights of Proportionate Voting Shares and to the creation of shares superior to Proportionate Voting Shares, each Proportionate Voting Share shall entitle the holder to 6.25 votes and each fraction of a Proportionate Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 6.25 and rounding the product down to the nearest whole number, at each such meeting.

Alteration to Rights of Proportionate Voting Shares

So long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the Proportionate Voting Shareholders expressed by separate special resolution alter or amend the Articles if the result of such alteration or amendment would: (a) prejudice or interfere with any right or special right attached to the Proportionate Voting Shares; or (b) affect the rights or special rights of the holders of Subordinate Voting Shares or Proportionate Voting Shares on a per share basis as provided for herein.

At any meeting of Proportionate Voting Shareholders called to consider such a separate special resolution, each Proportionate Voting Share shall entitle the holder to one (1) vote and each fraction of a Proportionate Voting Share will entitle the holder to the corresponding fraction of one (1) vote.

Shares Superior to Proportionate Voting Shares

The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Proportionate Voting Shares without the consent of the holders of a majority of the Proportionate Voting Shares expressed by separate ordinary resolution.

At any meeting of Proportionate Voting Shareholders called to consider such a separate ordinary resolution, each Proportionate Voting Share will entitle the holder to one (1) vote and each fraction of a Proportionate Voting Share shall entitle the holder to the corresponding fraction of one (1) vote.

Dividends

The Proportionate Voting Shareholders shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the Board from time to time. The Board may declare no dividend payable in cash or property on the Proportionate Voting Shares unless the Board simultaneously declares a dividend payable in cash or property on the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share divided by 6.25.

The Board may declare a stock dividend payable in Proportionate Voting Shares on the Proportionate Voting Shares, but only if the Board simultaneously declares a stock dividend payable in Proportionate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by 6.25.

The Board may declare a stock dividend payable in Subordinate Voting Shares on the Proportionate Voting Shares, but only if the Board simultaneously declares a stock dividend payable in Subordinate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by 6.25.

Holders of fractional Proportionate Voting Shares shall be entitled to receive any dividend declared on the Proportionate Voting Shares, in an amount equal to the dividend per Proportionate Voting Share multiplied by the fraction thereof held by such holder.

Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the Proportionate Voting Shareholders shall be entitled to participate pari passu with the holders of the Subordinate Voting Shares, with the amount of such distribution per Proportionate Voting Share equal to the amount of such distribution per Subordinate Voting Share multiplied by 6.25.

Subdivision or Consolidation

The Proportionate Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

Voluntary Conversion

Subject to the conversion limitation set out below, Proportionate Voting Shareholders shall have the following rights of conversion (the “Proportionate Share Conversion Right”):

(a)	Right to Convert Proportionate Voting Shares. Each Proportionate Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares in respect of which the Proportionate Share Conversion Right is exercised by 6.25. Fractions of Proportionate Voting Shares may be converted into such number of Subordinate Voting Shares as is determined by multiplying the fraction by 6.25.

(b)	Foreign Private Issuer Status. The Company shall use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Exchange Act. Accordingly, the Company shall not give effect to any voluntary conversion of Proportionate Voting Shares pursuant to its Articles or otherwise, and the Proportionate Share Conversion Right will not apply, to the extent that after giving effect to all permitted issuances after such conversion of Proportionate Voting Shares, the aggregate number of Subordinate Voting Shares and Proportionate Voting Shares (calculated on the basis that each Subordinate Voting Share and Proportionate Voting Share is counted once, without regard to the number of votes carried by such share) held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act (“U.S. Residents”) would exceed forty percent (40%) (the “40% Threshold”) of the aggregate number of Subordinate Voting Shares and Proportionate Voting Shares (calculated on the same basis) issued and outstanding (the “FPI Restriction”). The Board may by resolution waive this restriction for any individual transaction or increase the 40% Threshold to a number not to exceed fifty percent (50%), and if any such resolution is adopted, all references to the 40% Threshold herein shall refer instead to the amended percentage threshold set by the Board in such resolution.

(c)	Conversion Limitation. In order to give effect to the FPI Restriction, the number of Subordinate Voting Shares issuable to a Proportionate Voting Shareholder upon exercise by such holder of the Proportionate Share Conversion Right will be subject to the 40% Threshold based on the number of Proportionate Voting Shares held by such holder as of the date of issuance of Proportionate Voting Shares to such holder, and thereafter at the end of each of the Company’s subsequent fiscal quarters (each, a “Determination Date”), calculated as follows:

X = [A x 40% - B] x (C/D)

where, on the Determination Date:

X = Maximum Number of Subordinate Voting Shares which may be issued upon exercise of the Proportionate Share Conversion Right.

A = Aggregate number of Subordinate Voting Shares and Proportionate Voting Shares issued and outstanding.

B = Aggregate number of Subordinate Voting Shares and Proportionate Voting Shares held of record, directly or indirectly, by U.S. Residents.

C = Aggregate Number of Proportionate Voting Shares held by such holder.

D = Aggregate Number of all Proportionate Voting Shares.

An officer designated by the Board (or a committee thereof) shall determine as of each Determination Date, in his or her sole discretion acting reasonably, the aggregate number of Subordinate Voting Shares and Proportionate Voting Shares held of record, directly or indirectly, by U.S. Residents, the maximum number of Subordinate Voting Shares which may be issued upon exercise of the Proportionate Share Conversion Right, generally in accordance with the formula set forth immediately above. Upon request by a holder of Proportionate Voting Shares, the Company will provide each Proportionate Voting Shareholder with notice of such maximum number as at the most recent Determination Date, or a more recent date as may be determined by the Conversion Limitation Officer in its discretion. To the extent that issuances of Subordinate Voting Shares on exercise of the Proportionate Share Conversion Right would result in the 40% Threshold being exceeded, the number of Subordinate Voting Shares to be issued will be pro-rated among each holder of Proportionate Voting Shares exercising the Proportionate Share Conversion Right.

Notwithstanding the provisions set out above, the Board may by resolution waive the application of the Conversion Restriction to any exercise or exercises of the Proportionate Share Conversion Right to which the Conversion Restriction would otherwise apply, or to future Conversion Restrictions generally, including with respect to a period of time.

Restricted Securities Disclosure

Part 12 of National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”) and Ontario Securities Commission Rule 56-501 – Restricted Shares (“OSC Rule 56-501”and, together with Part 12 of NI 41-101, the “Restricted Share Rules”) regulate the creation and distribution of “restricted shares”(as defined in OSC Rule 56-501) and “restricted securities”(as defined in NI 41-101) by reporting issuers in Canada. The definitions of “restricted shares” and “restricted securities” include equity shares which have voting rights exercisable in all circumstances, irrespective of the number or percentage of shares owned, that are less, on a per share basis, than the voting rights attached to any other shares of an outstanding class of shares of the issuer. A “subject security” under NI 41-101 means a security that results, or would result if and when issued, in an existing class of securities being considered restricted securities. According to these definitions, the Subordinate Voting Shares are “restricted shares”(as defined in OSC Rule 56-501) and “restricted securities”(as defined in NI 41-101). As of the date of this Prospectus, 100% of the aggregate voting rights attached to the Company’s securities are represented by Subordinate Voting Shares.

In accordance with Section 7.7(1)(d) of NI 44-101, the Company has complied with Part 12 of NI 41-101 as follows:

●	The Company held a special meeting of shareholders on July 17, 2023 (the “2023 Special Meeting”) pursuant to which the Company delivered the Information Circular to its shareholders of record. At the 2023 Special Meeting, the holders of Subordinate Voting Shares passed a special resolution (the “Ratification Resolution”) ratifying, among other things: (i) the change of name of the “Common shares” of the Company to “Class A Subordinate Voting shares”; (ii) the creation of the Proportionate Voting Shares of the Company; and (iii) the addition of special rights and restrictions to the Subordinate Voting Shares and the Proportionate Voting Shares. The completion of the foregoing matters constituted a “restricted security organization” under NI 41-101 (the “Restricted Security Organization”), which Restricted Security Organization was previously approved by the shareholders of the Company on July 19, 2021 and made effective on July 20, 2021.

●	At the time of the Restricted Security Organization relating to the Subordinate Voting Shares:

○	the passing of the Ratification Resolution qualified as the “minority approval” required by the Restricted Share Rules on the following basis:

■	“minority approval” means, for the purposes of the Restricted Share Rules, approval by a majority of the votes cast by holders of shares of the Company in accordance with applicable law, and if required by applicable corporate law, by a majority of the votes cast by holders of a class of shares voting separately as a class, other than, in both cases, (A) “affiliates” of the issuer, or (B) “control persons” of the issuer, as those terms are defined in the Restricted Share Rules;

■	no affiliate of the Company beneficially owned, or controlled or directed, directly or indirectly, any voting securities of the Company and the only control persons of the Company are Gabriel Rene and Dan Mapes; and

■	on the date of the 2023 Special Meeting, Mr. René and Mr. Mapes, each directly controlled 5,000,000 Proportionate Voting Shares and 25,001 Subordinate Voting Shares or, approximately 21.41% of the total voting power of the Company on a non-diluted basis (42.82% in the aggregate). Any votes cast in respect of Mr. René and Mr. Mapes’ Subordinate Voting Shares were excluded from determining whether minority approval had been obtained for the Ratification Resolution. In addition, because (i) a separate class vote is not required under applicable corporate law; and (ii) all of the outstanding Proportionate Voting Shares are held by Mr. René and Mr. Mapes’, a separate class vote of Proportionate Voting Shares was not required for the approval of the Ratification Resolution;

○	the Company was a reporting issuer in British Columbia, Alberta, Saskatchewan and Ontario; and

●	The Information Circular that was delivered to shareholders in connection with the 2023 Special Meeting: (a) confirmed that, as of the date of the Information Circular, no affiliate of the Company beneficially owned, or controlled or directed, directly or indirectly, any voting securities of the Company; (b) disclosed the name of each control person and the number of securities beneficially owned, directly or indirectly, by the control person as of the date of the Information Circular; (c) included a statement of the number of votes attaching to the securities that were excluded for the purpose of the approval of the Ratification Resolution; and (d) disclosed the purpose and business reasons for the creation of the Subordinate Voting Shares.

Warrants

The Company may issue Warrants to purchase Subordinate Voting Shares. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.

Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between the Company and one or more banks or trust companies acting as warrant agent. The warrant agent will act solely as the Company’s agent and will not assume a relationship of agency with any holders of warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement.

Notwithstanding the foregoing, the Company will not offer Warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction.

The Prospectus Supplement relating to any Warrants that the Company offers will describe the Warrants and the specific terms relating to the offering. The description will include, where applicable:

●	the designation and aggregate number of Warrants;

●	the price at which the Warrants will be offered;

●	the currency or currencies in which the Warrants will be offered;

●	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

●	the designation, number and terms of the Subordinate Voting Shares, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

●	the exercise price of the Warrants;

●	the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

●	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

●	any minimum or maximum amount of Warrants that may be exercised at any one time;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

●	material Canadian federal income tax consequences of owning the Warrants; and

●	any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants. The Company may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

Units

The Company may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

Subscription Receipts

The Company may issue Subscription Receipts, separately or together, with Subordinate Voting Shares, Warrants or Units, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that the Company may offer pursuant to this Prospectus.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. The Company will file a copy of the subscription receipt agreement relating to an offering with the Commissions after the Company has entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the number of Subscription Receipts;

●	the price at which the Subscription Receipts will be offered and whether the price is payable in instalments;

●	conditions to the exchange of Subscription Receipts into Subordinate Voting Shares, Warrants or Units, as the case may be, and the consequences of such conditions not being satisfied;

●	the procedures for the exchange of the Subscription Receipts into Subordinate Voting Shares, Warrants or Units;

●	the number of Subordinate Voting Shares, Warrants or Units that may be exchanged upon exercise of each Subscription Receipt;

●	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	the dates or periods during which the Subscription Receipts may be exchanged into Subordinate Voting Shares, Warrants or Units;

●	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

●	material Canadian federal income tax consequences of owning the Subscription Receipts;

●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

Certificates representing the Subscription Receipts will be exchangeable for new certificates representing the Subscription Receipt of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities subject to the Subscription Receipts.

Under the subscription receipt agreement, a Canadian purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Subordinate Voting Shares, Warrants or Units, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Subordinate Voting Shares, Warrants or Units, as the case may be, if this Prospectus, the applicable Prospectus Supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States or other jurisdictions outside Canada.

Such subscription receipt agreement will also specify that the Company may amend any subscription receipt agreement and the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holder.

Prior Sales

Prior sales of Securities, including Subordinate Voting Shares and Securities convertible or exchangeable into Subordinate Voting Shares will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

Trading Price and Volume

The Subordinate Voting Shares are listed for trading on Cboe under trading symbol “VERS”. The following table sets forth the reported high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the Subordinate Voting Shares on Cboe for the periods indicated.

Month	High (CDN$)	Low (CDN$)	Volume (# of Subordinate Voting Shares)
September 2023	$1.63	$1.11	4,645,564
October 2023	$1.48	$0.78	6,455,107
November 2023	$1.53	$1.10	4,803,473
December 2023	$1.94	$1.10	5,811,259
January 2024	$2.37	$1.55	9,184,385
February 2024	$2.00	$1.29	5,701,402
March 2024	$1.81	$1.36	3,972,045
April 2024	$1.54	$0.91	5,739,999
May 2024	$1.27	$0.89	3,861,666
June 2024	$1.30	$0.92	4,926,107
July 2024	$1.22	$0.93	3,902,403
August 2024	$1.36	$0.87	7,301,324
September 2024(1)	$1.00	$0.70	4,509,171

Notes:

(1)	September 1, 2024 to September 25, 2024.

The following table sets out information relating to the monthly trading of the Warrants on Cboe Canada (under the symbol “VERS.WT.A”) for the 12-month period prior to the date of this Prospectus.

Month	High (CDN$)	Low (CDN$)	Volume (# of Warrants)
September 2023	$0.70	$0.55	4,400
October 2023	$0.80	$0.49	28,699
November 2023	$0.50	$0.255	96,100
December 2023	$0.95	$0.30	95,007
January 2024	$1.33	$0.64	430,428
February 2024	$0.95	$0.48	57,962
March 2024	$1.00	$0.445	324,221
April 2024	$0.5	$0.06	145,372
May 2024	$0.315	$0.065	124,810
June 2024	$0.33	$0.12	160,200
July 2024	$0.35	$0.125	114,684
August 2024	$0.50	$0.13	27,500
September 2024(1)	$0.135	$0.12	12,000

Notes:

(1)	September 1, 2024 to September 25, 2024.

Trading price and volume of Securities, including Subordinate Voting Shares and Securities convertible or exchangeable into Subordinate Voting Shares will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

Dividend Policy

There are no restrictions that would prevent the Company from paying dividends on the Subordinate Voting Shares; however, the Company has neither declared nor paid any dividends or other distributions on the Subordinate Voting Shares or Proportionate Voting Shares since incorporation and has not established any dividend or distribution policy. The Company does not currently pay dividends and does not intend to pay dividends in the foreseeable future. The declaration and payment of dividends, if any, in the future, rests within the sole discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and its subsidiaries, as applicable, and such other factors as its directors consider appropriate. There can be no assurance that the Company will pay dividends under any circumstances. See “Risk Factors – Dividends”.

Denominations, Registration and Transfer

The Securities will be issued in fully registered form in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry only Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the securities, but we may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, we may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry only Securities, a global certificate or certificates representing the Securities will be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

Risk Factors

An investment in the Company’s Securities is speculative and involves a high degree of risk. In addition to the other information included or incorporated by reference in this Prospectus or any applicable Prospectus Supplement, you should carefully consider the risks and uncertainties described in the documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, together with all the other information contained in this Prospectus, before purchasing the Company’s Securities. The occurrence of any of such risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. In these circumstances, the market price of the Securities, including the Subordinate Voting Shares, could decline, and you may lose all or part of your investment. The risks described herein are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that it currently deems to be immaterial may also materially and adversely affect its business, financial condition and results of operations. Investors should also refer to the other information set forth or incorporated by reference in this Prospectus or any applicable Prospectus Supplement, including the Company’s consolidated financial statements and related notes.

This Prospectus also contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described herein. See “Cautionary Note Regarding Forward-Looking Statements.”

The principal risk factors to which the Company’s business and its Securities are subject are presented in detail in the AIF under the heading “Risk factors”, as well as the risk factors described under the heading “Risk Factors” in any applicable Prospectus Supplement. See “Documents Incorporated by Reference”. The following is an abbreviated list of risk factors. These risk factors, as well as risks currently unknown to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause investors to lose part or all of their investment.

Risk Relating to the Offering of Securities

Price Volatility of Publicly Traded Securities

The Subordinate Voting Shares are listed and posted for trading on Cboe Canada and the OTCQB. Securities of technology companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

Other factors unrelated to the Company’s performance that may affect the price of the Subordinate Voting Shares include the following: the extent of analytical coverage available to investors concerning VERSES’ business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Subordinate Voting Shares may affect an investor’s ability to trade significant numbers of shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Subordinate Voting Shares; and a substantial decline in the price of the Subordinate Voting Shares that persists for a significant period of time could cause the Subordinate Voting Shares to be delisted from Cboe Canada, further reducing market liquidity. As a result of any of these factors, the market price of the Subordinate Voting Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Subordinate Voting Shares is affected by many other variables which are not directly related to VERSES’ success and are, therefore, not within the Company’s control. These include other developments that affect the market for all technology sector securities, the breadth of the public market for VERSES’ Subordinate Voting Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Subordinate Voting Shares is expected to make the price of the Subordinate Voting Shares volatile in the future, which may result in losses to investors.

Absence of a public market for some of the Securities

There is currently no public market for the Non-Listed Securities. If the Non-Listed Securities are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Non-Listed Securities or that a trading market for these securities will develop at all.

Speculative Nature of Investment Risk

An investment in the Company’s securities carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in the Company’s securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Price may not Represent the Company’s Performance or Intrinsic Fair Value

The market price of a publicly traded stock is affected by many variables not directly related to the corporate performance of the Company, including the market in which it is traded, the strength of the economy generally, the availability of the attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Subordinate Voting Shares on Cboe Canada and the OTCQB in the future cannot be predicted.

Securities or Industry Analysts

The trading market for the Subordinate Voting Shares could be influenced by research and reports that industry and/or securities analysts may publish about the Company, its business, the market or its competitors. The Company does not have any control over these analysts and cannot assure that such analysts will cover the Company or provide favourable coverage. If any of the analysts who may cover the Company’s business change their recommendation regarding the Company’s stock adversely, or provide more favourable relative recommendations about its competitors, the stock price would likely decline. If any analysts who may cover the Company’s business were to cease coverage or fail to regularly publish reports on the Company, it could lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline.

Dilution

Future sales or issuances of equity securities could decrease the value of the Subordinate Voting Shares, dilute voting power of holders of Subordinate Voting Shares and holders of Proportionate Voting Shares (collectively, the “Shareholders”) and reduce future potential earnings per Subordinate Voting Share. VERSES may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Subordinate Voting Shares) and may issue additional equity securities to finance the Company’s operations, subsidiaries, acquisitions or other business projects. VERSES cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Subordinate Voting Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in VERSES’ earnings per Subordinate Voting Share.

Dividends

To date, the Company has not paid any dividends on its outstanding Subordinate Voting Shares. Any decision to pay dividends on the Subordinate Voting Shares of the Company will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions. See “Dividend Policy”.

Cboe Listing

In the future, the Company may fail to meet the continued listing requirements for the Subordinate Voting Shares to be listed on Cboe Canada. If Cboe Canada delists the Subordinate Voting Shares from trading on its exchange, the Company could face significant material adverse consequences, including: a limited availability of market quotations for the Subordinate Voting Shares; a determination the Subordinate Voting Shares are a “penny stock” which will require brokers trading in the Subordinate Voting Shares to abide by more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for the Subordinate Voting Shares; a limited amount of news and analysts coverage for the Company; and a decreased ability to issue additional securities or obtain additional financing in the future.

Discretion in the use of proceeds

The Company currently intends to allocate the net proceeds, if any, received from any offering of Securities as described under the heading “Use of Proceeds”; however, the Company will have discretion in the actual application of such net proceeds, and may elect to allocate net proceeds differently from that described under the heading “Use of Proceeds” if determined by the Board to be in the Company’s best interests to do so. Shareholders of the Company may not agree with the manner in which the Board and management choose to allocate and spend the net proceeds. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company’s business.

Forward-Looking Statements May Prove Inaccurate

Investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Risks Relating to the Company’s Business

Limited Operating History

The Company has a relatively limited operating history. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company will generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its business and growth plans. An investment in the Company’s securities carries a high degree of risk and should be considered speculative by investors. Prospective investors should consider any purchase of the Units in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development and operations.

Additional Financing

The operation of the Company’s business will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, which may include debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing Shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing Shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets, the Company’s status as a relatively new enterprise with a limited history and/or the loss of key management personnel.

Negative Cash Flow from Operating Activities

The Company has had negative cash flow from operating activities since inception. The Company’s business is in an early stage and additional capital investment will be required to achieve revenue. There is no assurance that the Company will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

Implementation of Growth Strategy

VERSES’ future growth, profitability and cash flows depend upon the Company’s ability to successfully implement its growth strategy, which, in turn, is dependent upon a number of factors, including the Company’s ability to:

1.	expand its customer/user base;
2.	retain qualified operations staff;
3.	support growth of existing customers; and
4.	enhance and develop Genius and Genius-based applications.

There can be no assurance that the Company can successfully achieve any or all of the above initiatives in the manner or time period that the Company expects. Further, achieving these objectives will require investments which may result in short-term costs without generating any current revenue and therefore may be dilutive to VERSES’ earnings. The Company cannot provide any assurance that it will realize, in full or in part, the anticipated benefits the Company expects its strategy will achieve. The failure to realize those benefits could have a material adverse effect on VERSES’ business, financial condition and results of operations.

Conflicts of Interest

Certain of the Company’s directors and officers do not devote their full time to the affairs of the Company and certain of the Company’s directors and officers are also directors, officers and shareholders of other public companies in general, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the BCBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Uncertainty of Use of Available Funds

Management of the Company retains broad discretion in the application of the Company’s funds. The failure by the Company to apply available funds effectively could have a material adverse effect on the Company’s business, including the Company’s ability to achieve its stated business objectives.

Proprietary Artificial Intelligence Algorithms

VERSES uses proprietary artificial intelligence algorithms in its product offerings. The continuous development, maintenance, and operation of VERSES’ artificial intelligence products is expensive and complex, and may involve unforeseen difficulties, including material performance problems, undetected defects or errors. If Genius does not function reliably, this could negatively impact the user experience for VERSES’ customers. Any of these situations could result in customers’ dissatisfaction with VERSES, which could negatively impact VERSES’s business. Additionally, VERSES’ artificial intelligence algorithms may lead to unintentional bias and discrimination, which could subject VERSES to legal or regulatory liability as well as reputational harm. Any of these eventualities could result in a material and adverse effect on VERSES’ business, financial condition, operating results, cash flows, and prospects.

Failure to Manage Growth

VERSES anticipates that growing demand for the Company’s services and Genius will place significant demands on the Company’s operational infrastructure. The scalability of Genius will depend on VERSES’ ability to develop Genius for different industry applications. Moreover, as the Company’s business grows, VERSES will need to devote additional resources to improving its operational infrastructure and to continue to enhance its scalability in order to maintain the performance of Genius and related applications.

As the Company grows, VERSES will be required to continue to improve its operational and financial controls and reporting procedures and VERSES may not be able to do so effectively. In managing the Company’s growing operations, VERSES is also subject to the risks of over-hiring and/or overcompensating its employees and over-expanding its operating infrastructure. As a result, VERSES may be unable to manage its expenses effectively in the future, which may negatively impact VERSES’ gross profit or operating expenses.

As the Company continues to grow and develop the infrastructure of a public company, the Company must effectively integrate, develop and motivate a growing number of new employees, some of whom are based in various countries around the world. In addition, the Company must preserve its ability to execute quickly in further developing the Company’s platform and implementing new features and initiatives. As a result, VERSES may find it difficult to maintain its corporate culture, which could limit the Company’s ability to innovate and operate effectively. Any failure to preserve VERSES’ culture could also negatively affect the Company’s ability to recruit and retain personnel, to continue to perform at current levels or to execute on the Company’s business strategy effectively and efficiently.

Reliance on Strategic Partnerships

The Company relies on strategic partnerships with third parties for technologies that are vital to the functionality of the Company. The Company anticipates that it will continue to depend on relationships with these third parties, such as data center hosting companies, cloud computer platform providers, and software and hardware vendors. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. If the Company is unsuccessful in establishing and maintaining its relationships with third parties, or if these third parties are unable or unwilling to provide services to the Company, the Company’s ability to grow and scale Genius or to generate revenue could be impaired, and its results of operations may suffer. Even if the Company is successful, it cannot be sure that these relationships will result in increased customer usage of Genius and Genius applications or increased revenue.

Security Breaches

VERSES operates in an industry that is prone to cyber attacks. Failure to prevent or mitigate security breaches and improper access to or disclosure of the Company’s data or customer data could result in the loss or misuse of such data, which could harm VERSES’ business and reputation. The security measures VERSES has integrated into its internal networks and systems and Genius, which are designed to prevent or minimize security breaches, may not function as expected or may not be sufficient to protect the Company’s internal networks against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently. As a result, VERSES may be unable to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into the Company’s networks.

If a security breach were to occur, as a result of third-party action, employee error, breakdown of VERSES’ internal security processes and procedures, malfeasance or otherwise, and the confidentiality, integrity or availability of VERSES’ customers’ data was disrupted, the Company could incur significant liability to its customers, and VERSES’ services and Genius may be perceived as less desirable, which could negatively affect the Company’s business and damage its reputation.

Moreover, Genius and related applications could be breached if vulnerabilities in Genius or such related applications are exploited by unauthorized third parties or due to employee error, breakdown of VERSES’ internal security processes and procedures, malfeasance, or otherwise. Further, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information or otherwise compromise the security of VERSES’ internal networks and electronic systems in order to gain access to the Company’s data or its customers’ data.

Any actual or perceived security breach could damage the Company’s reputation and brand, expose the Company to a risk of litigation and possible liability and require VERSES to expend significant capital and other resources to respond to and/or alleviate problems caused by the security breach. Some jurisdictions have enacted laws requiring companies to notify individuals and authorities of data security breaches involving certain types of personal or other data. In addition, pursuant to the terms of certain agreements, VERSES may be required to notify certain customers and partners in the event of a security incident. Any of these events could harm VERSES’ reputation or subject VERSES to significant liability, and materially adversely affect the Company’s business and financial results.

Software Errors or Defects

Genius, KOSM and related applications are and will be dependent upon the successful and uninterrupted functioning of VERSES’ computer and data processing systems, cloud computing platform and network operating system. These software and systems may contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released.

The failure or unavailability of these systems could materially impact VERSES’s ability to deliver Genius, KOSM and related applications to customers effectively or comply with contractual obligations to third parties. If sustained or repeated, a system failure or loss of data could negatively affect the operating results of VERSES.

Since the Company’s customers use and will use its services for decisions that are critical to their operation and ability to efficiently function, errors, defects, security vulnerabilities, service interruptions or software bugs in the Company’s network could result in losses to its customers. Customers may seek significant compensation from the Company for any losses they suffer or cease conducting business with the Company altogether. Further, a customer could share information about bad experiences on social media, which could result in damage to the Company’s reputation. There can be no assurance that provisions included in the Company’s agreements with its customers that attempt to limit its exposure to claims would be enforceable or adequate or would otherwise protect it from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against the Company by any of its customers would likely be time-consuming and costly to defend and could seriously damage its reputation and brand, making it harder for the Company to generate revenue.

Insufficient Insurance Coverage

VERSES maintains property, general liability, errors and omissions and directors and officers’ liability insurance on such terms as it deems appropriate. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of VERSES’ lost investment. This insurance may not remain available to it at commercially reasonable rates. Future increases in insurance costs, coupled with the increase in deductibles, will result in higher operating costs and increased risk. Not all risks faced by VERSES are insured.

Failure to Maintain, Promote and Enhance Brand

VERSES believes that maintaining, promoting and enhancing the VERSES brand is critical to expanding the Company’s business and rolling out Genius and related applications. Maintaining and enhancing the VERSES brand will depend largely on the Company’s ability to continue to provide high-quality, well-designed, useful, reliable and innovative solutions, which the Company may not do successfully. The Company operates in a space with some of the largest companies in the world that have significantly more resources than VERSES. These companies have the ability to dilute the Company’s messaging regarding the Spatial Web which may confuse the market and be detrimental to the continued development and enhancement of the Company’s brand.

Errors, defects, data breaches, disruptions or other performance problems with Genius and related applications may harm VERSES’ reputation and brand. The Company may introduce new solutions or terms of service that its customers do not like, which may negatively affect the VERSES brand. Additionally, if the Company’s customers have a negative experience using VERSES solutions, such an experience may affect the VERSES brand, especially as the Company continues to attract larger customers to Genius.

The Company believes that the importance of brand recognition will increase as competition in VERSES’ market increases. In addition, successful promotion of the VERSES brand will depend on the effectiveness of the Company’s marketing efforts. VERSES’ efforts to market the VERSES brand will involve significant expenses. VERSES’ marketing expenditure may not yield increased revenue, and even if it does, any increased revenue may not offset the expenses VERSES incurs in building and maintaining the VERSES brand.

Dependence on Customer Internet Access and Use of Internet for Commerce

The Company’s success will depend upon the general public’s ability to access the internet, including through mobile devices. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including changes to laws or regulations impacting internet neutrality, could decrease the demand for Genius and related applications or otherwise adversely affect the Company’s business. Given uncertainty around these rules, VERSES could experience discriminatory or anti-competitive practices that could impede both the Company and its customers’ growth, increase the Company’s costs or adversely affect VERSES’ business. If customers become unable, unwilling, or less willing to use the internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to customers’ computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, VERSES’ business could be adversely affected.

Privacy and Security of Sensitive Information

VERSES’ operations are and will be dependent on the Company’s information systems and the information collected, processed, stored, and handled by these systems. Throughout the Company’s operations, VERSES will receive, retain and transmit certain confidential information, including personally identifiable information that the Company’s customers provide to utilize Genius and related applications, interact with the Company’s personnel, or otherwise communicate with VERSES. In addition, for these operations, VERSES will depend in part on the secure transmission of confidential information over public networks. The Company’s information systems are and will be subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches, including credit card or personally identifiable information breaches, coordinated cyber attacks, vandalism, catastrophic events and human error. Although VERSES deploys a layered approach to address information security threats and vulnerabilities, including ones from a cyber security standpoint, designed to protect confidential information against data security breaches, a compromise of the Company’s information security controls or of those businesses with whom the Company interacts, which results in confidential information being accessed, obtained, damaged, or used by unauthorized or improper persons, could harm VERSES’ reputation and expose VERSES to regulatory actions and claims from customers and other persons, any of which could adversely affect the Company’s business, financial position, and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, VERSES may not be able to anticipate these techniques or to implement adequate preventative measures. In addition, a security breach could require that the Company expends substantial additional resources related to the security of information systems and disrupt the Company’s businesses.

Changes in Technology

The Company operates in a competitive industry characterized by rapid technological change and evolving industry standards. The Company’s ability to attract new customers and generate revenue from existing customers will depend largely on its ability to anticipate industry standards and trends, respond to technological advances in its industry, and to continue to enhance Genius or to design and introduce new Genius applications on a timely basis to keep pace with technological developments and its customers’ increasingly sophisticated needs. The success of any enhancement of Genius or new related applications will depend on several factors, including the timely completion and market acceptance of Genius and related applications. Any new application the Company develops or acquires might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of the Company’s competitors implements new technologies before the Company is able to implement them, those competitors may be able to provide more effective applications and services than the Company at lower prices. Any delay or failure in the introduction of new or enhanced applications and services could harm the Company’s business, results of operations and financial condition.

The Company’s services and Genius are expected to embody complex technology that may not meet those standards, changes and preferences. The Company’s ability to design, develop and commercially launch Genius and related applications depends on a number of factors, including, but not limited to, its ability to design and implement solutions and services at an acceptable cost and quality, its ability to attract and retain skilled technical employees, the availability of critical components from third parties, and its ability to successfully complete the development of Genius and related applications in a timely manner. There is no guarantee that the Company will be able to respond to market demands. If the Company is unable to effectively respond to technological changes or fails or delays to develop services in a timely and cost-effective manner, Genius and related applications may become obsolete, and the Company may be unable to recover its development expenses which could negatively impact sales, profitability and the continued viability of its business.

Competition

Some of VERSES’ competitors are better capitalized, hold a larger percentage of the Canadian and international markets, have greater financial, technical and marketing resources than VERSES and have greater name recognition than VERSES. If price competition increases, VERSES may not be able to raise its pricing in response to a rising cost of funds or may be forced to lower the pricing that it is able to charge customers. Price-cutting or discounting may reduce profits. This could have a material adverse effect on VERSES’s business, financial condition and results of operations and on the amount of cash available for dividends to shareholders.

Difficulty in Forecasting

Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The Company’s estimates and forecasts relating to the size and expected growth of its target market, market demand and adoption, capacity to address this demand, and pricing, may prove to be inaccurate. The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources. A failure in the demand for its services to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Reputational Risk

Reputational damage can result from the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views, whether true or not. Reputation loss may result in decreased customer confidence and an impediment to the Company’s overall ability to advance Genius and Genius applications, thereby having a material adverse impact on its financial performance, financial condition, cash flows and growth prospects.

Protection of Intellectual Property

The Company’s commercial success depends to a significant degree upon its ability to develop new or improved technologies, instruments, and services, and to obtain patents, where appropriate, or other intellectual property rights or statutory protection for these technologies and products in Canada and the United States. Despite devoting resources to the research and development of proprietary technology, the Company may not be able to develop new technology that is patentable or protectable. Further, patents issued to the Company, if any, could be challenged, held invalid or unenforceable, or be circumvented and may not provide the Company with necessary or sufficient protection or a competitive advantage. Competitors and other third parties may be able to design around the Company’s intellectual property or develop technology similar to Genius that is not within the scope of such intellectual property. The Company’s inability to secure its intellectual property rights may have a materially adverse effect on its business and results of operations.

Currently, the Company’s intellectual property includes provisional patent applications, copyrights and registered trademarks. With respect to the Company’s provisional patent applications, such applications may not result in full patents being granted, and any full patent applications that the Company files may not result in issued patents or may take longer than expected to result in issued patents. The Company plans on taking the necessary steps, including but not limited to, the filing of additional patents as appropriate. There is no assurance any additional patents will be issued or that when they are issued, they will include all of the claims currently included in the applications. The Company also relies on contractual obligations of its employees and contractors to maintain the confidentiality of the Company’s technologies. To compete effectively, the Company needs to develop and continue to maintain a proprietary position with respect to its technologies, and business.

Additionally, prosecution and protection of the intellectual property rights sought can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the United States.

Foreign Private Issuer Status

The Company is a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, the Company will not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders will be exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of VERSES as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company will be exempt from the proxy rules under the Exchange Act.

The Company may in the future lose its foreign private issuer status if a majority of the Subordinate Voting Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company will incur as a Canadian foreign private issuer eligible to use MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Global Economy Risk

The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital and the trading price of the Company’s securities could be adversely impacted.

Dependence on Management and Key Personnel

The success of the Company will be largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activities grow, the Company will require additional key financial, administrative, and technology personnel as well as additional agents and operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition.

Government Regulation

VERSES is currently regulated under legislation in all of the jurisdictions in which it conducts business and is licensed or registered in those jurisdictions where licensing or registration is required by law. Changes in regulatory legislation or the interpretation thereof, or the introduction of any new regulatory requirements, could have a negative effect on VERSES and its operating results. There are different regulatory and registration requirements in each of the jurisdictions in Canada. VERSES takes the position that it is appropriately registered in the jurisdictions in which it conducts business. However, it may voluntarily seek additional registration in respect of its activities or from time-to-time regulators may adopt a different view that may require VERSES to seek additional registration. Failure to be appropriately registered could result in enforcement action and potential interruption of certain of VERSES’s servicing or other activities and may result in a default under servicing agreements. This could have a material adverse effect on VERSES’s business, financial condition and results of operations.

Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

Other than as set out below, the Company is not and was not during the most recently completed financial year, or from the end of the most recently completed financial year to the date of this Prospectus, a party to, nor was any of its property the subject of, any legal or regulatory actions material to the Company, and no such proceedings or actions are known to be contemplated.

On July 13, 2022, David Thomson, a former independent contractor, filed a claim against VTU, Cyberlab LLC, and a director and officer of VTU in Los Angeles Superior Court. The claim alleged violations of various sections of the California Corporations code, breach of contract, breach of the implied covenant of good faith and fair dealing, and unjust enrichment. Plaintiff claimed as much as US$5,000,000 in damages, subject to proof. On September 1, 2022, VTU filed an answer denying any wrongdoing, and also making its own counterclaim against Mr. Thomson. The cross-claims against David Thomson included: (i) misappropriation of trade secrets; (ii) breach of contract; (iii) violation of the California Computer Data Access and Fraud Act (which cross-claim was subsequently dismissed on summary judgement); and (iv) violation of the Economic Espionage Act, after VTU voluntarily dismissed three cross-claims (alleging violation of the Computer Fraud and Abuse Act, conversion and violation of the Stored Communications Act, respectively). VTU, for its part, sought to recover both compensatory and punitive damages from Mr. Thomson, as well as restitution of any ill-gotten gains and an award of reasonable attorneys’ fees. A courtroom trial was scheduled to begin on January 16, 2024. However, VTU (as defendant and cross-complainant) and the other three named defendants filed a motion to compel arbitration with the Court on February 3, 2023. On March 30, 2023, the Motion to Compel Arbitration was granted and the lawsuit in L.A. Superior Court was stayed (i.e., temporarily put on hold) pending the outcome of the arbitration proceedings. The arbitration process began on February 5, 2024, and the arbitration hearing concluded on April 3, 2024. A final arbitration award was issued on May 17, 2024. The final award imposes liability against: (i) VTU, jointly and severally with Cyberlab, LLC, in the amount of US$6,307,258, inclusive of interest; and (ii) Cyberlab, VTU and its principals, Gabriel René and Dan Mapes, jointly and severally, for damages in the amount of US$1,900,000, interest of US$709,973, costs of US$64,303 and the fees of plaintiff’s counsel totaling US$920,231. To resolve their part of joint and several liability, Mr. René and Mr. Mapes are working toward satisfying the portion of the award that applies to them as individuals. The remaining liability belongs to VTU. VTU is pursuing resolution negotiations which are ongoing. However, the likelihood of a favorable or unfavorable outcome, or an estimate of the amount or range of potential loss, which is isolated to VTU, is not reasonably foreseeable at this time. During the quarter ended June 30, 2024, the Company recorded a net comprehensive loss of US$10,337,383 which is US$5,331,168 lower than previous quarter mainly due to a provision for the arbitration award against VTU for US$6,307,258.

On May 24, 2023, Cosm, Inc. (“Cosm”) filed a trademark opposition claim against the Company with the United States Trademark Trial and Appeal Board. According to the filing, Cosm initiated the claim on the basis that there is a likelihood of consumer confusion between its COSM trademark and the Company’s KOSM trademark, the latter having been applied for in October of 2022. The Company: (i) denies any likelihood of any consumer confusion existing between Cosm’s COSM trademark and the Company’s KOSM trademark; (ii) has contested the claim in its entirety; and (iii) has filed its own counterclaim against Cosm (along with its answer) in late June, 2023 based on the Company’s prior use of its COSM trademark before changing it to KOSM. Thereafter, Cosm filed a motion to strike one of the Company’s affirmative defenses that is effectively addressed more appropriately by its counterclaim. On February 5, 2024, the Company entered into a settlement agreement with Cosm to terminate Cosm’s trademark opposition claim in return for the Company agreeing to abandon its trademark applications for KOSM and to not pursue any further activities relating to the registration of the KOSM and COSM marks.

On August 10, 2024, the Company learned that a complaint (the “Complaint”) had been filed in the Los Angeles Superior Court on June 21, 2024 against one of the Company’s US subsidiaries by a former employee who had been terminated for poor work performance. The Company’s US subsidiary and one of its employees, in their individual capacity, are named co-defendants in the Complaint. The Complaint alleges, inter alia, gender harassment; gender discrimination; race discrimination; race harassment; retaliation; and wrongful termination. The Plaintiff claims as much as US$3,500,000 in general and special compensatory damages, subject to proof. The Company, for its part, disputes the allegations, and considers its termination to have been completely proper and justified under law. It is prepared to defend itself to the fullest extent possible under the law. To date, the Company’s US subsidiary has yet to be served with the Complaint.

As any litigation is subject to many uncertainties, it is not possible to predict the ultimate outcome of this claim or to estimate the loss, if any, which may result. Accordingly, the outcome of the claim is not yet determinable, and the extent to which an outflow of funds may be required to settle this possible obligation cannot be reliably determined.

Reporting Issuer Status

As a reporting issuer, the Company is subject to reporting requirements under applicable securities law, the listing requirements of Cboe Canada and other applicable securities rules and regulations. Compliance with these requirements increases legal and financial compliance costs, make some activities more difficult, time consuming or costly, and increase demand on existing systems and resources. Among other things, the Company is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company intends to hire additional employees to comply with these requirements in the future, which will increase its costs and expenses.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may complete acquisitions that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as may be described in this Prospectus, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or assets into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

Internal controls

Effective internal controls are necessary for VERSES to provide reliable financial reports and to help prevent fraud. Although VERSES will undertake a number of procedures and will implement a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on VERSES under Canadian securities law, VERSES cannot be certain that such measures will ensure that VERSES will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm VERSES’s results of operations or cause it to fail to meet its reporting obligations. If VERSES or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in VERSES’s consolidated financial statements and materially adversely affect the trading price of the Subordinate Voting Shares.

Management of VERSES will ensure the accounting cycle, payroll administration, operational activities, and financial reporting controls to assess internal control risks and to ensure proper internal control is in place. The potential risk that flows from the identified deficiencies and weaknesses is the risk of potential fraud. However, the risk of fraud is considered low as management anticipates taking a number of measures as stated above to mitigate the potential risk of fraud, including without limitation: (i) all purchase and payment, including payroll, must be authorized by management; (ii) all significant capital expenditures must be pre-approved by the Board; and (iii) all source documents in any language other than English must be translated and scanned for accounting entries and recordkeeping purposes. Bank statements of VERSES will be reviewed by the Chief Financial Officer of VERSES regularly. The Board will continue to monitor the operations of VERSES, evaluate the internal controls, and develop measures in the future to mitigate any potential risks and weaknesses.

No Established Market for Securities

The Subordinate Voting Shares are listed on Cboe Canada; however, there can be no assurance that an active and liquid market for the Subordinate Voting Shares will develop or be maintained and an investor may find it difficult to resell any securities of the Company. If a market does not develop or is not sustained, it may be difficult for investors to sell the Subordinate Voting Shares at an attractive price or at all. The Company cannot predict the prices at which the Subordinate Voting Shares will trade.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company such a decision could adversely affect the Company’s ability to continue operating and the market price for the Subordinate Voting Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources.

Enforcement of Civil Liabilities

Most of the Company’s subsidiaries and assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise.

The Company has subsidiaries incorporated in the United States. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Company who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the United States. Courts in such jurisdiction may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is organized under the laws of British Columbia, Canada, that some of the Company’s officers and directors are residents of countries other than the United States, and that all, or a substantial portion of their assets and a substantial portion of the Company’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of its directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

The Company has been advised that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or “blue sky” laws.

The Company has filed with the SEC, concurrently with the U.S. Registration Statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company has appointed an agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of the Securities.

Certain Federal Income Tax Considerations

Owning or holding any of the Securities may subject holders to tax consequences in Canada, the United States and elsewhere. Although the applicable Prospectus Supplement may describe certain Canadian federal income tax consequences of the acquisition, ownership and disposition of any Securities offered under this Prospectus by an initial investor, the Prospectus Supplement may not describe these tax consequences fully. The applicable Prospectus Supplement may also describe certain United States federal income tax consequences which may be applicable to a purchaser of Securities hereunder by an investor who is a United States person (within the meaning of the United States Internal Revenue Code of 1986, as amended). Each investor should consult their own tax advisor with respect to such investor’s particular circumstances.

Legal Matters

Unless otherwise specified in an applicable Prospectus Supplement, certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by DuMoulin Black LLP.

Exemptions

Pursuant to a decision of the Autorité des Marchés Financiers, the securities regulatory authority in the Province of Québec, dated September 20, 2024, the Company was granted relief from the requirement that this Prospectus and all documents incorporated by reference herein, as well as any Prospectus Supplement that relates to any future “at-the-market” distribution, must be in both the French and English languages. The Company is not required to file French versions of this Prospectus, the documents incorporated by reference herein or any Prospectus Supplement relating to an “at-the-market” distribution. This exemption was granted on the condition that: (i) this Prospectus, together with any Prospectus Supplement, and any documents incorporated by reference in the Prospectus or any Prospectus Supplement, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution and (ii) that this Prospectus and any Prospectus Supplement be filed on the Company’s SEDAR+ profile.

Interest of Experts

Names of Experts

Certain legal matters in connection with the issuance of the Securities offered hereby will be passed upon on behalf of the Company by DuMoulin Black LLP.

Smythe LLP, the auditor of the Company, has audited the Annual Financial Statements which are incorporated by reference in this Prospectus. Smythe LLP has advised the Company that they are independent of the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Interests of Experts

To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, each of DuMoulin Black LLP and Smythe LLP (and each of their respective partners and associates) beneficially own, directly or indirectly, in the aggregate, less than 1% of the outstanding securities of the Company.

Promoters

Gabriel René, Chief Executive Officer and Director of the Company and Dan Mapes, President and Director of the Company are considered to be promoters of the Company as they took the initiative in substantially reorganizing certain aspects of the business of the Company.

Mr. René has ownership and control of 31,275,001 Subordinate Voting Shares, representing 20.60% of the issued and outstanding Subordinate Voting Shares as of the date of this AIF. Mr. Mapes also has ownership and control of 31,275,001 Subordinate Voting Shares, representing 20.60% of the issued and outstanding Subordinate Voting Shares as of the date of this Prospectus.

Pursuant to an employment contract between the Company (through VERSES, Inc., an Indirect Subsidiary) and Gabriel René, Mr. René is paid an annual salary of US$360,000 in addition to potential compensation received from equity compensation plans, health benefits and performance bonuses. Pursuant to an employment contract (through VERSES, Inc., an Indirect Subsidiary) and Dan Mapes, Mr. Mapes is paid an annual salary of US$264,000 in addition to potential compensation received from equity compensation plans, health benefits and performance bonuses.

No promoter of the Company is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to an order (a cease trad order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation) that was issued while the promoter was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to an order that was issued after the promoter ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that promoter was acting in the capacity as director, chief executive officer or chief financial officer.

No promoter of the Company (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that promoter was acting in that capacity, or within a year of that promoter ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such promoter.

No promoter of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Auditors, Transfer Agent and Registrar

The auditor of the Company is Smythe LLP, Chartered Professional Accountants, having its principal office at 1700 – 475 Howe Street, Vancouver, British Columbia V6C 2B3, and was appointed on February 15, 2023.

The transfer agent and registrar for the Subordinate Voting Shares is Endeavor Trust Corporation, having its principal office at Suite 702 – 777 Hornby Street, Vancouver, British Columbia, V6Z 1S4.

Legal Proceedings

Except for the claims set out under “Risk Factors – Risks Related to the Company’s Business – Claims and Legal Proceedings”, there are no outstanding legal proceedings material to the Company to which the Company is a party or in respect of which its respective business is subject, nor are there any such proceedings known to the Company to be contemplated.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto.

In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission, revisions of the price or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

Original purchasers of Units, Warrants (if offered separately), and Subscription Receipts, other than original purchasers who acquire Units, Warrants, or Subscription Receipts in the United States, will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Unit, Warrant, and Subscription Receipt, as the case may be. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Unit, Warrant, or Subscription Receipt, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable security is offered to the public under the Prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

C - 1

CERTIFICATE OF THE COMPANY

September 26, 2024

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces and territories of Canada.

(Signed) “Gabriel René”	(Signed) “Kevin Wilson”
Gabriel René	Kevin Wilson
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) “Dan Mapes”	(Signed) “Jonathan De Vos”
Dan Mapes	Jonathan De Vos
President and Director	Director

C - 2

CERTIFICATE OF THE PROMOTER

September 26, 2024

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces and territories of Canada.

(Signed) “ Gabriel René “	(Signed) “ Dan Mapes “
GABRIEL RENÉ	DAN MAPES
Promoter	Promoter